 As filed with the Securities and Exchange Commission on November 19, 2001


                                                 Registration No. 333-73182


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                              AMENDMENT NO. 1


                                    TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                             AFC ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)
        Minnesota                  5812                  58-2016606
     (State or other         (Primary Standard        (I.R.S. Employer
     jurisdiction of            Industrial
    incorporation or        Classification Code      Identification No.)
      organization)               Number)
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               GERALD J. WILKINS
                            Executive Vice President
                          and Chief Financial Officer
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ------------
                                   Copies to:

    THOMAS M. CLEARY        ALLAN J. TANENBAUM        JEFFREY M. STEIN
   Riordan & McKinzie     Senior Vice President,       King & Spalding
 300 South Grand Avenue     General Counsel and     191 Peachtree Street
       Suite 2900                Secretary
                           Six Concourse Parkway   Atlanta, Georgia 30303-
 Los Angeles, California        Suite 1700                  1763
          90071                                        (404) 572-4600
     (213) 629-4824       Atlanta, Georgia 30328-
                                   5352
                              (770) 391-9500
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                           Proposed
                                                      Proposed  Maximum    Maximum       Amount of
       Title of Each Class of           Amount to be   Offering Price      Offering     Registration
    Securities to be Registered        Registered(1)    Per Share(2)       Price(2)        Fee(3)
--------------------------------------------------------------------------------
Common Stock, par value $0.01 per
 share................................   8,050,000         $25.66        $206,563,000     $51,641

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 1,050,000 shares in the aggregate that the underwriters may purchase from the selling shareholders to cover over-allotments.
(2) Calculated pursuant to Rule 457(c) for purposes of calculating the registration fee.

(3) Previously paid.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2001


                                7,000,000 Shares
                             [AFC Enterprises Logo]

                                  Common Stock

                                   --------

  The shares of common stock are being sold by the selling shareholders. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

  Our common stock is quoted on The Nasdaq National Market under the symbol "AFCE". The last reported sale price on November 16, 2001, was $24.90 per share.


  The underwriters have an option to purchase a maximum of 1,050,000 additional shares from the selling shareholders to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 8.

                                                   Underwriting
                                            Price   Discounts   Proceeds to
                                              to       and        Selling
                                            Public Commissions  Shareholders
                                            ------ ------------ ------------
Per Share..................................  $         $            $
Total...................................... $         $            $

  Delivery of the shares of common stock will be made on or about    , 2001.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston    Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.     Deutsche Banc Alex. Brown

                   The date of this prospectus is    , 2001.

[Artwork Depicted in Prospectus]

The inside front cover page portrays the following:

     The AFC Enterprises logo in the top left cover of the page.

     The left side of the top half of the page has a product picture of Popeyes fried chicken, biscuits and side items above the Cajun Our Way(TM), Popeyes(R) Chicken & Biscuits logo, and the right side has a product picture of a Cinnabon cinnamon roll above the Cinnabon(R) World Famous Cinnamon Rolls logo.

     The middle of the page states: "'Now Serving 2 Million Appetites A Day Worldwide'. -- FRANK BELATTI, CHAIRMAN & CEO".

     The left side of the bottom half of the page has a product picture of a cup of Seattle's Best Coffee above the Seattle's Best Coffee(R) logo next to a cup of Torrefazione Italia Coffee in a handpainted ceramic cup above the Torrefazione Italia Coffee logo, and the right side has a product picture of Church's fried chicken, a bowl of macaroni and cheese and an apple strudel under the Church's Chicken(TM), Since 1952 logo.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    8
Forward-Looking Statements..........   16
Use of Proceeds.....................   17
Price Range of Common Stock and
 Dividend Policy....................   17
Selected Consolidated Financial
 Data...............................   18
Summary System-Wide Data............   21
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   23
Business............................   46
Management..........................   63
Principal and Selling Shareholders..   74

                                     Page
                                     ----
Related-Party Transactions..........  76
Description of Capital Stock........  77
Shares Eligible for Future Sale.....  80
Certain United States Federal Tax
 Considerations for Non-United
 States Holders of Common Stock.....  82
Underwriting........................  85
Notice to Canadian Residents........  87
Legal Matters.......................  88
Experts.............................  88
Where You Can Find More Information
 About Us...........................  88
Index to Consolidated Financial
 Statements......................... F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and our consolidated financial statements, carefully before making an investment decision.

                                  Our Business

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes(R) Chicken & Biscuits, Church's Chicken(TM), Cinnabon(R), Seattle's Best Coffee(R) and Torrefazione Italia(R) Coffee. Our brands enjoy a long history of operations. Popeyes was founded in 1972, Church's in 1952, Cinnabon in 1985, Seattle's Best Coffee in 1970 and Torrefazione Italia Coffee in 1986. Our brands also enjoy strong market positions in their respective categories. Popeyes and Church's are the second and third largest chicken QSR concepts in the world. Cinnabon is the world-wide leader in the QSR cinnamon roll bakery category, and Seattle's Best Coffee is a leading alternative to the market leader in the specialty coffee category. As of October 7, 2001, we operated and franchised 3,750 restaurants, bakeries and cafes in 46 states, the District of Columbia, Puerto Rico and 30 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle's Best Coffee and Torrefazione Italia Coffee brands (which we refer to collectively as Seattle Coffee). Our system-wide sales totaled approximately $2.4 billion in 2000 and approximately $2.0 billion for the forty weeks ended October 7, 2001.

   We commenced operations in November 1992 following the reorganization of our predecessor, which operated and franchised Popeyes and Church's restaurants. In connection with the reorganization, a new management team headed by Frank J. Belatti and Dick R. Holbrook assumed control of our operations. From November 1992 through 1995, we focused on improving the quality and appeal of our brands through a number of measures, including re-imaging a significant number of our Popeyes and Church's restaurants, enhancing the profitability of our company-operated restaurants, improving our franchisee support systems and services, and increasing the number of our franchised restaurants. In April 1996, we received an equity investment from Freeman Spogli & Co. and PENMAN Partners. This investment enabled us to re-image additional restaurants, penetrate existing markets and develop new markets, and to reduce our indebtedness.
We refinanced our indebtedness in 1997, and acquired Seattle Coffee Company and Cinnabon International, Inc. in 1998. In March 2001, we completed an initial public offering of our common stock.

   From 1996 to 2000, our management team engineered a dramatic improvement in our overall performance. From the beginning of 1996 to the end of 2000, the number of our franchised units increased from 1,477 to 2,762, and outstanding franchise development commitments increased from 1,083 to 2,289. In each of 1996 through 2000, comparable system-wide domestic restaurant sales increased for each of Popeyes and Church's. From 1996 to 2000, we also increased total system-wide sales at a compound annual rate of 13.6%, franchising revenue at a compound annual rate of 15.4%, EBITDA at a compound annual rate of 18.3%, and EBITDA margin from 13.1% to 17.4%.

Company Strengths

   In addition to possessing the leading market positions described above, our strengths include the following:

   High Brand Awareness and Crave Appeal(TM). Because of our high level of brand awareness and the unique taste profiles and positioning of our products, which we refer to as their Crave Appeal, we have developed a loyal base of existing customers and are uniquely positioned to attract new customers.

   Efficient QSR Support System. Our centralized corporate management structure, management information systems and purchasing cooperatives enable us to tightly control unit and corporate-level costs, capture economies of scale and react more quickly to trends developing in our businesses.

   Model for Growth. We have developed the operating systems and support services needed to facilitate future growth in new geographic territories and within existing markets. We employ a site identification and new unit development process that enables us to identify and obtain favorable sites and to efficiently open new units. We plan to open over 900 franchised restaurants, bakeries and cafes, both domestically and internationally, during the next two years.

   Experienced Management Team. Our management team has overseen a period of strong operating performance and increased unit growth since 1992. Our nine senior executives have an average of more than 20 years of experience in the restaurant and franchising industries.

   Attractive Investment Opportunities for Franchisees. We offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics and offer attractive returns on investment.

Strategy

   Building on these strengths, we are pursuing the following strategies:

   Be the Franchisor of Choice.(R) Our primary objective is to be the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We believe that by offering attractive investment opportunities, together with exceptional franchisee support systems and services, potential franchisees will prefer to partner with us, rather than with other franchisors, making us the Franchisor of Choice. We will also continue to sell certain company-operated units to franchisees, enabling us to concentrate our company-operated units in model markets.

   Promote Our Uniquely Positioned Brands. In the fourth quarter of 2000, we implemented a new re-imaging program that is designed to update and enhance the image of our uniquely positioned brands. We believe that by periodically updating the image of our brands, we will increase consumer awareness and sales. We plan to have substantially all of our restaurants, bakeries and cafes re-imaged by the end of 2005, and will require that our franchisees complete re-images of their units in accordance with the terms of their franchise agreements.

   Expand Our Penetration in New Geographic Territories and Within Existing Markets, and Develop New Channels of Distribution. Currently, the markets for our Popeyes, Church's, Cinnabon and Seattle Coffee brands are substantially underpenetrated. We are increasing the number of restaurants, bakeries and cafes in traditional formats in both new geographic territories and within existing markets. We are also expanding the number and type of non-traditional formats for our units, and are aggressively expanding the wholesale distribution of our Seattle Coffee brands.

   Expand Internationally. We believe that we have the opportunity to establish a leading market position, or further strengthen our existing market position, in a number of countries, due to the appeal of our highly recognizable American brands, as well as a lack of significant competition for our brands in these international markets.

   Acquire Additional Brands. Using our knowledge, experience, franchisee relationships and support systems and services, we plan to acquire, develop and expand additional branded concepts. Our objective is to acquire brands that are highly recognizable and uniquely positioned in their markets, possess strong growth characteristics, are well-suited to franchising, and offer attractive returns on investment.

General

   Our principal executive offices are located at Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328-5352, and our telephone number is (770) 391-9500. Our website is located at "www.afce.com". Information contained on our website is not a part of this prospectus.

   AFC(R), AFC Enterprises(R), Popeyes(R) Chicken & Biscuits, Church's Chicken(TM), Cinnabon(R), Seattle's Best Coffee(R) and Torrefazione Italia(R), each of the logos for our respective brands and Franchisor of Choice(R), are registered or pending trademarks of AFC Enterprises. We also have a number of other registered marks, service marks, trademarks and trade names, and trademark applications, related to our brands' products, services and concepts, and other phrases that we use throughout this prospectus, including Crave Appeal(TM). All other registered marks, service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

Common stock offered by
 the selling
 shareholders........... 7,000,000 shares
Common stock to be
 outstanding after this
 offering............... 30,367,221 shares
Use of proceeds......... We will not receive any of the proceeds from the offering.
Nasdaq National Market
 symbol................. AFCE

   The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding as of November 4, 2001, and excludes 4,095,560 shares subject to options at a weighted average exercise price of $8.69 per share.


   Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following tables present our summary consolidated financial data. The data presented in these tables is from "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. You should read those sections and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The historical financial information may not be indicative of our future performance.

                                                                      Forty Week
                                   Fiscal Year Ended(1)              Period Ended
                          -------------------------------------- ---------------------
                          December 27, December 26, December 31, October 1, October 7,
                              1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ---------- ----------
                                                                      (unaudited)
                                 (dollars in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................    $597,954     $698,016     $725,220    $544,158   $531,961
Income from continuing
 operations(2)..........      25,783       58,170       81,592      57,888     62,457
Interest expense, net...      30,786       34,007       33,871      25,691     19,158
Net income (loss)(2)....      (8,646)      12,085       27,464      18,193     25,131
Basic earnings (loss)
 per share..............    $  (0.35)    $   0.46     $   1.04    $   0.69   $   0.86
Weighted average basic
 shares outstanding
 (000s).................      24,371       26,231       26,323      26,318     29,254
Diluted earnings (loss)
 per share..............    $  (0.35)    $   0.42     $   0.96    $   0.64   $   0.81
Weighted average diluted
 shares outstanding
 (000s).................      24,371       28,419       28,746      28,478     31,091
Other Financial Data:
EBITDA(3)...............    $ 86,632     $111,209     $126,004    $ 91,086   $ 94,800
EBITDA margin...........        14.5%        15.9%        17.4%       16.7%      17.8%
Cash capital
 expenditures...........    $ 38,925     $ 53,278     $ 51,489    $ 35,115   $ 43,317
                          December 27, December 26, December 31, October 1, October 7,
                              1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ---------- ----------
                                                                      (unaudited)
                                             (dollars in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents, net of
 bank overdraft.........    $ 10,818     $  3,280     $  4,200    $    775   $    367
Total assets............     556,465      561,889      539,449     536,265    536,610
Total debt and capital
 lease obligations......     360,711      348,091      313,132     323,775    243,819
Total shareholders'
 equity.................      87,917      100,799      129,567     119,771    210,839

--------------------
(1) The fiscal year ended December 31, 2000 included 53 weeks. The fiscal years ended December 27, 1998 and December 26, 1999 included 52 weeks.
(2) Income from continuing operations and net income for 2000 and the forty weeks ended October 1, 2000 were favorably impacted by a net decrease in general and administrative expenses of $1.6 million (pre-tax) primarily related to the elimination of an environmental reserve. The impact of the reduction was partially offset by an increase in expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses.
(3) EBITDA represents income from continuing operations plus depreciation and amortization, adjusted for items related to gains/losses on asset dispositions and write-downs, and for compensation expense related to stock option activity. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt. We believe investors find this information useful. EBITDA as defined may not be comparable to similarly-titled measures reported by other companies.

                            SUMMARY SYSTEM-WIDE DATA

   The following table presents financial and operating data for the restaurants, bakeries and cafes that we operate or franchise. The data presented in this table is unaudited. Sales information for franchised units is reported by franchisees or, in some cases, estimated by us based on other data.


                                                                        Forty Week
                                  Fiscal Year Ended(1)                 Period Ended
                         ----------------------------------------  -----------------------
                         December 27,  December 26,  December 31,  October 1,   October 7,
                             1998          1999          2000         2000         2001
                         ------------  ------------  ------------  ----------   ----------
System-wide sales
 (000s):
 Popeyes................  $  954,305    $1,068,574    $1,230,484   $  931,246   $1,014,702
 Church's...............     755,074       810,471       878,834      663,593      694,203
 Cinnabon(2)............      41,738       152,421       184,366      128,078      150,157
 Seattle Coffee
  retail(2).............      24,887        32,587        48,518       34,266       47,656
 Seattle Coffee
  wholesale(2)..........      36,411        50,716        56,720       41,060       48,086
                          ----------    ----------    ----------   ----------   ----------
   Total................  $1,812,415    $2,114,769    $2,398,922   $1,798,243   $1,954,804
                          ==========    ==========    ==========   ==========   ==========
System-wide unit
 openings(3):
 Popeyes................         198           151           143           93          125
 Church's...............          87           133            98           76           52
 Cinnabon...............           6            46            81           42           78
 Seattle Coffee
  retail................          18            27            39           31           33
                          ----------    ----------    ----------   ----------   ----------
   Total................         309           357           361          242          288
System-wide units open
 (end of period):
 Popeyes................       1,292         1,396         1,501        1,464        1,578
   Company-operated.....         171           175           130          166          121
   Franchised...........       1,121         1,221         1,371        1,298        1,457
 Church's...............       1,399         1,492         1,534        1,534        1,506
   Company-operated.....         491           494           468          476          417
   Franchised...........         908           998         1,066        1,058        1,089
 Cinnabon...............         369           388           451          421          505
   Company-operated.....         212           195           187          193          163
   Franchised...........         157           193           264          228          342
 Seattle Coffee
  retail................          71            98           132          126          161
   Company-operated.....          59            76            71           73           71
   Franchised...........          12            22            61           53           90
     Total company-
      operated..........         933           940           856          908          772
     Total franchised...       2,198         2,434         2,762        2,637        2,978
                          ----------    ----------    ----------   ----------   ----------
     Total system-wide..       3,131         3,374         3,618        3,545        3,750
System-wide percentage
 change in comparable
 unit sales(4):
 Domestic:
   Popeyes..............         5.2 %         4.4 %         3.4 %        3.7 %        4.0 %
   Church's.............         4.6 %         1.1 %         0.8 %        0.8 %        1.9 %
   Cinnabon.............         --            2.4 %         4.7 %        3.5 %        1.3 %
   Seattle Coffee
    retail..............         --            3.3 %         0.9 %        0.0 %       (0.4)%
 International:
   Popeyes..............       (13.3)%        (4.8)%        (0.1)%        2.2 %       (7.6)%
   Church's.............        (1.5)%        (2.7)%        (1.5)%       (1.7)%       (0.6)%
   Cinnabon.............         --           11.5 %         6.3 %        5.6 %      (19.5)%
   Seattle Coffee
    retail..............         --            --            --           --           2.6 %
Total commitments
 outstanding
 (end of period)(5):....       1,602         1,983         2,289        2,299        2,364

(1) The fiscal year ended December 31, 2000 included 53 weeks. The fiscal years ended December 27, 1998 and December 26, 1999 included 52 weeks.
(2) System-wide sales for Cinnabon and Seattle Coffee in 1998 include only those sales generated after October 15, 1998 and March 18, 1998, their respective dates of acquisition.
(3) System-wide unit openings include company and franchised unit openings. Of the 288 system-wide unit openings during the forty weeks ended October 7, 2001, 15 were company unit openings and 273 were franchised unit openings. Of the 242 system-wide unit openings during the forty weeks ended October 1, 2000, 5 were company unit openings and 237 were franchised unit openings. Of the 361 system-wide unit openings in 2000, 11 were company unit openings and 350 were franchised unit openings. Of the 357 system-wide unit openings in 1999, 54 were company unit openings and 303 were franchised unit openings. Of the 309 system-wide unit openings in 1998, 96 were company unit openings and 213 were franchised unit openings.
(4) Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000 and 2001. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998. Comparable sales for 2000 are calculated by comparing the 53 weeks of sales for 2000 to the prior 53 weeks, which includes the 52 weeks from 1999 plus the first week of 2000.
(5) Commitments represent obligations to open franchised restaurants, bakeries and cafes under executed development agreements. Of the total commitments outstanding as of October 7, 2001, 930 related to our Popeyes brand, 656 related to our Church's brand, 489 related to our Cinnabon brand, and 289 related to our Seattle Coffee brands.

                                  RISK FACTORS

   You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be materially and adversely affected. In this event, the trading price of our common stock could decline, and you may lose part or all of your investment.

           Risks Related to Our Business and the Foodservice Industry

If the cost of chicken or green coffee beans increases, our cost of sales will increase and our operating results could be adversely affected.

   The principal food products used by our company-operated and franchised restaurants and cafes are chicken and green coffee beans. Any material increase in the costs of these food products could adversely affect our operating results. In particular, for 1999, 2000 and the forty weeks ended October 7, 2001, approximately 47%, 46% and 50% of the cost of sales for our company-operated chicken restaurants were attributable to the purchase of fresh chicken. Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products. Because our purchasing agreements for fresh chicken allow the prices that we pay for chicken to fluctuate, a rise in the prices of chicken products could expose us to cost increases. In addition, the supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices. The supply and prices of coffee beans can be affected by many factors, including the weather and political and economic conditions in producing countries. If we fail to anticipate and react to increasing food costs by adjusting our purchasing practices, our cost of sales may increase and our operating results could be adversely affected.


If we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

   Labor is a primary component in the cost of operating our restaurants, bakeries and cafes. As of October 7, 2001, we employed 11,236 hourly-paid employees in our company-operated units. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant, bakery and cafe managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. The number of qualified individuals needed to fill these positions is in short supply in some areas. Although we have not yet experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new units. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

If we are unable to franchise a sufficient number of restaurants, bakeries and cafes, our growth strategy could fail.

   As of October 7, 2001, we franchised 2,285 Popeyes, Church's, Cinnabon and Seattle Coffee units domestically and 693 units in Puerto Rico and 30 foreign countries. Our growth strategy is significantly dependent on increasing the number of our franchised restaurants, bakeries and cafes, both through sales of new franchises and sales of existing company-operated units to new and existing franchisees. If we are unable to franchise a sufficient number of restaurants, bakeries and cafes, our growth strategy could fail.

   Our ability to successfully franchise additional restaurants, bakeries and cafes will depend on various factors, including the availability of suitable sites, the negotiation of acceptable leases or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of our franchisees, our ability to manage this anticipated expansion, and general economic and business conditions. Many of the foregoing factors are beyond the control of our franchisees. Further, there can be no assurance that our franchisees will successfully develop or operate their units in a manner consistent with our concepts and standards, or will have the business abilities or access to financial resources necessary to open the units required by their agreements. Historically, there have been many instances in which Church's and Popeyes franchisees have not fulfilled their obligations under their development agreements to open new units.

Because our operating results are closely tied to the success of our franchisees, the failure of one or more of these franchisees could adversely affect our operating results.

   Our operating results are increasingly dependent on our franchisees and, in some cases, certain franchisees that operate a large number of our restaurants and bakeries. How well our franchisees operate their units is outside of our direct control. Any failure of these franchisees to operate their franchises successfully could adversely affect our operating results. From the beginning of 1996 to October 7, 2001, the number of our franchised units increased from 1,477 to 2,978. We currently have over 575 franchisees. In addition, one of our domestic franchisees currently operates over 150 Popeyes restaurants, another domestic franchisee currently operates approximately 100 Church's restaurants, and another domestic franchisee currently operates over 100 Cinnabon bakeries. In addition, each of our international franchisees is generally responsible for the development of significantly more restaurants, bakeries and cafes than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. There can be no assurance that our domestic and international franchisees will operate their franchises successfully.

Our expansion into new markets may present additional risks that could adversely affect the success of our new units, and the failure of a significant number of these units could adversely affect our operating results.

   We expect to enter into new geographic markets in which we have no prior operating or franchising experience. We face challenges in entering new markets, including consumers' lack of awareness of our brands, difficulties in hiring personnel, and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our new units. The failure of a significant number of the units that we open in new markets could adversely affect our operating results.

Changes in consumer preferences and demographic trends, as well as concerns about food quality, could result in a loss of customers and reduce our revenues.

   Foodservice businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants. We and our franchisees are, from time to time, the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may harm the reputation of our and our franchisees' restaurants, bakeries or cafes, regardless of whether the allegations are valid, we are found liable or those concerns relate only to a single unit or a limited number of units. Moreover, complaints, litigation or adverse publicity experienced by one or more of our franchisees could also adversely affect our business as a whole. If we are unable to adapt to changes in consumer preferences and trends, or we have adverse publicity due to any of these concerns, we may lose customers and our revenues may decline.

If we are unable to compete successfully against other companies in the foodservice industry or to develop new products that appeal to consumer preferences, we could lose customers and our revenues may decline.

   The foodservice industry, and particularly the QSR segment, is intensely competitive with respect to price, quality, brand recognition, service and location. If we are unable to compete successfully against other foodservice providers, we could lose customers and our revenues may decline. We compete against other QSRs, including chicken, hamburger, pizza, Mexican and sandwich restaurants, other purveyors of carry out food and convenience dining establishments, including national restaurant chains. Many of our competitors possess substantially greater financial, marketing, personnel and other resources than we do. There can be no assurance that consumers will continue to regard our products favorably, that we will be able to develop new products that appeal to consumer preferences, or that we will be able to continue to compete successfully in the QSR industry. In addition, KFC, our primary competitor in the chicken segment of the QSR industry, has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete.

   Our Cinnabon bakeries compete directly with national chains located in malls and transportation centers such as Auntie Anne's, The Great American Cookie Company, T.J. Cinnamon's and Mrs. Fields, as well as numerous regional and local companies. Our Cinnabon bakeries also compete indirectly with other QSRs, traditional bakeries, donut shops, ice cream and frozen yogurt shops and pretzel and cookie companies.

   Our Seattle Coffee brands compete directly with specialty coffees sold at retail through supermarkets, specialty retailers, and a growing number of specialty coffee cafes. Seattle Coffee also competes directly with all restaurant and beverage outlets that serve coffee, including Starbucks, and a growing number of espresso kiosks, carts, and coffee cafes. Starbucks has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete with Starbucks. Our Seattle Coffee brands compete indirectly with all other coffees on the market, including those marketed and sold by companies such as Kraft Foods, Procter & Gamble and Nestle.

Our quarterly results and comparable unit sales may fluctuate significantly and could fall below the expectations of securities analysts and investors, which could cause the market price of our common stock to decline.

   Our quarterly operating results and comparable unit sales have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly results or comparable unit sales fluctuate or fall below the expectations of securities analysts and investors, the market price of our common stock could decline. Our business is subject to seasonal fluctuations which may cause our operating results to vary significantly depending upon the region of the U.S. in which a particular unit is located, as well as the time of year and the weather. For example, inclement weather may reduce the volume of consumer traffic at QSRs, and may impair the ability of our system-wide units to achieve normal operating results for short periods of time. In particular, our Cinnabon bakeries and Seattle Coffee cafes have traditionally experienced the strongest operating results during the holiday shopping season between Thanksgiving and Christmas. Consequently, any factors that cause reduced traffic at our Cinnabon bakeries and Seattle Coffee cafes during this period would have a greater effect because of this seasonality.

   Factors that may cause our quarterly results and comparable unit sales to fluctuate include the following:

  .  the disposition of company-operated restaurants;

  . the opening of new restaurants, bakeries and cafes by us or our franchisees;

  .  increases in labor costs;

  .  increases in the cost of food products;

  . the ability of our franchisees to meet their future commitments under development agreements;

  .  consumer concerns about food quality;

  . the level of competition from existing or new competitors in the chicken, cinnamon roll and specialty coffee QSR industries; and

  . economic conditions generally, and in each of the markets in which we or our franchisees are located.

   Accordingly, results for any one quarter are not indicative of the results to be expected for any other quarter or for the full year, and comparable unit sales for any future period may decrease.

We are subject to extensive government regulation, and our failure to comply with existing regulations or increased regulations could adversely affect our business and operating results.

   We are subject to numerous federal, state, local and foreign government laws and regulations, including those relating to:

  .  the preparation and sale of food;

  .  building and zoning requirements;

  .  environmental protection;

  .  minimum wage, overtime and other labor requirements;

  .  compliance with the Americans with Disabilities Act; and

  .  working and safety conditions.

   If we fail to comply with existing or future regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

   We are also subject to regulation by the Federal Trade Commission and to state and foreign laws that govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or fines or require us to make a recission offer to franchisees, any of which could adversely affect our business and operating results.

If our senior management left us, our operating results could be adversely affected, and we may not be able to attract and retain additional qualified management personnel.

   We are dependent on the experience and industry knowledge of Frank J. Belatti, our Chairman of the Board and Chief Executive Officer, Dick R. Holbrook, our President and Chief Operating Officer, Gerald J. Wilkins, our Executive Vice President and Chief Financial Officer, and other members of our senior management. If for any reason our senior executives do not continue to be active in management, our operating results could be adversely affected. Additionally, we cannot assure you that we will be able to attract and retain additional qualified senior executives as needed in the future. We have entered into employment agreements with each of Messrs. Belatti, Holbrook and Wilkins. However, these agreements do not ensure their continued employment with us.

We continue to increase the size of our franchisee system, and this growth may place a significant strain on our resources.

   The continued growth of our franchisee system will require the implementation of enhanced business support systems, management information systems and additional management, franchise support and financial resources. Failure to implement these systems and secure these resources could have a material adverse affect on our operating results. There can be no assurance that we will be able to manage our expanding franchisee system effectively.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

   We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Bonuses that may be payable pursuant to our Long-Term Employee Success Plan could have a material adverse effect on our earnings for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes indenture.

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $46.50 for a period of 20 consecutive trading days, or our earnings per share for any of the years 2001, 2002 or 2003 is at least $3.375, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes indenture. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of up to approximately $75 million. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

Currency, economic, political and other risks associated with our international operations could adversely affect our operating results.

   As of October 7, 2001, we had 693 franchised restaurants, bakeries and cafes in Puerto Rico and 30 foreign countries, including a significant number of franchised restaurants in Asia. Our revenues from foreign franchisees consist of royalties and other fees payable in U.S. dollars. In particular, the royalties are based on a percentage of net sales generated by our foreign franchisees' operations. Consequently, our revenues from international franchisees are exposed to the potentially adverse effects of our franchisees' operations, currency exchange rates, local economic conditions, political instability and other risks associated with doing business in foreign countries.

   We intend to expand our international franchise operations significantly over the next several years. In particular, we may participate in international joint ventures that will operate a number of our restaurants, bakeries and cafes. These joint ventures could increase our exposure to the risks associated with doing business in foreign countries, including limits on the repatriation of cash and the risk of asset expropriation. We expect that the portion of our revenues generated from international operations will increase in the future, thus increasing our exposure to changes in foreign economic conditions and currency fluctuations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and branded products and adversely affect our business.

   We depend in large part on our brands and branded products and believe that they are very important to the conduct of our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands and branded products. The success of our expansion strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

   We franchise our restaurants, bakeries and cafes to various franchisees. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot assure you that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation.

   We have registered certain trademarks and have other trademark registrations pending in the U.S. and foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries in which we do business and may never be registered in all of these countries. We cannot assure you that we will be able to adequately protect our trademarks or that our use of these trademarks will not result in liability for trademark infringement, trademark dilution or unfair competition.

   We cannot assure you that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

If we open new restaurants, bakeries and cafes that are near existing units, the operating results of the existing units may decline, and the newly opened units may not be successful.

   As part of our growth strategy, we intend to open new restaurants, bakeries and cafes in our existing markets. Since we typically draw customers from a relatively small radius around each of our units, the operating results and comparable unit sales for existing restaurants, bakeries and cafes that are near the area in which a new unit opens may decline, and the new unit itself may not be successful, due to the close proximity of other units and market saturation.

Because many of our properties were used as retail gas stations in the past, we may incur substantial liabilities for remediation of environmental contamination at our properties.

   Approximately 140 of our owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. It is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination, as well as any other environmental conditions at our properties that are unrelated to underground storage tanks. If we are found liable for the costs of remediation of contamination at any of these properties, our operating expenses would likely increase and our operating results would be materially adversely affected. We have obtained insurance coverage that we believe will be adequate to cover any potential environmental remediation liabilities. However, there can be no assurance that the actual costs of any potential remediation liabilities will not materially exceed the amount of our policy limits.

Our bank credit facility and senior subordinated notes indenture may limit our ability to expand our business, and our ability to comply with the covenants, tests and restrictions contained in these agreements may be affected by events that are beyond our control.

   Our bank credit facility and senior subordinated notes indenture contain financial and other covenants requiring us, among other things, to maintain financial ratios and meet financial tests, restricting our ability to incur indebtedness, engage in mergers, acquisitions or reorganizations, pay dividends, and create or allow liens, and restricting the amount of capital expenditures that we may incur in any fiscal year. Additionally, the majority of our bank credit facility matures in June 2002, and our senior subordinated notes are due in May 2007. The restrictive covenants in our bank credit facility or indenture may limit our ability to expand our business, and our ability to comply with these provisions and to repay or refinance our bank credit facility or indenture may be affected by events beyond our control. A failure to make any required payment under our bank credit facility or indenture or to comply with any of the financial and operating covenants included in the bank credit facility and indenture would result in an event of default, permitting the lenders to accelerate the maturity of the indebtedness. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

                         Risks Related to Our Offering

Our stock price may be volatile, and you could lose all or part of your investment.

   The market for equity securities has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

  .  variations in our quarterly operating results;

  .  changes in market valuations of companies in the foodservice industry;

  .  fluctuations in stock market prices and volumes;

  .  issuances of common stock or other securities in the future;

  .  the addition or departure of key personnel; and

  . announcements by us or our competitors of new product offerings, acquisitions or joint ventures.

   Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business and operating results.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

   If our existing shareholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

   Upon completion of this offering, we will have outstanding 30,367,221 shares of common stock, assuming no exercise of outstanding options. After this offering, approximately 18,595,451 shares, including the shares to be sold in this offering, will be freely tradeable. Of the remaining shares, 10,747,502 shares and 2,606,720 shares issuable upon exercise of outstanding options are subject to lock-up agreements in which the holders have agreed not to sell any shares for a specified number of days after the date of this prospectus without the prior written consent of the underwriters. This lock-up period is 120 days for 10,584,219 of those shares and 2,211,842 of the shares subject to those options. The lock-up period is 90 days for 163,283 of those shares and 394,878 of the shares subject to those options, provided an aggregate of 107,115 of those shares or shares that may be acquired upon exercise of those options may be sold beginning 45 days after this offering. The shares and shares subject to options that are subject to lock-up agreements generally will be available for sale after the end of the lock-up periods.


   We also are a party to a registration rights agreement that obligates us, after completion of this offering, to register for public resale an aggregate of 10,584,219 shares of common stock, at the option of the shareholders who are parties to that agreement. However, under the lock-up agreements described above, the holders of these shares have agreed not to exercise their registration rights for 120 days following this offering. If, upon the expiration of the lock-up agreements, all or a portion of these shareholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.


Freeman Spogli & Co. will continue to have substantial control over us after this offering, and could limit your ability to influence the outcome of matters requiring shareholder approval.

   After the offering, Freeman Spogli & Co. will beneficially own 8,381,615 shares, or approximately 27.6%, of our outstanding common stock. Freeman Spogli & Co.'s ownership of our common stock could have the effect of delaying or preventing a change of control of us or could discourage a potential acquiror from obtaining control of us, either of which could have an adverse effect on the market price of our common stock or prevent you from realizing a gain on the sale of your shares of common stock. Freeman Spogli & Co. would also be able to significantly influence the election of directors to our board. Three of the 11 members of our board of directors will be representatives of Freeman Spogli & Co. immediately after the offering.

Provisions in our articles of incorporation, bylaws and Minnesota law have anti-takeover effects that could prevent a change in control that could be beneficial to our shareholders, which could depress the market price of our common stock.

   Our articles of incorporation, bylaws and Minnesota corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions:

  . authorize our board of directors to issue "blank check" preferred stock and to determine the powers, preferences and privileges of those shares without prior shareholder approval;

  . limit the right of our shareholders to call a special meeting of shareholders; and

  . impose procedural and other requirements that could make it difficult for shareholders to effect some corporate actions.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors" and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock offered by the selling shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is quoted on The Nasdaq National Market under the symbol "AFCE." The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by The Nasdaq National Market. Our common stock has been quoted on The Nasdaq National Market since March 2, 2001, prior to which there was no public market for our common stock.


                                                                   High   Low
                                                                  ------ ------
   Fiscal Year Ending December 30, 2001
     March 2 through April 22.................................... $23.50 $16.13
     April 23 through July 15.................................... $25.00 $18.90
     July 16 through October 7................................... $23.75 $18.93
     October 8 through November 16............................... $26.29 $22.00


   The closing sale price of our common stock on November 16, 2001 was $24.90. As of November 4, 2001, there were 146 holders of record of our common stock. We have never declared or paid cash dividends on our common stock. We do not currently intend to pay any dividends. Our bank credit facility and senior subordinated notes indenture currently prohibit us from declaring or paying any cash dividends or other distributions on any shares of our capital stock. Any payments of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our bank credit facility and senior subordinated notes indenture, or other agreements, and other factors deemed relevant by our board of directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables present our selected consolidated financial data. The selected historical consolidated statement of operations data for each of the years ended, and the selected historical consolidated balance sheet data as of, December 29, 1996, December 28, 1997, December 27, 1998, December 26, 1999 and December 31, 2000, have been derived from our audited consolidated financial statements, some of which are included elsewhere in this prospectus. Those consolidated financial statements and the notes to those statements have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of and for the forty weeks ended October 1, 2000 and October 7, 2001 have been derived from our unaudited consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the forty weeks ended October 7, 2001 are not necessarily indicative of results to be expected for the fiscal year ending December 30, 2001.

   You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus.

                                                                                                Forty Week
                                                Fiscal Year Ended(1)                           Period Ended
                          ---------------------------------------------------------------- ---------------------
                          December 29, December 28, December 27, December 26, December 31, October 1, October 7,
                              1996         1997         1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                                                                                (unaudited)
                                              (dollars in thousands, except per share data)
Consolidated statement
 of operations data:
Revenues:
Restaurant sales........    $430,280     $403,182     $487,441     $560,440     $567,436    $428,194   $394,402
Franchise revenues......      51,336       61,716       64,211       77,463       90,367      66,697     78,366
Wholesale revenues......         --           --        36,411       50,716       56,720      41,060     48,086
Other revenues..........       7,977        8,713        9,891        9,397       10,697       8,207     11,107
                            --------     --------     --------     --------     --------    --------   --------
 Total revenues.........    $489,593     $473,611     $597,954     $698,016     $725,220    $544,158   $531,961
Costs and expenses:
Restaurant cost of
 sales..................    $142,199     $131,332     $155,165     $167,979     $162,478    $123,115   $115,304
Restaurant operating
 expenses...............     211,290      197,227      245,161      287,066      292,508     222,864    202,247
Wholesale cost of
 sales..................         --           --        19,064       24,371       27,356      19,942     23,451
Wholesale operating
 expenses...............         --           --         8,070       12,325       16,147      11,976     13,883
General and
 administrative(2)......      75,543       77,048       84,726       96,535      102,419      76,296     82,503
Depreciation and
 amortization(3)........      30,516       33,244       45,162       42,126       41,812      31,770     31,930
Charges for restaurant
 closings, excluding
 Pine Tree..............       1,304          479          311          835        1,943         928        516
Charges for Pine Tree
 restaurant
 closings(4)............         --           --         8,547        3,600        5,406         --       1,278
Charges for asset write-
 offs from re-imaging...         --           --           --           --         1,692         --       3,190
Software write-offs.....         --           --         5,000        3,830          --          --         --
Charges for other asset
 write-offs.............         --           --           965        1,179        1,633         465      1,256
Net (gain) on sale of
 assets(5)..............         --        (5,319)         --           --        (9,766)     (1,086)    (6,054)
                            --------     --------     --------     --------     --------    --------   --------
 Total costs and
  expenses..............    $460,852     $434,011     $572,171     $639,846     $643,628    $486,270   $469,504
                            --------     --------     --------     --------     --------    --------   --------
Income from continuing
 operations.............    $ 28,741     $ 39,600     $ 25,783     $ 58,170     $ 81,592    $ 57,888   $ 62,457
Other expenses:
Interest, net...........    $ 15,874     $ 20,645     $ 30,786     $ 34,007     $ 33,871    $ 25,691   $ 19,158
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss) from
 continuing operations
 before income taxes....      12,867       18,955       (5,003)      24,163       47,721      32,197     43,299
Income tax expense
 (benefit)..............       5,105        8,276       (1,643)      10,008       19,999      13,748     17,168
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss) from
 continuing operations..    $  7,762     $ 10,679     $ (3,360)    $ 14,155     $ 27,722    $ 18,449   $ 26,131

                                                                                                Forty Week
                                                Fiscal Year Ended(1)                           Period Ended
                          ---------------------------------------------------------------- ---------------------
                          December 29, December 28, December 27, December 26, December 31, October 1, October 7,
                              1996         1997         1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                                                                                (unaudited)
                                              (dollars in thousands, except per share data)
Discontinued operations:
Income (loss) from
 operations of
 Chesapeake Bagel, net
 of income taxes........    $    --      $    (7)     $ (5,893)    $   (638)    $    --     $   --     $   --
Income (loss) on sale of
 Chesapeake Bagel, net
 of income taxes........         --          --            --        (1,742)         --         --         --
Income (loss) from
 operations of
 Ultrafryer, net of
 income taxes...........          89         328           607          436          (51)       (52)       --
                            --------     -------      --------     --------     --------    -------    -------
Net gain (loss) from
 discontinued
 operations.............    $     89     $   321      $ (5,286)    $ (1,944)    $    (51)   $   (52)   $   --
Extraordinary loss, net
 of income taxes(6).....      (4,456)        --            --          (126)        (207)      (204)    (1,000)
                            --------     -------      --------     --------     --------    -------    -------
Net income (loss).......    $  3,395     $11,000      $ (8,646)    $ 12,085     $ 27,464    $18,193    $25,131
Preferred stock
 dividends and
 accretion..............      14,804       2,240           --           --           --         --         --
                            --------     -------      --------     --------     --------    -------    -------
Net income (loss)
 attributable to common
 stock..................    $(11,409)    $ 8,760      $ (8,646)    $ 12,085     $ 27,464    $18,193    $25,131
                            ========     =======      ========     ========     ========    =======    =======

Basic earnings (loss)
 per share..............    $  (0.62)    $  0.38      $  (0.35)    $   0.46     $   1.04    $  0.69    $  0.86
Weighted average basic
 shares outstanding
 (000s).................      18,357      22,961        24,371       26,231       26,323     26,318     29,254
Diluted earnings (loss)
 per share..............    $  (0.59)    $  0.35      $  (0.35)    $   0.42     $   0.96    $  0.64    $  0.81
Weighted average diluted
 shares outstanding
 (000s).................      19,528      24,721        24,371       28,419       28,746     28,478     31,091

Other financial data:
EBITDA(7)...............    $ 64,319     $72,857      $ 86,632     $111,209     $126,004    $91,086    $94,800
EBITDA margin...........        13.1%       15.4%         14.5%        15.9%        17.4%      16.7%      17.8%
Cash capital
 expenditures...........    $ 33,951     $42,136      $ 38,925     $ 53,278     $ 51,489    $35,115    $43,317

Cash flows provided by
 (used in):
Operating activities....    $ 47,801     $53,959      $ 45,983     $ 54,759     $ 62,305    $49,624    $39,150
Investing activities....     (29,388)    (37,226)     (188,733)     (47,378)     (24,781)   (26,312)   (24,828)
Financing activities....     (12,806)     (2,985)      126,852       (1,951)     (36,405)   (31,128)   (24,818)
                          December 29, December 28, December 27, December 26, December 31, October 1, October 7,
                              1996         1997         1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                                                                                (unaudited)
                                                          (dollars in thousands)
Consolidated balance
 sheet data:
Cash and cash
 equivalents, net of
 bank overdrafts........    $  8,404     $23,257      $ 10,818     $  3,280     $  4,200    $   775    $   367
Total assets............     339,668     380,002       556,465      561,889      539,449    536,265    536,610
Total debt and capital
 lease obligations......     151,793     243,882       360,711      348,091      313,132    323,775    243,819
Mandatorily redeemable
 preferred stock........      59,956         --            --           --           --         --         --
Total shareholders'
 equity.................      37,902      48,459        87,917      100,799      129,567    119,771    210,839

(1) Throughout this prospectus, our fiscal years ended December 29, 1996, December 28, 1997, December 27, 1998, December 26, 1999 and December 31, 2000 are referred to as years 1996, 1997, 1998, 1999 and 2000, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the last Sunday in December of each year. Fiscal year 2000 included 53 weeks. All other years shown included 52 weeks.
(2) General and administrative expenses for 2000 and the forty weeks ended October 1, 2000 were impacted favorably by a net decrease in expenses of $1.6 million (pre-tax) primarily related to the elimination of an environmental reserve. The impact of the elimination of the reserve was partially offset by an increase in expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses.
(3) As a result of fresh start accounting principles that were used to record assets acquired and liabilities assumed by us in November 1992 following the reorganization of our predecessor, our operating results reflect the amortization of intangible asset value in an amount of $5.7 million per year.
(4) In 1998, we closed 14 of the former Pine Tree locations that we had previously converted to company-operated Popeyes restaurants. In 1999, we closed an additional five of the converted Popeyes restaurants, in 2000 we accrued for the closure of an additional eight and in the forty weeks ended October 7, 2001 we closed one converted Popeyes restaurant.
(5) In 1997, we recorded $2.5 million in franchise fees and a pre-tax $5.3 million gain that were associated with our sale of 100 previously company-operated Church's restaurants. In 2000, we recorded an aggregate pre-tax $9.8 million net gain that was associated with our sale of 23 previously company-operated Church's restaurants, 36 previously company-operated Popeyes restaurants and 11 previously company-operated Cinnabon bakeries. In the forty weeks ended October 7, 2001, we recorded an aggregate pre-tax $6.1 million gain that was associated with our sale of 49 previously company-operated Church's restaurants, one previously company-operated Popeyes restaurant and 22 previously company-operated Cinnabon bakeries.
(6) Represents early extinguishment of debt obligations, net of income taxes related to the prepayment of debt obligations.
(7) EBITDA represents income from continuing operations plus depreciation and amortization, adjusted for items related to gains/losses on asset dispositions and write-downs, and compensation expense related to stock option activity. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt. We believe investors find this information useful. EBITDA as defined may not be comparable to similarly-titled measures reported by other companies.

                            SUMMARY SYSTEM-WIDE DATA

   The following table presents financial and operating data for the restaurants, bakeries and cafes that we operate or franchise. The data presented in this table is unaudited. Sales information for franchised units is reported by franchisees or, in some cases, estimated by us based on other data.


                                                                                                    Forty Week
                                               Fiscal Year Ended(1)                                Period Ended
                         --------------------------------------------------------------------  -----------------------
                         December 29,  December 28,  December 27,  December 26,  December 31,  October 1,   October 7,
                             1996          1997          1998          1999          2000         2000         2001
                         ------------  ------------  ------------  ------------  ------------  ----------   ----------
System-wide sales
 (000s):
 Popeyes................  $  762,108    $  853,078    $  954,305    $1,068,574    $1,230,484   $  931,246   $1,014,702
 Church's...............     675,995       723,988       755,074       810,471       878,834      663,593      694,203
 Cinnabon(2)............         --            --         41,738       152,421       184,366      128,078      150,157
 Seattle Coffee
  retail(2).............         --            --         24,887        32,587        48,518       34,266       47,656
 Seattle Coffee
  wholesale(2)..........         --            --         36,411        50,716        56,720       41,060       48,086
                          ----------    ----------    ----------    ----------    ----------   ----------   ----------
   Total................  $1,438,103    $1,577,066    $1,812,415    $2,114,769    $2,398,922   $1,798,243   $1,954,804
                          ==========    ==========    ==========    ==========    ==========   ==========   ==========
System-wide unit
 openings(3):
 Popeyes................         110           137           198           151           143           93          125
 Church's...............         117           132            87           133            98           76           52
 Cinnabon...............         --            --              6            46            81           42           78
 Seattle Coffee
  retail................         --            --             18            27            39           31           33
                          ----------    ----------    ----------    ----------    ----------   ----------   ----------
   Total................         227           269           309           357           361          242          288
System-wide units open
 (end of period):
 Popeyes................       1,021         1,131         1,292         1,396         1,501        1,464        1,578
   Company-operated.....         120           119           171           175           130          166          121
   Franchised...........         901         1,012         1,121         1,221         1,371        1,298        1,457
 Church's...............       1,257         1,356         1,399         1,492         1,534        1,534        1,506
   Company-operated.....         622           480           491           494           468          476          417
   Franchised...........         635           876           908           998         1,066        1,058        1,089
 Cinnabon...............         --            --            369           388           451          421          505
   Company-operated.....         --            --            212           195           187          193          163
   Franchised...........         --            --            157           193           264          228          342
 Seattle Coffee
  retail................         --            --             71            98           132          126          161
   Company-operated.....         --            --             59            76            71           73           71
   Franchised...........         --            --             12            22            61           53           90
     Total company-
      operated..........         742           599           933           940           856          908          772
     Total franchised...       1,536         1,888         2,198         2,434         2,762        2,637        2,978
                          ----------    ----------    ----------    ----------    ----------   ----------   ----------
   Total system-wide....       2,278         2,487         3,131         3,374         3,618        3,545        3,750
System-wide percentage
 change in comparable
 restaurant sales(4):
 Domestic:
   Popeyes..............         0.6 %         3.6 %         5.2 %         4.4 %         3.4 %        3.7 %        4.0 %
   Church's.............         4.6 %         4.0 %         4.6 %         1.1 %         0.8 %        0.8 %        1.9 %
   Cinnabon.............         --            --            --            2.4 %         4.7 %        3.5 %        1.3 %
   Seattle Coffee
    retail..............         --            --            --            3.3 %         0.9 %        0.0 %       (0.4)%
 International:
   Popeyes..............         4.3 %         1.3 %       (13.3)%        (4.8)%        (0.1)%        2.2 %       (7.6)%
   Church's.............        (2.1)%         2.6 %        (1.5)%        (2.7)%        (1.5)%       (1.7)%       (0.6)%
   Cinnabon.............         --            --            --           11.5 %         6.3 %        5.6 %      (19.5)%
   Seattle Coffee
    retail..............         --            --            --            --            --           --           2.6 %
Total commitments
 outstanding
 (end of period)(5).....       1,319         1,550         1,602         1,983         2,289        2,299        2,364

(1) The fiscal year ended December 31, 2000 included 53 weeks. The fiscal years ended December 27, 1998 and December 26, 1999 included 52 weeks.
(2) System-wide sales for Cinnabon and Seattle Coffee in 1998 include only those sales generated after October 15, 1998 and March 18, 1998, their respective dates of acquisition.
(3) System-wide unit openings include company and franchised unit openings. Of the 288 system-wide unit openings during the forty weeks ended October 7, 2001, 15 were company unit openings and 273 were franchised unit openings. Of the 242 system-wide unit openings during the forty weeks ended October 1, 2000, 5 were company unit openings and 237 were franchised unit openings. Of the 361 system-wide unit openings in 2000, 11 were company unit openings and 350 were franchised unit openings. Of the 357 system-wide unit openings in 1999, 54 were company unit openings and 303 were franchised unit openings. Of the 309 system-wide unit openings in 1998, 96 were company unit openings and 213 were franchised unit openings.
(4) Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000 and 2001. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998. Comparable sales for 2000 are calculated by comparing the 53 weeks of sales for 2000 to the prior 53 weeks, which includes the 52 weeks from 1999 plus the first week of 2000.
(5) Commitments represent obligations to open franchised restaurants, bakeries and cafes under executed development agreements. Of the total commitments outstanding as of October 7, 2001, 930 related to our Popeyes brand, 656 related to our Church's brand, 489 related to our Cinnabon brand and 289 related to our Seattle Coffee brands.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations for the forty weeks ended October 1, 2000 and October 7, 2001, and the fiscal years ended December 27, 1998, December 26, 1999 and December 31, 2000, should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and "Business" and elsewhere in this prospectus.

General

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes Chicken & Biscuits, Church's Chicken, Cinnabon, Seattle's Best Coffee and Torrefazione Italia Coffee. As of October 7, 2001, we operated and franchised 3,750 restaurants, bakeries and cafes in 46 states, the District of Columbia, Puerto Rico and 30 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle's Best Coffee and Torrefazione Italia Coffee brands. Our system-wide sales totaled approximately $2.4 billion in 2000 and approximately $2.0 billion in the forty weeks ended October 7, 2001.

   We commenced operations in November 1992 following the reorganization of our predecessor, which franchised and operated Popeyes and Church's restaurants. As a result of the reorganization, we were required to record our assets, including our franchise rights and goodwill, and our liabilities at their fair market value, rather than at the historical values used by our predecessor. As a result, we allocated a value of $115.6 million to these franchise rights and goodwill. Accordingly, our operating results for all periods after November 5, 1992, including the operating results contained in the following discussion and analysis, reflect the amortization of these intangible assets in an amount of $5.7 million per year.

Acquisitions and Dispositions

   Chesapeake Bagel Acquisition. On May 5, 1997, we acquired the Chesapeake Bagel franchise system, including the name, operating system and outstanding franchise agreements, from The American Bagel Company, and as a result became the franchisor of 158 Chesapeake Bagel restaurants. The net purchase price was $11.8 million in cash. Substantially all of the purchase price was allocated to intangible assets, including franchise rights, trademarks and goodwill.

   Pine Tree Acquisition. On February 10, 1998, we acquired from Pine Tree Foods, Inc. 81 leased restaurant locations, primarily located in North Carolina, South Carolina and Georgia, for approximately $24.3 million in cash. In addition, we recorded liabilities of approximately $4.0 million in connection with the acquisition. Of the purchase price, $23.7 million was allocated to goodwill. To finance this acquisition, we used existing cash and borrowings under our existing acquisition facility. We converted 66 of these locations into company-operated Popeyes restaurants at an additional cost of $16.0 million, which we borrowed under our acquisition facility, and offered the remaining 15 leaseholds for sale. We closed 14 of the 66 converted Popeyes restaurants in 1998, an additional five in 1999, accrued for the closure of an additional eight in 2000 and closed one additional restaurant during the forty-week period ended October 7, 2001.

   Seattle Coffee Company Acquisition. On March 18, 1998, we acquired all of the stock of Seattle Coffee Company for $68.8 million in cash and shares of our common stock. We also assumed $4.8 million in debt. Of the purchase price, $54.5 million was allocated to goodwill, franchise rights and trademarks. We financed the cash portion of the acquisition using borrowings of $37.6 million under our acquisition facility. We also issued options and warrants to purchase additional shares of our common stock in exchange for similar options and warrants that previously had been issued by Seattle Coffee Company.

   Cinnabon Acquisition. On October 15, 1998, we acquired all of the stock of Cinnabon International, Inc., the parent company of Cinnabon, for $64.0 million in cash. Of the purchase price, $54.1 was allocated to goodwill. To finance this acquisition, we borrowed $44.7 million under our bank credit facility, which was amended at the time to add a $50.0 million Tranche B term loan. We financed the remaining $19.3 million with the proceeds from the sale of our common stock.

   Chesapeake Bagel Divestiture. On August 30, 1999, we sold our Chesapeake Bagel franchise system to New World Coffee-Manhattan Bagel, Inc. for $2.3 million in cash and a $1.5 million note receivable. As a result, restaurant sales, franchise revenues, restaurant cost of sales, restaurant operating expenses, general and administrative expenses and depreciation and amortization related to Chesapeake's operations have been classified as discontinued operations in our financial statements. Accordingly, the discussions that follow include comparisons of our operating results that have been restated to reflect our continuing operations.

   Ultrafryer Divestiture. On June 1, 2000, we sold Ultrafryer, our restaurant equipment manufacturing division, to an investor group led by Ultrafryer's chief operating officer for $5.2 million, consisting of a $4.6 million note receivable and $0.6 million in cash. The sale included all equipment, inventory and intellectual property held by Ultrafryer, as well as the majority of accounts receivable outstanding as of June 1, 2000. The buyer also assumed certain payables outstanding as of June 1, 2000. We are leasing the building and land used by Ultrafryer to the buyer under a lease that was executed concurrently with the closing. As a result, manufacturing revenues, manufacturing operating expenses, general and administrative expenses and depreciation and amortization related to Ultrafryer's operations have been classified as discontinued operations in our financial statements. Accordingly, the discussions that follow include comparisons of our operating results that have been restated to reflect our continuing operations.

   Unit Conversions. During fiscal year 2000, we sold 36 of our company-operated Popeyes restaurants, 23 of our company-operated Church's restaurants and 11 of our company-operated Cinnabon bakeries for aggregate proceeds of $25.0 million. This resulted in a one-time gain on the sale of assets of $9.8 million and approximately $1.7 million in franchise fees. During the forty weeks ended October 7, 2001, we sold one of our company-operated Popeyes restaurants, 49 of our company-operated Church's restaurants and 22 of our company-operated Cinnabon bakeries for aggregate proceeds of $20.9 million. This resulted in a one-time gain on the sale of assets of $6.1 million and approximately $2.7 million in franchise and conversion fees.

Consolidated Results of Operations

   Our consolidated statement of operations data includes non-recurring items and events that affect comparability with other periods:

  . In connection with the closure of 14 Popeyes restaurants in 1998, the closure of five Popeyes restaurants in 1999, the accrual for closure of eight Popeyes restaurants in 2000 and the closure of one Popeyes restaurant during the forty week period ended October 7, 2001 that we had previously converted subsequent to the Pine Tree acquisition, we recorded one-time charges of $8.5 million in 1998, $3.6 million in 1999, $5.4 million in 2000 and $1.3 million for the forty week period ended October 7, 2001.


  . We wrote-off expenses of $5.0 million in 1998 and $3.8 million in 1999 related to our restaurant back office automation system that was under development, which essentially constituted the entire cost of the system.

  . In 1998, we recorded a $6.8 million write-off related to the Chesapeake Bagel franchise value and trademarks. In August 1999, in connection with the sale of our Chesapeake Bagel operations, we recorded a loss of $1.7 million, net of taxes.

  . General and administrative expenses for 2000 and the forty weeks ended October 1, 2000 were impacted favorably by the elimination of a $4.4 million reserve related to certain contingent environmental liabilities, which we believed was no longer necessary due to the very limited number of environmental claims that we had experienced since 1993, and our purchase of a third party environmental insurance policy that provides coverage for the same potential liabilities. The impact of the elimination of the reserve was partially offset by an increase of $2.8 million in general and administrative expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses.

  . Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000 and 2001. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998.

   Certain items in the financial statements for periods prior to 2000 have been reclassified to conform to the current presentation. These reclassifications had no effect on our reported results of operations.

   The table below presents selected revenues and expenses as a percentage of total revenues for 1998, 1999, 2000 and for the forty weeks ended October 1, 2000 and October 7, 2001.


                                                                      Forty Week
                                   Fiscal year Ended(1)              Period Ended
                          -------------------------------------- ---------------------
                          December 27, December 26, December 31, October 1, October 7,
                              1998         1999         2000        2000       2001
                          ------------ ------------ ------------ ---------- ----------
Revenues:
Restaurant sales........      81.5%        80.3%        78.2%       78.7%      74.1%
Franchise revenues......      10.7         11.1         12.5        12.3       14.7
Wholesale revenues......       6.1          7.2          7.8         7.5        9.1
Other revenues..........       1.7          1.4          1.5         1.5        2.1
                             -----        -----        -----       -----      -----
  Total revenues........     100.0%       100.0%       100.0%      100.0%     100.0%
                             -----        -----        -----       -----      -----
Costs and expenses:
Restaurant cost of
 sales(2)...............      31.8         30.0         28.6        28.8       29.2
Restaurant operating
 expenses(2)............      50.3         51.2         51.6        52.0       51.3
Wholesale cost of
 sales(3)...............      52.4         48.1         48.2        48.6       48.8
Wholesale operating
 expenses(3)............      22.2         24.3         28.5        29.2       28.9
General and
 administrative.........      14.2         13.8         14.1        14.0       15.5
Depreciation and
 amortization...........       7.6          6.0          5.8         5.8        6.0
Charges for restaurant
 closings, excluding
 Pine Tree..............       0.1          0.1          0.3         0.2        0.1
Charges for Pine Tree
 restaurant closings....       1.4          0.5          0.8         --         0.2
Charges for asset write-
 offs from re-imaging...       --           --           0.2         --         0.6
Software write-offs.....       0.8          0.5          --          --         --
Charges for other asset
 write-offs.............       0.2          0.2          0.2         0.1        0.2
Net (gain) on sale of
 assets.................       --           --          (1.3)       (0.2)      (1.1)
  Total costs and
   expenses.............      95.7         91.7         88.7        89.4       88.3
                             -----        -----        -----       -----      -----
Income from continuing
 operations.............       4.3          8.3         11.3        10.6       11.7
Interest expense, net...       5.1          4.9          4.7         4.7        3.6
                             -----        -----        -----       -----      -----
Income (loss) from
 continuing operations
 before income taxes....      (0.8)         3.4          6.6         5.9        8.1
Income tax expense
 (benefit)..............      (0.3)         1.4          2.8         2.5        3.2
                             -----        -----        -----       -----      -----
Net income (loss) from
 continuing operations..      (0.5)         2.0          3.8         3.4        4.9
Extraordinary loss on
 early extinguishment of
 debt...................       --           --           --          --        (0.2)
Gain (loss) from
 discontinued
 operations, net of
 taxes(4)...............      (0.9)        (0.3)         --          --         --
                             -----        -----        -----       -----      -----
Net income (loss).......      (1.4)%        1.7%         3.8%        3.4%       4.7%
                             =====        =====        =====       =====      =====

---------------------
(1) The fiscal year ended December 31, 2000 included 53 weeks. The fiscal years ended December 27, 1998 and December 26, 1999 included 52 weeks.
(2) Expressed as a percentage of restaurant sales by company-operated restaurants, bakeries and cafes.
(3) Expressed as a percentage of wholesale revenues.
(4) Represents the operations of both Ultrafryer and Chesapeake.

Operating Results

 System-Wide Sales

   System-wide sales include sales from all restaurants, bakeries and cafes, whether operated by us or our franchisees, and from coffee wholesale operations.

 Revenues

   Our revenues consist primarily of four elements:

  . restaurant sales at our company-operated restaurants, bakeries and cafes;

  .  revenues from franchising;

  .  revenues from wholesale operations; and

  .  other revenues.

   Restaurant Sales. Our restaurant sales consist of gross cash register receipts at our company-operated restaurants, net of sales tax.

   Revenues from Franchising. We earn franchise revenues through franchise agreements, domestic development agreements, and international development agreements. Our standard franchise agreement provides for the payment of a royalty fee based on the net restaurant sales of franchisees. We therefore benefit from increases in franchised restaurant sales. The royalty percentages vary by franchisee, depending on the franchise agreement and the related brand, with an average royalty of 4.5% for the forty weeks ended October 7, 2001. We record royalties as revenues when sales occur at franchised units. In addition, we record development fees under domestic and international development agreements, and fees for the purchase of a franchise, as deferred revenues when received. We recognize these fees as revenue when the restaurants for which these fees were paid are opened and all material services or conditions relating to the fees have been substantially performed or satisfied by us. As of October 7, 2001, prepaid development and franchise fees are included on our balance sheet as other liabilities.

   Revenues from Wholesale Operations. Our revenues from wholesale operations consist primarily of sales of premium specialty coffee to our franchisees, foodservice retailers, office and institutional users, supermarkets and others.

   Other Revenues. Our other revenues consist of net rental income from properties owned or leased by us that we lease or sublease to franchisees and third parties, and interest income earned on notes receivable from franchisees and third parties.

 Operating Costs and Expenses

   Restaurant Cost of Sales. Our restaurant cost of sales consists primarily of food, beverage and food ingredients costs. They also include the costs of napkins, cups, straws, plates, take-out bags and boxes. The primary elements affecting our chicken restaurant cost of sales are chicken prices, which are affected by seasonality and are normally higher during the summer months, when demand for chicken is at its peak. The primary elements affecting our bakery and cafe costs of sales are flour and Indonesian cinnamon, and green coffee beans. Other factors such as sales volume, our menu pricing, product mix and promotional activities can also materially affect the level of our restaurant cost of sales.

   Restaurant Operating Expenses. Restaurant operating expenses consist of personnel expenses, occupancy expenses, marketing expenses and other operating expenses incurred at the restaurant level.

   Wholesale Cost of Sales. Our wholesale cost of sales consists primarily of the cost of green coffee beans, as well as the costs to roast, blend, warehouse and distribute our specialty coffee blends.

   Wholesale Operating Expenses. Our wholesale operating expenses consist of personnel expenses, occupancy expenses, and other operating expenses incurred in connection with our wholesale coffee operations.

 General and Administrative Expenses

   Our general and administrative expenses consist of personnel expenses, occupancy expenses and other expenses incurred at the corporate level. Corporate level expenses are primarily incurred at our offices in Atlanta, Georgia and Seattle, Washington, and at our support center in San Antonio, Texas. Additional expenses include those incurred by field personnel located throughout the U.S.

 Depreciation and Amortization Expenses

   Depreciation consists primarily of the depreciation of buildings, leasehold improvements and equipment owned by us, and amortization consists mainly of the amortization of intangible assets. In addition, as a result of fresh start accounting principles as prescribed by AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code that were used to record assets acquired and liabilities assumed by us in November 1992 following the reorganization of our predecessor, our operating results presented for all periods after November 1992 reflect the amortization of intangible asset value in accordance with the fresh start accounting principles in an amount of $5.7 million per year.

 Charges for Restaurant Closings


   Charges for restaurant closings, including charges for Pine Tree restaurant closings, include the write-down of restaurant, bakery and cafe assets to net realizable value, provisions related to future rent obligations for closed properties, and write-offs of intangible assets identified with the properties.


 Charges for Asset Write-Offs from Re-imaging


   Charges for asset write-offs from re-imaging include the write-off of restaurant, bakery and cafe assets replaced by assets as part of our re-imaging program.


 Charges for Other Asset Write-Offs


   Charges for other asset write-offs include the write-off of restaurant, bakery and cafe equipment assets replaced due to normal wear and corporate related asset write-offs.


 Net (Gain) on Sale of Assets


   Net gain on sale of assets includes the write-off of restaurant, bakery and cafe assets, and related intangible assets and the liabilities incurred by us in connection with the sale of company-operated units to franchisees.


Comparisons of Forty Week Periods Ended October 1, 2000 and October 7, 2001

   System-Wide Sales. System-wide sales increased by $200.0 million, or 8.7%, to $2.0 billion in the forty-week period ended October 7, 2001 from $1.8 billion in the comparable period in 2000. Our system-wide sales increase was due primarily to new franchise unit growth, an increase in comparable sales in our domestic markets and coffee wholesale revenue growth. The overall increase was partially offset by comparable sales decreases in our Church's, Popeyes and Cinnabon international markets. In the forty-week period ended October 7, 2001, we and our franchisees opened 166 restaurants, bakeries and cafes domestically, and 122 restaurants, bakeries and cafes in international markets. As of October 7, 2001, there were 3,750 system-wide units open, compared to 3,545 as of October 1, 2000.

 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales decreased by $31.1 million, or 8.8%, to $323.5 million in the forty-week period ended October 7, 2001 from $354.6 million in the comparable period in 2000. The decrease was primarily due to a net reduction of 104 company-operated units as of October 7, 2001. In the fourth quarter of 2000, we sold a total of 42 company-operated chicken restaurants to franchisees and in the forty-week period ended October 7, 2001 we sold 50 additional units to franchisees. The overall decrease in sales was partially offset by comparable sales increases at both Church's and Popeyes in the forty-week period ended October 7, 2001. As of October 7, 2001, we had 538 company-operated chicken restaurants open, compared to 642 as of October 1, 2000.

   Bakery. Company-operated bakery sales decreased by $2.7 million, or 5.3%, to $49.9 million in the forty-week period ended October 7, 2001 from $52.6 million in the comparable period in 2000. The decrease was due primarily to a net reduction of 30 company-operated bakeries as of October 7, 2001, compared to the number of bakeries as of October 1, 2000. In the fourth quarter of fiscal year 2000, we sold eight company-operated bakeries, and in the forty-week period ended October 7, 2001, we sold 22 additional units to franchisees. The overall decrease was partially offset by an increase in comparable sales for the forty-week period ended October 7, 2001. As of October 7, 2001, we had 163 company-operated bakeries open, compared to 193 as of October 1, 2000.

   Cafe. Company-operated cafe sales were $21.0 million in both the forty-week period ended October 7, 2001 and October 1, 2000. Comparable sales in forty-week period ended October 7, 2001 remained the same compared to the prior period in 2000 and the number of open units decreased by two cafes. As of October 7, 2001 we had 71 company-operated cafes open, compared to 73 as of October 1, 2000.

   Wholesale Coffee Sales. Wholesale coffee sales increased by $7.0 million, or 17.1%, to $48.1 million in the forty-week period ended October 7, 2001 from $41.1 million in the comparable period in 2000. The increase was due primarily to growth in the number of points of distribution from our wholesale accounts, despite a decrease in overall wholesale accounts. As of October 7, 2001, we had 4,176 wholesale accounts with approximately 7,100 points of distribution. As of October 1, 2000, we had 4,368 wholesale accounts with approximately 6,300 points of distribution.

 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $7.1 million, or 12.7%, to $62.9 million in the forty-week period ended October 7, 2001 from $55.8 million in the comparable period in 2000. The increase was due to an increase in domestic franchise comparable sales and new unit growth, partially offset by a decrease in international franchise comparable sales. As of October 7, 2001, we had 2,546 domestic and international franchised chicken restaurants open, compared to 2,356 as of October 1, 2000. Chicken franchise fee revenue increased by $1.2 million, or 21.5%, to $6.5 million in the forty-week period ended October 7, 2001 from $5.3 million in the comparable period in 2000. The increase resulted primarily from the collection of franchise and conversion fees from the sale of 50 of our units to existing and new franchisees during the forty weeks ended October 7, 2001. Additionally, 108 new domestic franchised chicken restaurants were opened in the forty-week period ended October 7, 2001, compared to 115 in the comparable period in 2000, and 66 new international franchised chicken restaurants were opened in the forty-week period ended October 7, 2001, compared to 50 in the comparable period in 2000.

   Bakery. Bakery franchise royalty revenues increased by $1.1 million, or 27.3%, to $5.0 million in the forty-week period ended October 7, 2001 from $3.9 million in the comparable period in 2000. The increase was due primarily to new unit growth, offset by a decrease in domestic and international franchise comparable sales. As of October 7, 2001, we had 342 domestic and international franchised bakeries open, compared to 228 as of October 1, 2000. Bakery franchise fee revenue increased by $1.7 million, or 269.9%, to $2.4 million in the forty-week period ended October 7, 2001 from $0.7 million in the comparable period in 2000. The increase resulted from the collection of franchise and conversion fees from the sale of 22 units to existing and new franchisees during the forty weeks ended October 7, 2001. In addition, 34 new domestic franchised bakeries were opened in the forty-week period ended October 7, 2001, compared to 21 in the comparable period in 2000, and 37 new international franchised bakeries were opened in forty-week period ended October 7, 2001, compared to 19 in the comparable period in 2000.

   Cafe. Cafe franchise royalty revenues increased by $0.5 million, or 106.5%, to $0.9 million in the forty-week period ended October 7, 2001 from $0.4 million in the comparable period in 2000. The increase was primarily due to new unit growth and an increase in international franchise comparable sales partially offset by a decrease in domestic franchise comparable sales. As of October 7, 2001, we had 90 franchised cafes open, compared to 53 as of October 1, 2000. Cafe franchise fee revenue increased by $0.1 million, or 20.3%, to $0.6 million in the forty-week period ended October 7, 2001 from $0.5 million in the comparable period in

2000. Although the number of openings during the forty-weeks ended October 7, 2001 and October 1, 2000 were nearly identical, the increase in franchise fee revenue resulted from higher franchise fees collected by Seattle Coffee.

 Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit decreased by $4.3 million, or 6.0%, to $67.1 million in the forty-week period ended October 7, 2001 from $71.4 million in the comparable period in 2000. The decrease was due primarily to a 104 company-operated unit net decrease resulting from the sale of company-operated units to franchisees and a 7.8% increase in average poultry prices. Company-operated chicken restaurant operating profit as a percentage of company-operated chicken restaurant sales was 20.7% in the forty-week period ended October 7, 2001, compared to 20.1% in the comparable period in 2000. The increase in the operating profit margin in the forty-week period ended October 7, 2001 was due to a decrease in personnel and marketing expenses compared to the comparable period in 2000 and the sale of 50 company-operated units to franchisees in the forty-week period ended October 7, 2001.

   Bakery. Company-operated bakery operating profit decreased by $0.5 million, or 5.7%, to $7.7 million in the forty-week period ended October 7, 2001 from $8.2 million in the comparable period in 2000. The decrease was due primarily to a 30 company-operated unit net decrease resulting from the sale of company-operated units to franchisees. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 15.6% in both the forty-week period ended October 7, 2001 and October 1, 2000.

   Cafe. Company-operated cafe operating profit decreased by $0.6 million, or 24.3%, to $2.0 million in the forty-week period ended October 7, 2001 from $2.6 million in the comparable period in 2000. The decrease was primarily due to increased personnel costs compared to the same period in 2000. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 9.4% in the forty-week period ended October 7, 2001, compared to 12.4% in the comparable period in 2000. The decrease in operating profit margin in the forty-week period ended October 7, 2001 was due to an increase in shipping costs and personnel expenses compared to the comparable period in 2000.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit increased by $1.7 million, or 17.8%, to $10.8 million in the forty-week period ended October 7, 2001 from $9.1 million in the comparable period in 2000. The increase was due primarily to growth in points of distribution. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 22.4% in the forty-week period ended October 7, 2001, compared to 22.3% in the comparable period in 2000.

   General and Administrative Expenses. General and administrative expenses increased by $6.2 million, or 8.1%, to $82.5 million in the forty-week period ended October 7, 2001 from $76.3 million in the comparable period in 2000. The increase was primarily due to increased expenses in our chicken, bakery and coffee segments from operational growth and increases in salaries in our coffee segment as vacant senior management positions were filled throughout fiscal year 2000. In the forty-week period ended October 1, 2000, we recorded a favorable, non-recurring elimination of an environmental reserve of $4.4 million, which was partially offset by a $2.8 million one-time, non-recurring restructuring charge in our coffee segment. General and administrative expenses as a percentage of total revenues were 15.5% in the forty-week period ended October 7, 2001 compared to 14.0% in the comparable period in 2000. Exclusive of the one-time, non-recurring items in the forty-week period ended October 1, 2000, general and administrative expenses as a percentage of total revenues were 15.5% and 14.3% in the forty-week periods ended October 7, 2001 and October 1, 2000, respectively.

   Depreciation and Amortization. Depreciation and amortization increased by $0.2 million, or 0.5%, to $31.9 million in the forty-week period ended October 7, 2001 from $31.7 million in the comparable period in 2000. The increase was mainly due to added depreciation related to capital additions in the forty-week period ended October 7, 2001, and capital additions in the fourth quarter of fiscal year 2000. The increase in depreciation and amortization was partially offset by reductions in depreciation expense resulting from the sale of company-operated chicken and bakery units to franchisees. Depreciation and amortization as a percentage of total revenues was 6.0% in the forty-week period ended October 7, 2001, compared to 5.8% in the comparable period in 2000.

   Charges for Restaurant Closings. Charges for restaurant, bakery and cafe closings, other than charges for Pine Tree restaurant closings, were $0.5 million in the forty-week period ended October 7, 2001. The charges primarily related to the closing of three Seattle Coffee cafes. The $0.9 million charge in the forty-week period ended October 1, 2000 related to the closing of two Church's units.


   Charges for Pine Tree Restaurant Closings. Charges for Pine Tree restaurant closings of $1.3 million in the forty-week period ended October 7, 2001 represents the closing of one Pine Tree restaurant upon expiration of its lease and additional lease costs related to previously closed Pine Tree units. There were no Pine Tree restaurant closings during the comparable period in the prior year.

   Charges for Asset Write-Offs from Re-imaging. Charges for asset write-offs from re-imaging of $3.2 million in the forty-week period ended October 7, 2001 resulted from the replacement of fixed assets at restaurants, bakeries and cafes that were re-imaged. The re-images primarily involved Church's, Popeyes and Cinnabon units. There were no re-image asset write-offs during the comparable period in the prior year.

   Charges for Other Asset Write-Offs. Charges for other asset write-offs of $1.2 million in the forty-week period ended October 7, 2001 resulted from the write-off of equipment at our company-operated chicken restaurants, as well as corporate asset write-offs. The $0.5 million charge for other asset write-offs in the forty-week period ended October 1, 2000 related to write-offs of restaurant equipment at our company-operated chicken restaurants.

   Net (Gain) on Sale of Assets. The net gain on sale of assets of $6.1 million in the forty-week period ended October 7, 2001 was primarily due to the sale of 49 Church's company-operated restaurants and 22 Cinnabon company-operated bakeries to franchisees. The net gain on the sale of assets of $1.1 million in the comparable period in 2000 was mainly due to the sale of 17 Church's company-operated restaurants to franchisees.

   Income from Continuing Operations. Excluding charges for restaurant closings, charges for asset write-offs from re-imaging, charges from other asset write-offs and the net gain on sale of assets, income from continuing operations increased by $4.4 million, or 7.6%, to $62.6 million in the forty-week period ended October 7, 2001 from $58.2 million in the comparable period in 2000. The increase was primarily due to new franchise unit growth, franchise and wholesale revenue increases and an increase in overall domestic system-wide comparable sales, partially offset by a 136 net company-operated unit decrease as of October 7, 2001 compared to October 1, 2000. Excluding one-time, non-recurring items (consisting of elimination of a $4.4 million environmental reserve net of the $2.8 million Seattle Coffee restructuring charges) in the forty weeks ended October 1, 2000, income from continuing operations increased by $6.0 million, or 10.7%, in the forty-week period ended October 7, 2001.

   Interest Expense, Net. Interest expense decreased by $6.5 million, or 25.4%, to $19.2 million in the forty-week period ended October 7, 2001 from $25.7 million in the comparable period in 2000. The decrease was primarily due to lower interest rates and the pay-down of debt in 2001.

   Income Taxes. Our effective tax rate in the forty-week period ended October 7, 2001 was 39.7% compared to an effective tax rate of 42.7% in the comparable period in 2000. Our effective tax rate decreased as a result of increased benefits from our work opportunity jobs tax credit program and the reduced impact nondeductible items have had on our effective tax rate as pre-tax income has increased.

   Extraordinary Loss. The extraordinary loss, net of income taxes, of $1.0 million in the forty-week period ended October 7, 2001 represents the partial write-off of debt costs and the payment of a premium related to the repurchases of $23.1 million of our senior subordinated notes. The extraordinary loss, net of income taxes, of $0.2 million in the forty-week period ended October 1, 2000 represents the partial write-off of debt costs and the payment of a net discount related to the repurchases of $17.0 million of our senior subordinated notes.

Comparisons of Fiscal Years Ended December 31, 2000 (53 weeks) and December 26, 1999 (52 weeks)

   System-Wide Sales. System-wide sales increased by $284.2 million, or 13.4%, to approximately $2.4 billion in 2000 from approximately $2.1 billion in 1999. Our system-wide sales increase was due primarily to new unit growth, an increase in comparable sales in our domestic markets and certain international franchised markets, and coffee wholesale revenue growth. In addition, the fifty-third week in 2000 contributed $77.2 million to the total increase in system-wide sales. The overall increase was partially offset by a comparable sales decrease in our Church's international markets, specifically Taiwan and Canada. In 2000, we opened 232 restaurants, bakeries and cafes domestically, and 129 restaurants, bakeries and cafes in international markets. As of December 31, 2000, there were 3,618 system-wide units open, as compared with 3,374 as of December 26, 1999.


 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales increased by $0.2 million, or 0.3%, to $463.0 million in 2000 from $462.8 million in 1999. The increase was primarily due to the fifty-third week of sales in 2000, which added $6.4 million. The impact of the additional sales was substantially offset by the decrease in the number of company-operated restaurants open in 2000. In 2000, we sold or transferred a total of 71 company-operated chicken restaurants to franchisees. Additionally, Church's comparable sales decreased 0.2%, while Popeyes' comparable sales increased 0.9%. As of December 31, 2000, we had 598 company-operated chicken restaurants open, as compared with 669 in 1999.

   Bakery. Company-operated bakery sales increased by $3.4 million, or 4.7%, to $75.9 million in 2000 from $72.5 million in 1999. The increase was due primarily to a 4.9% increase in comparable sales in 2000 and the fifty-third week of sales in 2000, which added $1.9 million. The overall increase was partially offset by a decrease in the number of company-operated bakeries open in 2000. In 2000, we sold a total of 11 company-operated bakeries to franchisees. As of December 31, 2000, we had 187 company-operated bakeries open, as compared with 195 as of December 26, 1999.

   Cafe. Company-operated cafe sales increased by $3.5 million, or 13.9%, to $28.6 million in 2000 from $25.1 million in 1999. The increase was due primarily to an increase in the number of company-operated cafes open in 2000, a 1.1% increase in comparable sales, and the fifty-third week of sales in 2000, which added $0.4 million. As of December 31, 2000, we had 71 company-operated cafes open, as compared with 76 as of December 26, 1999. However, the average number of company-operated cafes open during 2000 was higher than during 1999.

   Wholesale Coffee Sales. Wholesale coffee sales increased by $6.0 million, or 11.8%, to $56.7 million in 2000 from $50.7 million in 1999. The increase was due primarily to growth in the number of wholesale points of distribution from 6,218 as of December 26, 1999 to 6,719 as of December 31, 2000, as well as an increase in sales to existing accounts. Additionally, the fifty-third week of sales in 2000 contributed $0.7 million to the total increase.


 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $9.3 million, or 14.3%, to $74.1 million in 2000 from $64.8 million in 1999. The increase was due to an increase in comparable sales, new unit growth and approximately $2.7 million in royalties earned in the fifty-third week of 2000. As of December 31, 2000, we had 2,437 domestic and international franchised chicken restaurants open, as compared with 2,219 as of December 26, 1999. Chicken franchise fee revenue increased by $0.5 million, or 6.7%, to $8.0 million in 2000 from $7.5 million in 1999. The increase was primarily due to the collection of transfer and extension fees and $1.0 million in franchise fees from the sale of 35 of our company-operated Popeye's restaurants located primarily in the Houston, Texas area. The overall increase in franchise fees was partially offset by a decrease in the number of new units opened in 2000, when compared with 1999. We opened 162 new domestic franchised chicken restaurants in 2000, as compared with 172 in 1999, and 74 new international franchised chicken restaurants in 2000, as compared with 80 in 1999.

   Bakery. Bakery franchise royalty revenues increased by $1.4 million, or 33.3%, to $5.6 million in 2000 from $4.2 million in 1999. The increase was due primarily to an increase in comparable sales, new unit growth and approximately $0.3 million in royalties earned in the fifty-third week of 2000. As of December 31, 2000, we had 264 domestic and international franchised bakeries open, as compared with 193 as of December 26, 1999. Bakery franchise fee revenue increased by $0.9 million, or 181.7%, to $1.4 million in 2000 from $0.5 million in 1999. The increase resulted from our opening of 40 new domestic franchised bakeries in 2000, as compared with 30 in 1999, and 35 new international franchised bakeries in 2000, as compared with 11 in 1999.

   Cafe. Cafe royalty revenue increased by $0.8 million, or 119.2%, to $1.5 million in 2000 from $0.7 million in 1999. The increase was primarily due to new unit growth. As of December 31, 2000, we had 61 franchised cafes open, as compared with 22 as of December 26, 1999. Cafe franchise fee revenue increased by $0.6 million to $0.7 million in 2000 from $0.1 million in 1999. The increase resulted from our opening of 19 new domestic franchised cafes in 2000, as compared with six in 1999, and 20 new international franchised cafes in 2000, as compared with four in 1999.

 Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit increased by $4.7 million, or 5.4%, to $92.3 million in 2000 from $87.5 million in 1999. The increase was due primarily to a 1.2% reduction in average poultry prices and the favorable impact of the additional restaurant sales in the fifty-third week of 2000. Company-operated chicken restaurant operating profit as a percentage of company-operated chicken restaurant sales was 19.9% in 2000, as compared with 18.9% in 1999.

   Bakery. Company-operated bakery operating profit increased by $1.0 million, or 7.2%, to $14.5 million in 2000 from $13.5 million in 1999. The increase was due primarily to an increase in comparable sales and the favorable impact of the additional bakery sales in the fifty-third week of 2000. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 19.1% in 2000, as compared with 18.6% in 1999.

   Cafe. Company-operated cafe operating profit increased by $0.8 million, or 25.8%, to $3.9 million in 2000 from $3.1 million in 1999. The increase was due primarily to new unit growth and the favorable impact of the additional cafe sales in the fifty-third week of 2000. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 13.7% in 2000, as compared with 12.1% in 1999.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit decreased by $0.8 million, or 5.7%, to $13.2 million in 2000 from $14.0 million in 1999. The decrease was due primarily to higher distribution costs. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 23.3% in 2000, as compared with 27.6% in 1999.


   General and Administrative Expenses. General and administrative expenses increased by $5.9 million, or 6.1%, to $102.4 million in 2000 from $96.5 million in 1999. The increase was due to additional expenses incurred in the fifty-third week of 2000 and $2.8 million in general and administrative expenses at Seattle Coffee related to one-time, nonrecurring personnel and concept development expenses. The overall increase in general and administrative expenses was partially offset by a decrease in corporate general and administrative expenses due to the elimination of a $4.4 million environmental reserve in 2000. We believed that the reserve was no longer necessary due to the very limited number of environmental claims that we had experienced since 1993, and our purchase of a third party environmental insurance policy that provides coverage for the same potential liabilities. General and administrative expenses as a percentage of total revenues were 14.1% in 2000, as compared with 13.8% in 1999.


   Depreciation and Amortization. Depreciation and amortization decreased by $0.3 million, or 0.7%, to $41.8 million in 2000 from $42.1 million in 1999. The decrease was primarily due to the re-estimation of the useful lives of certain buildings, equipment and leasehold improvements in 1999, which resulted in a $6.4 million decrease in depreciation expense. The decrease was partially offset by higher depreciation expense from cash capital additions of $51.5 million in 2000. Depreciation and amortization as a percentage of total revenues was 5.8% in 2000, as compared with 6.0% in 1999.

   Charges for Restaurant Closings. Charges for restaurant, bakery and cafe closings, other than charges for Pine Tree restaurant closings, increased by $1.1 million, or 138.0%, to $1.9 million in 2000 from $0.8 million in 1999. The charges in 2000 and 1999 resulted primarily from the closure of nine Church's restaurants in each of these two periods. The restaurants closed in 2000 had a greater aggregate net book value than the restaurants closed in 1999.

   Charges for Pine Tree Restaurant Closings. Charges for Pine Tree restaurant closings increased by $1.8 million, or 50.0%, to $5.4 million in 2000 from $3.6 million in 1999. These charges resulted from the accrual for the closure of eight more of the 66 Pine Tree restaurants that previously had been converted to Popeyes restaurants in 2000, as compared with five Pine Tree restaurant closings in 1999.

   Charges for Asset Write-Offs from Re-imaging. Charges for asset write-offs from re-imaging of $1.7 million in 2000 resulted from the replacement of fixed assets at restaurants, bakeries and cafes that were re-imaged during 2000.

   Net (Gain) on Sale of Assets. The net gain on sale of assets of $9.8 million in 2000 was primarily due to the $8.1 million gain on the sale of 35 company-operated Popeyes restaurants in the Houston, Texas area in December 2000. The remaining $1.7 million of gain was due primarily to the net gain on the sale of assets of 35 restaurants and bakeries.

   Income from Continuing Operations. Excluding charges for restaurant closings, charges for Pine Tree restaurant closings, charges for asset write-offs from re-imaging, software write-offs and the net gain on sale of assets, income from continuing operations increased by $14.5 million, or 21.7%, to $80.9 million in 2000 from $66.4 million in 1999. The increase was due to new unit growth, wholesale and franchise revenue increases, an increase in comparable sales and lower depreciation expenses. The increase was partially offset by a decrease in company-operated chicken restaurant sales due to the sale or transfer to franchisees of 82 Church's, Popeyes and Cinnabon company-operated units in 2000.

   Interest Expense, Net. Interest expense decreased by $0.1 million, or 0.3%, to $33.9 million in 2000 from $34.0 million in 1999. The decrease was mainly due to a decrease in capital lease obligation interest as a result of a reduction in capital lease obligations.


   Income Taxes. Our effective tax rate in 2000 was 41.9%, as compared with an effective tax rate of 40.7% in 1999. Our effective tax rate increased as a result of our reversal in 1999 of certain tax liabilities that we had previously accrued.

   Gain (Loss) from Discontinued Operations. The loss, net of income taxes, from discontinued operations was negligible in 2000, and was $1.9 million in 1999. The loss from discontinued operations in 1999 reflects the loss incurred on the sale of Chesapeake, net of income taxes, which was partially offset by income from the operations of Ultrafryer.

Comparisons of Fiscal Years Ended December 26, 1999 (52 Weeks) and December 27, 1998 (52 Weeks)

   System-Wide Sales. System-wide sales increased by $302.4 million, or 16.7%, to approximately $2.1 billion in 1999 from approximately $1.8 billion in 1998. System-wide sales increases in 1999 were due primarily to our acquisitions of Seattle Coffee and Cinnabon in 1998, new unit growth within our chicken brands, and an increase in comparable sales in our domestic markets, offset by weaker foreign currencies (measured on a constant currency basis), primarily in Asia. In 1999, we opened 262 restaurants, bakeries and cafes domestically, and 95 restaurants, bakeries and cafes in international markets. However, international system-wide sales did not experience growth in 1999 related to these new unit openings, due to weaker foreign currencies. As of December 26, 1999, there were 3,374 system-wide units open, as compared with 3,131 as of December 27, 1998.


 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales increased by $18.5 million, or 4.2%, to $462.8 million in 1999 from $444.3 million in 1998. The increase resulted from the opening of 32 new units and comparable sales increases within our chicken brands. As of December 26, 1999, we had 669 company-operated chicken restaurants open, as compared with 662 as of December 27, 1998.

   Bakery. Company-operated bakery sales increased by $49.7 million, or 218.4%, to $72.5 million in 1999 from $22.8 million in 1998. The increase was due primarily to the full year recognition of revenues from our acquisition of Cinnabon in October 1998. As of December 26, 1999, we had 195 company-operated bakery units open, as compared with 212 as of December 27, 1998.

   Cafe. Company-operated cafe sales increased by $4.7 million, or 23.3%, to $25.1 million in 1999 from $20.4 million in 1998. The increase was due primarily to the full year recognition of revenues from our acquisition of Seattle Coffee in March 1998. As of December 26, 1999, we had 76 company-operated cafes open, as compared with 59 as of December 27, 1998.

   Wholesale Coffee Sales. Wholesale coffee sales increased by $14.3 million, or 39.3%, to $50.7 million in 1999 from $36.4 million in 1998. The increase was due primarily to the full year recognition of revenues resulting from our acquisition of Seattle Coffee in March 1998.


 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $7.9 million, or 13.8%, to $64.8 million in 1999 from $56.9 million in 1998. The increase was due to an increase in domestic comparable sales and new unit growth. The increase was partially offset by a decrease in international comparable sales at both Popeyes and Church's in 1999. As of December 26, 1999, we had 2,219 domestic and international franchised chicken restaurants open, as compared with 2,029 as of December 27, 1998. Chicken franchise fee revenue increased by $2.6 million, or 53.1%, to $7.5 million in 1999 from $4.9 million in 1998. The increase resulted from fees generated as a result of the default by one of our franchisees under its development agreement, as well as our opening of 172 new domestic franchises in 1999, as compared with 134 in 1998, and 80 new international franchises in 1999, as compared with 71 in 1998.

   Bakery. Bakery franchise royalty revenues increased by $3.2 million, or 335.1%, to $4.2 million in 1999 from $1.0 million in 1998. The increase was due primarily to the full year recognition of royalties after our acquisition of Cinnabon in October 1998, as well as increased unit growth. As of December 26, 1999, we had 193 domestic and international franchised bakeries open, as compared with 157 as of December 27, 1998. Bakery franchise fee revenue increased by $0.1 million, or 14.7%, to $0.5 million in 1999 from $0.4 million in 1998. The increase resulted primarily from our opening of 41 new franchised bakeries in 1999, as compared with five bakeries in 1998, and was partially offset by fees that were received in 1998 but did not recur in 1999.

   Cafe. Cafe franchise royalty revenues increased by $0.5 million, or 318.1%, to $0.7 million in 1999 from $0.2 million in 1998. The increase was due primarily to the full year recognition of royalties after our acquisition of Seattle Coffee in March 1998, as well as increased unit growth. As of December 26, 1999, we had 22 domestic and international franchised cafes open, as compared with 12 as of December 27, 1998. Cafe franchise fee revenue decreased by $0.6 million, or 84.4%, to $0.1 million in 1999 from $0.7 million in 1998. The decrease was due primarily to the receipt of $0.7 million in fees that were received in 1998 but did not recur in 1999, and was partially offset by the opening of ten new franchised cafes in 1999, as compared with three in 1998.

 Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit increased by $8.9 million, or 11.5%, to $87.5 million in 1999 from $78.6 million in 1998. The increase was due to increases in comparable sales and a 4.6% reduction in average poultry prices. Company-operated chicken restaurant operating profit as a percentage of company-operated chicken restaurant sales was 18.9% in 1999, as compared with 17.7% in 1998.

   Bakery. Company-operated bakery operating profit increased by $8.3 million, or 159.4%, to $13.5 million in 1999 from $5.2 million in 1998. The increase was due primarily to the full year recognition of operating profit resulting from our acquisition of Cinnabon in October 1998. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 18.6% in 1999, as compared with 22.8% in 1998. The decrease as a percentage of sales in 1999 was due to the seasonality of Cinnabon, which generates higher operating profit during the Thanksgiving and Christmas shopping seasons, and had limited operations in 1998 due to its acquisition in October of that year.

   Cafe. Company-operated cafe operating profit decreased by $0.2 million, or 6.1%, to $3.1 million in 1999 from $3.3 million in 1998. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 12.1% in 1999, as compared with 16.4% in 1998. The decrease as a percentage of sales in 1999 was due to an increase in 1999 in the number of openings of new cafes, which generally take a period of time to mature in their operations, as well as the failure of certain of these cafes to meet anticipated performance levels in 1999.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit increased by $4.7 million, or 50.5%, to $14.0 million in 1999 from $9.3 million in 1998. The increase was due primarily to the full year recognition of operating profit from our acquisition of Seattle Coffee in March 1998. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 27.6% in 1999, as compared with 25.5% in 1998.


   General and Administration Expenses. General and administrative expenses increased by $11.8 million, or 13.9%, to $96.5 million in 1999 from $84.7 million in 1998. The increase was due primarily to the inclusion of a full year of general and administrative expenses incurred at Seattle Coffee and Cinnabon, which we acquired in 1998. In 1999, Seattle Coffee and Cinnabon accounted for $8.8 million of the total increase in general and administrative expenses, and our chicken brands contributed an additional $4.5 million. This increase was partially offset by decreases in our general liability insurance expense, as well as the reimbursement of marketing expenses incurred by us in the last half of 1999. General and administrative expenses as a percentage of total revenues were 13.8% in 1999, as compared with 14.2% in 1998.


   Depreciation and Amortization. Depreciation and amortization decreased by $3.1 million, or 6.7%, to $42.1 million in 1999 from $45.2 million in 1998. In 1999, we re-estimated the useful lives of certain buildings, equipment and leasehold improvements, increasing some and decreasing others. In some cases, the lives were not adjusted. In 1999, the impact of our change in the estimated useful lives of these assets resulted in a decrease in depreciation and amortization of $7.5 million. The decrease was offset by added depreciation and amortization from our Seattle Coffee, Cinnabon and Pine Tree acquisitions. Depreciation and amortization as a percentage of total revenues was 6.0% in 1999, as compared with 7.6% in 1998.

   Charges for Restaurant Closings. Charges for restaurant, bakery and cafe closings, other than charges for Pine Tree restaurant closings, increased by $0.5 million, or 168.5%, to $0.8 million in 1999 from

$0.3 million in 1998. The increase resulted from the closure of nine Church's restaurants in 1999, as compared with five Church's restaurants in 1998.

   Charges for Pine Tree Restaurant Closings. Charges for Pine Tree restaurant closings decreased by $4.9 million, or 57.9%, to $3.6 million in 1999 from $8.5 million in 1998. These charges resulted from the closure of 14 of the 66 Pine Tree restaurants that previously had been converted to Popeyes restaurants in 1998, as compared with five Pine Tree restaurant closings in 1999.

   Software Write-Offs. We wrote-off expenses of $3.8 million in 1999 and $5.0 million in 1998 that related to our restaurant back office automation system that was under development. The expenses incurred in 1999 and 1998 constituted the entire cost of the system.

   Income from Continuing Operations. Excluding charges for restaurant closings, charges for Pine Tree restaurant closings, and software write-offs, income from continuing operations increased by $26.8 million, or 67.6%, to $66.4 million in 1999 from $39.6 million in 1998. The increase was due to the full year recognition of revenues and expenses resulting from our acquisitions of Seattle Coffee and Cinnabon, an increase in comparable sales and lower depreciation expense. Our chicken brands contributed $14.5 million, or 20.7%, to the increase in income from continuing operations.

   Interest Expense, Net. Interest expense, net of capitalized interest, increased by $3.2 million, or 10.4%, to $34.0 million in 1999 from $30.8 million in 1998. The increase was due to higher levels of average debt incurred in connection with our Pine Tree, Seattle Coffee and Cinnabon acquisitions in 1998, as well as higher effective interest rates.


   Income Taxes. Our effective tax rate for 1999 was 40.7%, as compared with an effective tax rate benefit of 32.8% in 1998. The effective tax rate benefit of 32.8% in 1998 was less than the U.S. statutory rate as a result of the nondeductible amortization of goodwill.

   Gain (Loss) from Discontinued Operations. The loss, net of income taxes, from discontinued operations decreased by $3.4 million, or 63.2%, to $1.9 million in 1999 from $5.3 million in 1998. The loss reflects the operating results of Chesapeake's operations, as well as the loss on the sale of Chesapeake, and income from Ultrafryer's operations. The loss from discontinued operations in 1998 includes a $4.6 million write-down, net of income taxes, of Chesapeake's intangible assets. In 1999, we incurred a loss of $1.7 million on the sale of Chesapeake, net of income taxes.

Liquidity and Capital Resources

   We have financed our business activities primarily with funds generated from operating activities, proceeds from the sale of company-operated units to franchisees, proceeds from the issuance of our senior subordinated notes and borrowings under our bank credit facility.

   Net cash provided by operating activities for the forty-week periods ended October 1, 2000 and October 7, 2001 was $49.6 million and $39.2 million, respectively. Available cash and cash equivalents, net of bank overdrafts, as of October 1, 2000 and October 7, 2001 was $0.8 million and $0.4 million, respectively.

   Net cash used in investing activities for the forty-week periods ended October 1, 2000 and October 7, 2001 was $26.3 million and $24.8 million, respectively. In the forty-week period ended October 1, 2000, we invested $35.1 million in property and equipment and $2.4 million in our turnkey development program, which was offset by the receipt of $10.0 million in proceeds from the sale of company-operated and turnkey units. In the forty-week period ended October 7, 2001, we invested $43.3 million in property and equipment and $3.1 million in connection with our turnkey development program, which was offset by the receipt of $21.2 million in proceeds from the sale of company-operated and turnkey units.

   Net cash used in financing activities for the forty-week periods ended October 1, 2000 and October 7, 2001 was $31.1 million and $24.8 million, respectively. In the forty-week period ended October 1, 2000, we paid off $10.0 million under our bank credit facility and repurchased approximately $17.0 million of senior subordinated notes. In the forty-week period ended October 7, 2001, we made principal payments of approximately $52.9 million under our bank credit facility, primarily from the receipt of $46.2 million in net proceeds from our initial public offering and $5.8 million from the exercise of stock options to purchase our common stock. Additionally, we repurchased $23.1 million of our senior subordinated notes.

   Net cash provided by operating activities for 1998, 1999 and 2000 was $46.0 million, $54.8 million and $62.3 million, respectively. Available cash and cash equivalents, net of bank overdrafts, as of December 27, 1998, December 26, 1999 and December 31, 2000, was $10.8 million, $3.3 million and $4.2 million, respectively. The increase in available cash and cash equivalents, net of bank overdrafts, in 2000 was due primarily to the sale of 35 of our company-operated Popeyes restaurants located primarily in the Houston, Texas area. The decrease in available cash and cash equivalents, net of bank overdrafts, in 1999 was due primarily to the timing of accounts payable payments made at year end 1999, as compared with year end 1998. The decrease in available cash and cash equivalents, net of bank overdrafts, in 1998 was primarily due to the acquisitions of Pine Tree, Seattle Coffee and Cinnabon.

   Net cash used in investing activities in 1998, 1999 and 2000 was $188.7 million, $47.4 million and $24.8 million, respectively. In 2000, we invested $51.5 million in property and equipment, which was offset by the receipt of $24.5 million in proceeds from the sale of fixed assets. In 1999, we invested $53.3 million in property and equipment and $3.8 million in connection with our turnkey development program. In 1998, we used $44.0 million in net cash in connection with our acquisition of Seattle Coffee and $67.5 million in net cash in connection with our acquisition of Cinnabon.

   Net cash used in financing activities in 1999 and 2000 was $2.0 million and $36.4 million, respectively. In 2000, we paid off $12.7 million under our bank credit facility and repurchased approximately $17.0 million of senior subordinated notes. In 1999, we made principal payments of approximately $10.4 million on our term loans, and repurchased approximately $8.0 million of senior subordinated notes. In addition, we amended our bank credit facility and borrowed an additional $25.0 million pursuant to a Tranche B term loan. We repaid $6.0 million under our acquisition facility and $7.0 million under our revolving credit facility in 1999.

   Net cash provided by financing activities in 1998 was $126.9 million. In 1998, we financed our acquisition of Cinnabon by adding a $50.0 million Tranche B term loan to our bank credit facility. We also borrowed $68.0 million under our acquisition facility and $7.0 million under our revolving credit facility to finance our acquisition of Pine Tree and Seattle Coffee. In addition, we received $19.3 million in net proceeds from the sale of common stock to assist us in financing our acquisition of Cinnabon.

Capital Expenditures

   Our capital expenditures consist of re-imaging activities, new unit construction and development, equipment replacements, maintenance and general capital improvements, capital expenditures related to our Seattle Coffee wholesale operations, the purchase of new restaurant, bakery and cafe equipment, and improvements at various corporate offices. In particular, capital expenditures related to re-imaging activities consist of significant restaurant, bakery and cafe renovations, upgrades and improvements, which on a per restaurant basis typically cost between $70,000 and $160,000.


   During the forty weeks ended October 7, 2001, we invested $38.8 million in various capital projects, including $6.9 million in new restaurant, bakery and cafe locations; $15.8 million in our re-imaging program; $3.5 million in our Seattle Coffee wholesale, production and distribution operations; $6.6 million in other capital assets to maintain, replace and extend the lives of restaurant, bakery and cafe equipment and facilities; and $6.0 million to complete other projects. For the twelve weeks remaining in our fiscal year ending December 30, 2001, we plan to make approximately $12.9 million of capital expenditures using cash from operations and our bank credit facility. We estimate $1.6 million will be used for our re-imaging program; $1.6 million will be used in our Seattle Coffee wholesale, production and distribution operations; $4.8 million will be used for maintaining, replacing and extending the lives of restaurant, bakery and cafe equipment and facilities; and the remaining $4.9 million will be used to complete other projects. We may also make additional capital expenditures with proceeds we receive from the sale of company-operated units to franchisees.

   During 2000, we invested $51.5 million in various capital projects, including $10.1 million in new restaurant, bakery and cafe locations, $19.3 million in our re-imaging program, $2.4 million in our Seattle Coffee wholesale operations, $4.7 million in new management information systems, $11.3 million in other capital assets to maintain, replace and extend the lives of restaurant, bakery and cafe equipment and facilities, and $3.7 million to complete other corporate projects. Of the $51.5 million invested in 2000, $15.9 million was funded from the sale of fixed assets. Compared with 1999, our capital expenditures in 2000 decreased by $1.8 million.

   During 1999, we invested $53.3 million in various capital projects, including $24.8 million in new restaurant, bakery and cafe locations, $6.6 million in our re-imaging program, $2.1 million in our Seattle Coffee wholesale operations, $3.3 million in new management information systems, $6.6 million in other capital assets to maintain, replace and extend the lives of restaurant, bakery and cafe equipment and facilities, and $9.9 million to complete other corporate projects. Compared with 1998, our capital expenditures in 1999 increased by $17.6 million.

   Substantially all of our capital expenditures have been financed using cash provided from normal operating activities, proceeds from the sale of our company-operated units to franchisees and borrowings under our bank credit facility.

   Over the next several years, we plan to sell a significant number of our company-operated units to new and existing franchisees who commit to develop additional units in order to fully penetrate a particular market or markets. We will use the proceeds from the sale of these units to accelerate our planned re-imaging activities, fund the construction and development of additional restaurant, bakery and cafe units within our model markets, and reduce our outstanding indebtedness.

   Based upon our current level of operations and anticipated growth, we believe that available cash provided from operating activities, together with the proceeds from the exercise of stock options, available borrowings under our bank credit facility ($79.8 million available as of October 7, 2001) and proceeds obtained from the sale of company-operated restaurants, bakeries and cafes to franchisees will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments under our senior subordinated notes and our bank credit facility through September 2002.

Long Term Debt

   Bank Credit Facility. In May 1997, we entered into a credit agreement with Goldman Sachs Credit Partners L.P., Canadian Imperial Bank of Commerce and certain other lenders, which consisted of a $50.0 million, five-year Tranche A term loan, a $25.0 million revolving credit facility and a $100.0 million acquisition facility. Under the terms of the bank credit facility, we may also obtain letters of credit. The outstanding balance of the Tranche A term loan is due in installments through June 30, 2002. The outstanding balance of the acquisition facility is due in full, without installments, on June 30, 2002. The Tranche A term loan, the acquisition facility and the revolving credit facility bear interest at our election at either a defined base rate plus an applicable margin, or LIBOR plus an applicable margin. The interest rate margins are based on financial leverage ratios, and may fluctuate because of a change in these ratios. The margins are currently 0.125% for the defined base rate and 1.125% for the LIBOR rate. We pay yearly commitment fees on the unused portions of our revolving credit facility and acquisition facility in an amount ranging from 0.25% to 0.50% of the unused amounts, based on certain financial ratios, as well as a customary annual agent's fee. We also pay fees of 1.625% of amounts outstanding under letters of credit issued under the bank credit facility, plus standard issuance and administrative charges.

   In connection with the acquisition of Cinnabon, we amended our bank credit facility to add a $50.0 million Tranche B term loan due in installments through June 30, 2004. In October 1999, we further amended our bank credit facility to add an additional $25.0 million to the borrowing capacity under our Tranche B term loan. At our election, the Tranche B term loans bear interest at a defined base rate plus an applicable margin or LIBOR plus an applicable margin. The interest rate margins are based on financial leverage ratios, and may fluctuate because of a change in these ratios. The margins are currently 1.50% for the defined base rate and 2.50% for the LIBOR rate.

   Amounts repaid or prepaid under the Tranche A and Tranche B term loans may not be re-borrowed. In connection with our initial public offering in March 2001, we amended our bank credit facility to allow for amounts that remain available for borrowing, or that have been repaid or prepaid, under the acquisition facility, to be borrowed or re-borrowed for potential acquisitions, as well as for expenditures required for our new re-imaging program and general corporate purposes, through June 30, 2002. Amounts repaid or prepaid under the revolving credit facility may be re-borrowed through June 30, 2002. Prior to June 30, 2002, we intend to refinance this indebtedness or amend the credit facility to, among other things, extend the maturity date.

   Principal repayments under the term loans have been due in quarterly installments of $0.1 million since December 31, 1998 and increase to $5.6 million beginning on September 30, 2002. As of October 7, 2001, total amounts outstanding under our bank credit facility included: Tranche A term loan--$17.0 million due in installments through June 30, 2002; Tranche B term loan--$51.7 million due in installments, through June 30, 2004; and acquisition facility-- $37.0 million due in full, without installments, on June 30, 2002.

   The bank credit facility contains financial and other covenants, including covenants requiring us to maintain various financial ratios, restricting our ability to incur indebtedness or to create or suffer to exist various liens, and restricting the amount of capital expenditures that we may incur. The bank credit facility also restricts our ability to engage in mergers or acquisitions, sell assets, enter into leases or make junior payments, including cash dividends. As of the date of this prospectus, we were in compliance with all required covenants. Upon our receipt of proceeds from the sale of assets or certain other events, we generally are required to prepay the term loans, acquisition facility and revolving credit facility, unless such proceeds are reinvested in certain assets. The bank credit facility is secured by a first priority security interest in substantially all of our assets. Our subsidiaries are required to guarantee our obligations under the bank credit facility.

   Senior Subordinated Notes. In May 1997, we completed an offering of $175.0 million of 10.25% senior subordinated notes due May 2007. Interest is payable on May 15 and November 15 of each year. The senior subordinated notes are redeemable prior to May 15, 2002 in whole, but not in part, at our option, upon the occurrence of a change of control, at a redemption price of 100% plus an additional make-whole premium. After May 15, 2002, we may redeem the senior subordinated notes in whole or in part at any time prior to maturity at the applicable redemption prices, plus accrued and unpaid interest, if any.

   The senior subordinated notes restrict us from incurring additional non-permitted indebtedness, engaging in certain mergers or consolidations, paying cash dividends, making certain restricted payments or investments (including certain stock repurchases), granting certain liens or permitting subsidiaries to incur guarantees of indebtedness. Upon the occurrence of a change in control, each holder of the notes may require us to repurchase all or a portion of the notes of the holder at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. As of the date of this prospectus, we were in compliance with all required covenants. The senior subordinated notes are unsecured and are subordinate in right of payment to all existing and future senior indebtedness.

   During the fourth quarter of 1999, we repurchased $8.0 million of our senior subordinated notes at a slight discount using proceeds from our Tranche B term loan. During the first quarter of 2000, we repurchased $5.0 million of our senior subordinated notes at a slight premium. In the second quarter of 2000, we repurchased an additional $12.0 million of our senior subordinated notes at a slight discount. The repurchases in 2000 were financed with cash from operations. During the second quarter of 2001, we repurchased $7.0 million of our senior subordinated notes at a premium. During the third quarter of 2001, we repurchased an additional $16.1 million of our senior subordinated notes at a premium. These repurchases were funded with proceeds from the sale of company-operated units to franchisees, cash from operations and proceeds from our bank credit facility. From time to time, we may repurchase more of our senior subordinated notes in the open market.


Quarterly Financial Results (unaudited)

                          16-Weeks  12-Weeks 12-Weeks  12-Weeks  16-Weeks  12-Weeks  12-Weeks  13-Weeks
                           Ended     Ended    Ended     Ended     Ended     Ended     Ended     Ended
                          04/18/99  07/11/99 10/03/99  12/26/99  04/16/00  07/09/00  10/01/00  12/31/00
                          --------  -------- --------  --------  --------  --------  --------  --------
                                     (Dollars in thousands, except per share amounts)
Restaurant sales........  $170,502  $130,006 $128,474  $131,458  $173,864  $128,234  $126,096  $139,242
Restaurant gross
 profit (1).............    31,083    24,718   23,478    26,116    33,898    24,525    23,792    30,235
Wholesale revenues......    13,831    11,031   11,825    14,029    15,643    12,437    12,980    15,660
Wholesale gross profit
 (1)....................     3,577     2,788    3,292     4,363     3,450     2,896     2,796     4,075
Net income (loss) from
 continuing operations..      (342)    3,575    5,977     4,945     5,239     5,856     7,354     9,273
Extraordinary loss on
 early extinguishment of
 debt, net of income
 taxes..................       --        --       --       (126)     (155)      (49)      --         (3)
Net income (loss) from
 discontinued
 operations.............       192       162   (2,186)     (112)       11       (59)       (4)        1
                          --------  -------- --------  --------  --------  --------  --------  --------
Net income (loss).......  $   (150) $  3,737 $  3,791  $  4,707  $  5,095  $  5,748  $  7,350  $  9,271
                          ========  ======== ========  ========  ========  ========  ========  ========
Basic earnings (loss)
 per common share from:
  Continuing
   operations...........  $  (0.01) $   0.13 $   0.23  $   0.19  $   0.20  $   0.22  $   0.28  $   0.35
  Net extraordinary loss
   on early
   extinguishment of
   debt.................       --        --       --      (0.01)    (0.01)      --        --        --
  Discontinued
   operations...........       --       0.01    (0.08)      --        --        --        --        --
                          --------  -------- --------  --------  --------  --------  --------  --------
  Net income (loss).....  $  (0.01) $   0.14 $   0.15  $   0.18  $   0.19  $   0.22  $   0.28  $   0.35
                          ========  ======== ========  ========  ========  ========  ========  ========
Diluted earnings (loss)
 per common share from:
  Continuing
   operations...........  $  (0.01) $   0.12 $   0.21  $   0.18  $   0.19  $   0.20  $   0.26  $   0.32
  Net extraordinary loss
   on early
   extinguishment of
   debt.................       --        --       --      (0.01)    (0.01)      --        --        --
  Discontinued
   operations...........       --       0.01    (0.08)      --        --        --        --        --
                          --------  -------- --------  --------  --------  --------  --------  --------
  Net income (loss).....  $  (0.01) $   0.13 $   0.13  $   0.17  $   0.18  $   0.20  $   0.26  $   0.32
                          ========  ======== ========  ========  ========  ========  ========  ========

                                                   16-Weeks 12-Weeks  12-Weeks
                                                    Ended    Ended     Ended
                                                   04/22/01 07/15/01  10/07/01
                                                   -------- --------  --------
                                                     (Dollars in thousands,
                                                   except per share amounts)
   Restaurant sales..............................  $159,526 $119,367  $115,509
   Restaurant gross profit (1)...................    31,714   22,730    22,407
   Wholesale revenues............................    18,907   14,783    14,396
   Wholesale gross profit (1)....................     4,353    3,308     3,091
   Net income from continuing operations.........     8,008    9,003     9,120
   Net extraordinary loss on early extinguishment
    of debt......................................       --      (307)     (693)
   Net income (loss) from discontinued
    operations...................................       --       --        --
                                                   -------- --------  --------
   Net income....................................  $  8,008 $  8,696  $  8,427
                                                   ======== ========  ========
   Basic earnings (loss) per common share from:
     Continuing operations.......................  $   0.29 $   0.30  $   0.30
     Net extraordinary loss on early
      extinguishment of debt.....................       --     (0.01)    (0.02)
     Discontinued operations.....................       --       --        --
                                                   -------- --------  --------
     Net income..................................  $   0.29 $   0.29  $   0.28
                                                   ======== ========  ========
   Diluted earnings (loss) per common share from:
     Continuing operations.......................  $   0.27 $   0.28  $   0.29
     Net extraordinary loss on early
      extinguishment of debt.....................       --     (0.01)    (0.02)
     Discontinued operations.....................       --       --        --
                                                   -------- --------  --------
     Net income..................................  $   0.27 $   0.27  $   0.27
                                                   ======== ========  ========

---------------------
(1) Gross profit is revenues less cost of sales and operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

 Foreign Currency Exchange Rate Risk

   We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. In addition, a portion of our receivables are denominated in foreign currencies, which exposes us to exchange rate movements. Prior to 1999, we had not utilized hedging contracts to manage our exposure to foreign currency rate fluctuations because we determined the market risk associated with international receivables was not significant. However, since 1999 we have entered into hedging contracts with respect to the Korean Won to reduce our exposure to future foreign currency rate fluctuations.

 Interest Rate Risk

   Our net exposure to interest rate risk consists of our senior subordinated notes and borrowings under our bank credit facility. Our senior subordinated notes bear interest at a fixed rate of 10.25%. The aggregate balance outstanding under our senior subordinated notes as of October 7, 2001 was $126.9 million. Should interest rates increase or decrease, the estimated fair value of these notes would decrease or increase, respectively. As of October 7, 2001, the fair value of our senior subordinated notes exceeded the carrying amount by approximately $6.3 million. Our bank credit facility has borrowings made pursuant to it that bear interest rates that are benchmarked to U.S. and European short-term floating-rate interest rates. The balances outstanding under our credit facility as of October 7, 2001 and December 31, 2000 totaled $114.4 million and $158.6 million, respectively. The impact on our annual results of operations of a hypothetical one-point interest rate change on the outstanding balances under our credit facility would be approximately $1.1 million and $1.6 million, respectively.

 Chicken Market Risk

   Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products. In order to ensure favorable pricing for our chicken purchases in the future, reduce volatility in chicken prices, and maintain an adequate supply of fresh chicken, our purchasing cooperative has entered into two types of chicken purchasing contracts with chicken suppliers. The first is a grain-based "cost-plus" pricing contract that utilizes prices that are based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other is a market-priced formula contract based on the "Georgia whole bird market value". Under this contract, we and our franchisees pay the market price plus a premium for the cut specifications for our restaurants. The market-priced contracts have maximum and minimum prices that we and our franchisees will pay for chicken during the term of the contract. Both contracts have terms ranging from two to three years with provisions for certain annual price adjustments. In 1999, 2000 and the forty weeks ended October 7, 2001, approximately 47%, 46% and 50% of the cost of sales for Popeyes and Church's was attributable to the purchase of fresh chicken. In 2001, we have increased our purchase volume under the cost-plus pricing contracts, and reduced purchases under the market-based contracts, in order to further reduce our exposure to rising chicken prices.


 Coffee Bean Market Risk

   Our principal raw material in our Seattle Coffee operations is green coffee beans. The supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices, depending upon supply and demand at the time of purchase. The supply and prices of coffee beans can be affected by many factors, including weather, political and economic conditions in producing countries. We typically enter into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year, as negotiated with the individual supplier. As of October 7, 2001, we had commitments to purchase green coffee beans at a total cost of $12.0 million, which we anticipate will satisfy most of our green coffee bean requirements through December 2002.

Long-Term Employee Success Plan

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $46.50 for a period of 20 consecutive trading days, or our earnings per share for any of the years 2001, 2002 or 2003 is at least $3.375, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. Employee payouts range from 10% to 110% of the individual employee's base salary at the time either of the standards is met. The percentage is based upon the individual employee's original date of hire, and can amount to as much as 110% for an employee whose date of hire was prior to January 1, 1998. The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and our senior subordinated notes indenture. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of up to approximately $75 million. However, assuming that our historical employee turnover and retention rates continue, and that either of the financial performance standards was achieved as of December 28, 2003, we estimate that we would only be obligated to pay bonuses with an aggregate value of up to approximately $46 million.

Impact of Inflation

   We believe that, over time, we generally have been able to pass along inflationary increases in our costs through increased prices of our menu items, and the effects of inflation on our net income historically have not been, and are not expected to be, materially adverse. Due to competitive pressures, however, increases in prices of menu items often lag inflationary increases in costs.

Seasonality

   Our Cinnabon bakeries and Seattle Coffee cafes have traditionally experienced the strongest operating results during the holiday shopping season between Thanksgiving and Christmas. Any factors that cause reduced traffic at our Cinnabon bakeries and Seattle Coffee cafes during this period would impair their ability to achieve normal operating results.

Tax Matters

   In January 2000, the IRS concluded an audit of our 1996 return without making any material adjustments to our taxable income as originally reported. The statute of limitations remains open with respect to income tax returns that we have filed for the fiscal years 1998 forward. Consequently, we could be audited for any of these additional fiscal years. Presently, we do not believe that we have any tax matters that could materially affect our financial statements.

   In connection with our Cinnabon acquisition, we acquired net operating loss carryforwards of $13.4 million and tax credit carryforwards of $1.8 million. The utilization of these tax carryforwards is restricted under the Internal Revenue Code. Consequently, the deferred tax asset related to these items has been offset partially on our balance sheet with a valuation allowance of $7.1 million. Accordingly, the balance sheet does not reflect a net deferred tax asset for these tax carryforwards.

Recent Accounting Pronouncements

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As issued, this statement was to become effective for financial statements for periods beginning after June 15, 1999. However, in June 1999, Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" was issued. As a result, the statement became effective beginning after June 15, 2000. In June 2000, Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued. This statement amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. The implementation of FASB Statement No. 133 and FASB Statement No. 138 did not have a material effect on our consolidated financial statements.


   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Statement of Financial Accounting Standards No. 141 prohibits the use of the pooling-of-interest for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The statement changes the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of the statement, which for us will be the beginning of fiscal year 2002, we will no longer amortize existing goodwill and certain other intangibles determined by management to have an indefinite life, thereby reducing amortization expense for fiscal year 2002 by approximately $6.6 million after taxes, or approximately $0.20 per diluted share. We plan to complete our impairment analysis during the first quarter of 2002 and will recognize impairment, if any, at that time.

   In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. Statement of Financial Accounting Standards No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees and the associated asset retirement costs. Statement of Financial Accounting Standards No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We do not anticipate the adoption of Statement of Financial Accounting Standards No. 143 will have a material effect on our financial position or results of operations.

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement of Financial Accounting Standards No. 144 supercedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and amends ARB No. 51 "Consolidated Financial Statements". Statement of Financial Accounting Standards No. 144 retains many of the requirements of Statement of Financial Accounting Standards No. 121 and the basic provisions of Opinion 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. Statement of Financial Accounting Standards No. 144 furthermore resolves significant implementation issues related to Statement of Financial Accounting Standards No. 121. The provisions of Statement of Financial Accounting Standards No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. We do not anticipate the adoption of Statement of Financial Accounting Standards No. 144 will have a material effect on our financial position or results of operations.

                                    BUSINESS

Overview

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes Chicken & Biscuits, Church's Chicken, Cinnabon, Seattle's Best Coffee and Torrefazione Italia Coffee. Popeyes and Church's are the second and third largest chicken QSR concepts in the world, based on system-wide units and sales. Our Cinnabon brand is the world-wide leader in the QSR cinnamon roll bakery category. Seattle's Best Coffee is a leading alternative to the current market leader in the specialty coffee category, based upon its number of wholesale accounts and its expanding retail cafe presence. As of October 7, 2001, we operated and franchised 3,750 restaurants, bakeries and cafes in 46 states, the District of Columbia, Puerto Rico and 30 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle Coffee brands. Our system-wide sales totaled approximately $2.4 billion in 2000 and approximately $2.0 billion for the forty weeks ended October 7, 2001.

   Our primary objective is to be the Franchisor of Choice--the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We believe that we can achieve this by continuing to offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics, and offer attractive returns on investment, together with exceptional franchisee support systems and services. We plan to increase the number of our restaurants, bakeries and cafes primarily through the development of new franchised units, and to convert a significant number of our company-operated units to franchised units. We believe that this focus on franchising can provide us with higher profit margins and greater returns on investment, while significantly reducing the capital required by us to operate and grow our brands. We have already increased our total number of franchised units from 1,477 at the beginning of 1996 to 2,978 at October 7, 2001, representing a 102% increase.

Background

   We commenced operations in November 1992 following the reorganization of our predecessor, which operated and franchised Popeyes and Church's restaurants. A new management team headed by Frank J. Belatti, the former President and Chief Operating Officer of Hospitality Franchise Systems, Inc., or HFS, and prior to that, of Arby's, Inc., assumed control of our operations. From November 1992 through 1995, we focused on improving the quality and appeal of our brands through a number of measures, including re-imaging a significant number of our Popeyes and Church's restaurants, enhancing the profitability of our company-operated restaurants, improving our franchisee support systems and services, and increasing the number of our franchised restaurants. As a result of these initiatives, EBITDA increased from $35.4 million (after adjusting for non-recurring reorganization expenses) in 1992 to $55.2 million in 1995, representing a compound annual growth rate of 16.1%. In addition, from the end of 1992 to the end of 1995, the number of our franchised restaurants increased from 1,162 to 1,477, and outstanding franchise development commitments increased from 372 to 1,083.

   In April 1996, Freeman Spogli & Co., a private equity investment firm, acquired a controlling interest in us, and PENMAN Partners, an African-American controlled investment firm, simultaneously made an equity investment. We used the $70.0 million of proceeds from these investments to re-image additional Popeyes and Church's restaurants, further penetrate existing markets and develop new markets through the construction of new units, and reduce our indebtedness. In 1997, we refinanced our indebtedness by issuing senior subordinated notes and entering into a new bank credit facility. We used the proceeds from our senior subordinated notes offering to redeem preferred stock that previously had been issued to our lenders in our 1992 reorganization. The availability of funds under our new bank credit facility, and the remaining proceeds from the issuance of our senior subordinated notes, together with our improved operating performance and the improvement of our franchising support systems and services, positioned us to acquire additional brands.

   We acquired Seattle Coffee Company in March 1998, and Cinnabon International in October 1998. We acquired these two businesses because we believed that they held the opportunity for exceptional worldwide growth, were well-suited for franchising, consisted of complementary products that were sold in similar markets and venues, and could benefit from our operating efficiency, management experience and franchisee support systems. During the last two years, we reactivated the franchising programs for our Cinnabon and Seattle Coffee brands. We also replaced Seattle Coffee's distribution facility and added roasting and packaging equipment. Additionally, we remodeled a number of units, and updated the menus and improved the management team for each brand. During this same period, we continued to promote our Popeyes and Church's brands and to improve our franchisee support systems and services. As a result of these more recent efforts, combined with our history of improving our Popeyes and Church's brands, we believe that we are now well-positioned to further expand our existing portfolio of brands and to acquire new branded concepts. In March 2001, we completed an initial public offering of our common stock from which we received net proceeds of approximately $46.2 million, all of which we used to repay outstanding indebtedness.

   From the beginning of 1996 to the end of 2000, our management team engineered a dramatic improvement in our overall performance, including the following:

  . Growth in total system-wide sales at a compound annual rate of 13.6% and franchising revenue at a compound annual rate of 15.4%;

  . An increase in comparable system-wide domestic restaurant sales for Popeyes and Church's in each year;

  . An increase in the number of franchised units from 1,477 to 2,762 and in outstanding franchise development commitments from 1,083 to 2,289;

  . An increase in the number of international franchised units from 346 in Puerto Rico and 17 foreign countries to 657 in Puerto Rico and 25 foreign countries; and

  . Growth in EBITDA at a compound annual rate of 18.3%, and an improvement in EBITDA margin from 13.1% to 17.4%.

Company Strengths

   High Brand Awareness and Crave Appeal. We have established a high level of awareness for each of our brands with both franchisees and consumers. Over Popeyes' 29 years of operation and Church's 49 years of operation, these restaurants have become two of the most highly recognized brand names in the QSR industry. Popeyes has achieved its unique market position by focusing on its Cajun culinary and cultural heritage, while we believe Church's is the established market leader in value-oriented fried chicken meals for price conscious consumers. Cinnabon has established an unusually high level of brand awareness. This is attributable to the high traffic locations where our bakeries are located, such as airports and malls, as well as Cinnabon's reputation for fresh, aromatic, oven-hot cinnamon rolls. Seattle's Best Coffee is one of the oldest, and we believe one of the most recognized, brands in the specialty coffee business. Torrefazione Italia Coffee's classic coffees have an established position in the emerging market for ultra-premium coffees. We believe that our products have a competitive advantage because of their unique taste and positioning within their respective categories. Because of the high level of brand awareness and the unique taste profiles and positioning of our products, which we refer to as their Crave Appeal, we have developed a loyal base of existing customers and are uniquely positioned to attract new customers.

   Leading Market Positions. We are the second largest operator and franchisor of chicken QSRs in the world, with 3,084 Popeyes and Church's restaurants located in the U.S., Puerto Rico and 25 foreign countries as of October 7, 2001. For the twelve months ended June 30, 2001, the Popeyes QSR system generated 12.6% of all sales in the domestic chicken QSR category, while the Church's QSR system generated 7.7% of all sales in that category, in each case according to Restaurant Trends, an independent research organization. On a combined basis, we have a market share of 20.3% in the chicken QSR category. Cinnabon is the world-wide leader in the QSR cinnamon roll bakery category, with 406 bakeries in 41 states and the District of Columbia and 99 bakeries in Puerto Rico and 14 foreign countries as of October 7, 2001. Based on market related information reported in the July 2000 issue of Restaurants & Institutions Magazine, Cinnabon held an 8.4% share of the estimated $2.3 billion other snack market, which consists of cookies, pretzels, cinnamon rolls, smoothies/juices and other sweet snacks sold primarily in shopping mall and travel venues. Finally, Seattle Coffee is a leading alternative to the current market leader in specialty coffee, based upon its number of wholesale accounts and its expanding retail cafe presence. As of October 7, 2001, the Seattle Coffee system consisted of 161 cafes in 16 states and eight foreign countries, and had 4,176 wholesale accounts with approximately 7,100 points of distribution.

   Efficient QSR Support System. We have developed an efficient infrastructure to support our company-operated and franchised units. Our centralized corporate management structure and ongoing implementation of new management information systems enable us to tightly control unit and corporate-level costs, capture economies of scale and react more quickly to trends developing in our businesses. In particular, through our cooperatives, we and our franchisees have experienced substantial savings as a result of our size and collective bargaining power, particularly with respect to food, beverage and paper goods, and our marketing programs. These operational efficiencies have contributed to the improvement of our EBITDA margin from 13.1% in 1996 to 17.4% in 2000.

   Attractive Investment Opportunities for Franchisees. We offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics and offer attractive returns on investment. We provide franchisees strong operational, marketing and technological support systems and services, innovative new products, periodic re-imaging designs, and economies of scale achieved through our systems' collective purchasing power. In addition, we provide our franchisees with excellent opportunities to develop additional units through both traditional and non-traditional formats and venues. We believe that these opportunities have led not only to growth in the number of franchised units from 1,477 at year end 1995 to 2,762 at year end 2000, representing a compound annual growth rate of 13.3%, but also an increase in the number of franchise development commitments from 1,083 at year end 1995 to 2,289 at year end 2000, representing a compound annual growth rate of 16.1%. We also believe that the attractiveness of these opportunities is evidenced by the number of our franchisees and the number of units that these franchisees operate. We currently have over 575 domestic and international franchisees. Of these franchisees, 57 currently operate ten or more of our restaurants, bakeries and cafes.

   Model for Growth. Our brands have had a track record of significant growth, and we believe that they have strong potential for continued growth, both domestically and internationally. We have developed the operating systems and support services needed to facilitate future growth in new geographic territories and within existing markets, and a site identification and unit development process that enables us to identify and obtain favorable sites and to efficiently open new units. Our growth will also be supported by industry growth trends, as the QSR industry is expected to grow at a compound annual growth rate of 5.9% through 2004, and the chicken QSR category is expected to grow at a compound annual rate of 6.0% through 2004, each according to a September 2000 report from Technomic, an independent research organization. Our domestic growth, both in new geographic territories and within existing markets, will also be supported by positive growth trends in the demographics of our current customer base. Based on the success of our Cinnabon and Seattle Coffee brands in Japan and certain other foreign countries, despite a relatively low existing market penetration, we believe that the growth opportunities for these two brands internationally are particularly strong. We plan to open over 900 franchised restaurants, bakeries and cafes, both domestically and internationally, during the next two years.

   Experienced Management Team. Our management team, led by Frank J. Belatti, Dick R. Holbrook and Gerald J. Wilkins, has overseen a period of strong operating performance and increased unit growth. Mr. Belatti and Mr. Holbrook each has substantial experience in the restaurant and franchising industries. Mr. Wilkins has substantial management experience in the franchising of restaurants and in managing the financial operations of other business enterprises. Our nine senior executives have an average of more than 20 years of experience in the restaurant and franchising industries, and enjoy an excellent reputation. Members of our management team possess diverse skills that include brand marketing, restaurant operations, product and concept development and franchising development and operations.

Strategy

   Our primary objective is to be the Franchisor of Choice--the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We also will continue to promote brand awareness of our existing portfolio of brands, increase market penetration of our existing brands domestically and internationally, primarily by franchising additional units, and we will acquire additional branded concepts. The following are the key elements of this strategy:

   Be the Franchisor of Choice(R). Currently, we offer franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics, and offer attractive returns on investment, together with exceptional franchisee support systems and services. We intend to be the recognized leader in offering these opportunities. We believe that, as a result of this strategy, franchisees will prefer to partner with us, rather than with other franchisors, making us the Franchisor of Choice.

     Growth Primarily Through Franchising. As the Franchisor of Choice, we plan to open new restaurants, bakeries and cafes predominantly through franchising. We believe that our focus on franchising can provide us with higher profit margins and returns on investment, while significantly reducing the capital required by us to operate our brands. As of October 7, 2001, we had development commitments from existing and new franchisees to open 2,364 new restaurants, bakeries and cafes. Substantially all of our new units to be opened over the next several years will come from these commitments, as well as additional commitments that we expect to obtain in the future. We also plan to sell a significant number of our company-operated units over the next several years to new and existing franchisees who commit to develop additional units within a particular market or markets in order to fully penetrate their markets.

     Model Markets Program. For each of our brands, we will continue to own and operate units in one or more markets. Our objective is to concentrate on operating fewer units and in fewer markets overall, in order to focus our resources on establishing operational and marketing best practices for each of our brands, thereby creating model markets. The best practices established in each of these model markets will then be shared with the franchisees of each of our brands. Additionally, we will use these model markets to further improve and enhance each of our brands by continuing menu development, product innovation and testing of new operating systems, equipment, technologies, venues and facility designs. We believe that the benefits and results from our model markets program will further enhance our relationships with our franchisees by providing them with greater returns on their investment, while at the same time optimizing our own returns on investment from our company-operated units.

   Promote Our Uniquely Positioned Brands. We continually promote and refresh the image of our brands in order to increase consumer awareness and increase sales. In the fourth quarter of 2000, we implemented a new re-imaging program that is designed to update the image of our brands. This will reinforce the unique positioning of our brands and enhance the customer experience. We plan to have substantially all of our restaurants, bakeries and cafes re-imaged by the end of 2005. Each of our franchisees is contractually required to similarly re-image its restaurants, bakeries, and cafes every seven years. The program involves implementing new logos, packaging, uniforms, menu boards, menu items and trade dress that we have recently developed in order to emphasize the image of each brand. At the same time, we will continue to develop and test new products in order to generate consumer interest, address changing consumer preferences and strengthen our brands' positions. For example, Church's offers a permanent value menu, which is designed to strengthen Church's brand position of offering simple meals with large portions at low prices. Finally, we are accelerating our three-tiered marketing strategy, which consists of television and radio advertising, print advertisements and signage, and point-of-purchase materials.

   Expand Our Penetration in New Geographic Territories and Within Existing Markets, and Develop New Channels of Distribution. Currently, the domestic and international markets for our brands are substantially underpenetrated. We are increasing the number of our restaurants, bakeries and cafes in new and existing markets. In 2002, we plan to franchise and open 175 new Popeyes and Church's restaurants in the U.S. and 90 new restaurants internationally. We plan to franchise and open 55 new Cinnabon bakeries and 30 new Seattle Coffee cafes in the U.S., and 65 new bakeries and 35 new cafes internationally. In addition, we are expanding the number and type of non-traditional formats in which our Popeyes and Church's chicken restaurants are located, including convenience stores, mall food courts, airports and other transportation centers. We also are aggressively expanding the wholesale distribution of our Seattle Coffee brands to make them available wherever specialty coffee is sold, including in regional and national supermarkets, airports, upscale restaurants, hotels and resorts, cruise lines and corporate offices. Finally, we plan to serve Seattle's Best Coffee in a substantial number of our Cinnabon bakeries that do not already serve it, and to offer a selection of Cinnabon products in the bakery case at Seattle Coffee cafes as complementary crave foods and beverages. By offering each brand exclusively at the other's bakery or cafe, we believe we will be able to further penetrate existing markets, open new markets, increase the demand for both brands' products, and further differentiate each brand from their competitors.

   Expand Internationally. We plan to continue entering into franchise development agreements with qualified partners to develop restaurants, bakeries and cafes internationally. We believe that we have the opportunity to establish or further expand a leading market position in a number of countries, due to the appeal of our highly recognizable American brands, as well as a lack of significant competition for our brands in these markets. We also believe that international development is attractive to foreign investors due to strong per unit economics resulting largely from higher average unit volumes, lower food costs, lower labor costs and less QSR competition than we and our franchisees experience in the U.S. We believe that the demand for premium specialty coffees in international markets is particularly strong. In addition, a substantial number of countries around the world have established markets for quick service restaurants, bakeries and cafes and an expanding group of QSR consumers. Our international operations have increased from 346 franchised units in Puerto Rico and 17 foreign countries at the end of 1995, to 693 franchised units in Puerto Rico and 30 foreign countries at October 7, 2001. Additionally, commitments to develop international franchised units have increased from 502 at the end of 1995 to 1,091 at October 7, 2001.

   Acquire Additional Branded Concepts. We plan to use our knowledge, experience, franchisee relationships and support systems and services to acquire, develop and expand additional branded concepts. Our objective is to acquire brands that are highly recognizable and uniquely positioned in their markets, possess strong growth characteristics, are well-suited to franchising and offer attractive returns on investment.

Brand Profiles

   Popeyes(R) Chicken & Biscuits. Founded in New Orleans, Louisiana in 1972, our Popeyes brand is the market leader in the Cajun segment of the QSR industry. Popeyes' leading position is driven by its signature Cajun fried chicken. As of October 7, 2001, Popeyes had 1,578 restaurants worldwide. Popeyes is currently the second-largest chicken QSR concept in the world, measured by number of units and system-wide sales, which were approximately $1.0 billion for the forty weeks ended October 7, 2001 and $1.2 billion in fiscal year 2000. Popeyes' specialty menu consists of fresh, hand-battered, bone-in fried chicken available in two flavors, New Orleans Spicy and Louisiana Mild, and a wide assortment of award-winning signature Cajun cuisine side dishes, including red beans and rice, Cajun rice, Cajun fries and buttermilk biscuits. Popeyes is positioned as a premium fried chicken concept for customers who seek its full flavor and special blend of seasonings and spices. We are also known for our Popeyes Louisiana Legends portion of the menu that consists of jambalaya, etouffee and chicken and seafood gumbo served over rice, which complements Popeyes' core menu items with a collection of one of a kind dishes steeped in Louisiana heritage. Popeyes' spicy fried chicken and other Cajun menu offerings have also proven to be popular internationally, particularly in Asia.

   We intend to evolve the Popeyes brand into a Cajun restaurant company featuring our New Orleans style fried chicken that will enable us to shape and lead the growing Cajun food segment of the QSR industry. We intend to accomplish this by re-imaging substantially all of our company-operated Popeyes restaurants to our Heritage exterior and interior design, based on Popeyes' New Orleans, Louisiana roots, over the next four years, and requiring all of our franchisees to re-image their restaurants similarly in accordance with their franchise agreements. Popeyes restaurants are generally constructed in traditional stand-alone and in-line locations, as well as in non-traditional formats such as airports, malls, food courts, military bases and travel centers.

   As of October 7, 2001, Popeyes restaurants were located in 41 states, the District of Columbia, Puerto Rico and 20 foreign countries. Our 121 company-operated Popeyes restaurants were located in Georgia, Illinois, Louisiana, North Carolina, South Carolina and Texas. Over 70% of our 1,177 domestic franchised Popeyes restaurants were located in California, Florida, Georgia, Illinois, Louisiana, Maryland, Mississippi, Texas and Virginia. Over 60% of our 280 international franchised Popeyes restaurants were located in Korea.

   In 1999, Popeyes began testing two new Cajun cuisine restaurant concepts. The first was Cajun Kitchen, a Popeyes Creation(TM), a quick casual dining concept, and the second was Cajun Cafe by Popeyes(TM), a mall food court concept. We are testing our Cajun Kitchen restaurant in the Chicago area, and operate a Cajun Cafe in New Orleans, Louisiana, and another in Atlanta, Georgia.

   Church's Chicken(TM). Founded in San Antonio, Texas in 1952, our Church's brand is one of the oldest QSR systems in the U.S. As of October 7, 2001, Church's had 1,506 restaurants worldwide, and is currently the third largest chicken QSR concept in the world, measured by number of units and system-wide sales, which were approximately $694.2 million for the forty weeks ended October 7, 2001 and $878.8 million in fiscal year 2000. Church's restaurants focus on serving traditional Southern fried chicken in a simple, no-frills restaurant setting. Church's menu items also include other Southern specialties, including fried okra, coleslaw, mashed potatoes and gravy, corn on the cob, jalapeno peppers and honey butter biscuits. For guests on-the-go, Church's has Tender CrunchersTM and Krispy TendersTM, two portable and easy to eat items that include signature dipping sauces. Church's is positioned as the New Value Leader in the chicken QSR category, providing simple meals with large portions at low prices for price conscious consumers. We plan to re-image substantially all of our company-operated Church's restaurants to more contemporary designs over the next three years, and to require all of our franchisees to re-image their restaurants similarly in accordance with their franchise agreements. Church's restaurants are traditionally found in urban areas where they attempt to establish a reputation as a neighborhood restaurant. With its small footprint and a simple operating system, Church's has expanded into non-traditional formats such as convenience stores, and will continue this expansion. Church's has been popular internationally, particularly in Asia and Puerto Rico, operating under the Church's and Texas Chicken(R) brand names.

   As of October 7, 2001, Church's restaurants were located in 28 states, Puerto Rico and eight foreign countries. Our 417 company-operated Church's restaurants were concentrated primarily in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee and Texas. Over 78% of our 819 domestic franchised Church's restaurants were located in Alabama, California, Florida, Georgia, Illinois, Louisiana, Michigan, Mississippi, New York, Ohio and Texas. Over 95% of our 270 international franchised Church's restaurants were located in Canada, Indonesia, Mexico, Puerto Rico and Taiwan.

   Cinnabon(R). Founded in Seattle, Washington in 1985, our Cinnabon brand is the leading cinnamon roll bakery QSR concept in the world. As of October 7, 2001, Cinnabon had 505 bakeries worldwide. System-wide sales for the forty weeks ended October 7, 2001 and fiscal year 2000 were $150.2 million and $184.4 million. Cinnabon has built a reputation for serving fresh, aromatic, oven-hot cinnamon rolls made with Indonesian cinnamon and topped with a sweet, rich cream cheese-based frosting. The classic Cinnabon roll laid the foundation for Cinnabon's high standards and commitment to premium fresh products. Some of Cinnabon's new product offerings include the Caramel Pecanbon(R), Caramel Frosted Applebon(R) and CinnabonStix(TM). CinnabonStix is a portable product that complements Cinnabon's other products and is targeted to on-the-go consumers. Since its introduction in June 2000, CinnabonStix has driven significant increases in customer traffic and comparable sales at Cinnabon bakeries, with CinnabonStix accounting for approximately 7.0% of sales at the average unit since its introduction. In addition to baked goods, Cinnabon offers a variety of proprietary beverages, including the Mochalatta Chill(R), a mocha-flavored cold coffee beverage, and Seattle's Best Coffee, which is served in approximately 300 bakeries. We believe that the low ticket, impulse purchase nature of the business, as well as the small footprint and operationally simple business model, are attractive features of this brand. Our Cinnabon bakeries are located in high traffic venues such as shopping malls, airports, train stations and travel plazas. We plan to re-image substantially all of our company-operated Cinnabon bakeries over the next three years to our new Heritage exterior and interior design, and will require all of our franchisees to similarly re-image their bakeries in accordance with their franchise agreements.


   As of October 7, 2001, Cinnabon bakeries were located in 41 states, the District of Columbia, Puerto Rico and 14 foreign countries. Our 163 company-operated Cinnabon bakeries were concentrated primarily in California, Florida, Illinois, Michigan, Ohio, Pennsylvania and Washington. Our 243 domestic franchised Cinnabon bakeries were concentrated primarily in Arizona, Florida, Illinois, Maryland, Minnesota, Nevada, New Jersey, New York, North Carolina and Texas. Our 99 international franchised Cinnabon bakeries were located primarily in Canada, Japan, Korea, the Philippines, Saudi Arabia, Thailand, the United Kingdom and Venezuela. Our Cinnabon bakeries in Japan that have been open for more than one year are generating average weekly sales of $16,945, as compared with average weekly sales of $8,773 at our franchised bakeries located in the U.S.


   Seattle Coffee. Seattle Coffee Company was created as a result of combining Seattle's Best Coffee, Inc. and Torrefazione Italia, Inc. in May 1994. As of October 7, 2001, we had 161 cafes in the Seattle Coffee system, 142 of which are Seattle's Best Coffee cafes and 19 of which are Torrefazione Italia Coffee cafes, and 4,176 wholesale accounts with approximately 7,100 points of distribution. Our coffee cafes are located in 16 states and eight foreign countries.

   We roast and blend our Seattle's Best and Torrefazione Italia specialty coffees in our 30,000 square foot automated roasting facility on Vashon Island, near Seattle, Washington. We believe that our roasting and packaging facility may be one of the most technologically advanced in the U.S., and has the capacity to roast almost 12 million pounds of green coffee beans per year. We select our coffee beans from the highest quality Arabica beans, which come from the finest growing regions of the world. As of October 7, 2001, we operated 19 regional wholesale offices throughout the U.S.


   Seattle's Best Coffee(R). Seattle's Best Coffee is one of the oldest brands in the domestic specialty coffee business. Seattle's Best Coffee was founded in 1970 and opened its first retail cafe in 1983 in Bellevue Square, a regional mall located in Seattle, Washington. Management adopted a strategy of using retail stores to support and build brand awareness in order to drive wholesale sales. This strategy generally has remained unchanged. Seattle's Best Coffee markets several coffee house blends under names such as Seattle's Best Blend(R), Post Alley Blend(R), Saturday's Blend(R), Portside Blend(R) and Henry's Blend(R). Each blend has a unique flavor, allowing Seattle's Best Coffee to appeal to a broad range of taste preferences.

   As of October 7, 2001, our 52 domestic company-operated Seattle's Best Coffee cafes were located primarily in California, Illinois, Oregon and Washington. Currently, Seattle's Best Coffee is also being sold in approximately 300 Cinnabon bakeries. Our 46 domestic franchised cafes were located primarily in California, Georgia, Oregon, Texas and Washington. Our 44 international franchised cafes were located primarily in Japan, the Philippines and Saudi Arabia. We have 23 franchised coffee cafes in Japan. Our Seattle's Best Coffee cafes are typically located in high traffic venues such as central business districts and shopping centers. More recently, we have begun to franchise our Seattle's Best Coffee cafes for operation in airports, which we believe will provide our Seattle Coffee brand with both wholesale and retail opportunities, and increase brand awareness due to the heavy customer traffic at these venues. In addition, we plan to re-image substantially all of our company-operated Seattle's Best Coffee cafes over the next three years, and to require all of our franchisees to re-image their cafes similarly in accordance with their franchise agreements.

   Torrefazione Italia(R) Coffee. Our Torrefazione Italia Coffee brand was founded in 1986, when Umberto Bizzarri brought his family's recipes for blending and roasting traditional coffees from Perugia, Italy to Seattle, Washington. These classic Italian coffees are known for their full bodied, highly aromatic and intense flavor. Our Torrefazione Italia Coffee brand takes its name from the Italian word torrefazione, which means "the place where coffee is roasted". Torrefazione Italia Coffee has adopted a strategy of capitalizing on its Italian heritage, and using its retail locations to support and build brand awareness in order to drive wholesale sales of its ultra-premium brand coffees. As part of this strategy, Torrefazione Italia Coffee cafes are designed to present consumers with an Italian coffee experience that we refer to as the Warmth of Italy(TM). Torrefazione Italia Coffee is positioned at the upper end of the quality and price range, and is marketed to reflect the traditions and blending expertise of the Bizzarri family, with names like Venezia(TM), Milano(TM), Perugia(TM), and Napoli(TM). We emphasize the Italian experience by serving Torrefazione Italia Coffee at our cafe locations using handpainted ceramic cups imported from Deruta, Italy. The Torrefazione Italia Coffee cafes are designed to accommodate those who are on-the-go as well as those who wish to relax and sip their coffee while listening to classical music. Our Torrefazione Italia Coffee retail cafes are located in metropolitan cities such as Boston, Chicago, Dallas, Portland, San Francisco, Seattle and Vancouver, and are located in venues such as urban, central business districts, office complexes and high-end malls. Substantially all of our Torrefazione Italia Coffee cafes will be re-imaged over the next three years to accommodate additional food products and to strengthen their Italian image.

Wholesale Coffee Operations

   Consumer interest in specialty coffee continues to grow, driving consumption increases both at home and away from home. According to The National Coffee Association of USA, Inc.'s National Coffee Drinking Trends 2001 study, at home consumption represents the single largest component of the specialty coffee market, with 42% of the volume. The same study projects that there will be 127 million U.S. adults who drink specialty coffee in 2001, an 18% increase over 2000. In addition, 29 million adults are projected to drink specialty coffee daily in 2001, a 56% increase over 2000.


   Our Seattle's Best and Torrefazione Italia wholesale coffee operations sell our coffee primarily to supermarkets and other foodservice retailers, including hotel chains, fine restaurants, specialty coffee retailers, espresso carts and theaters. Some of our major wholesale accounts include Books-A-Million, Eddie Bauer, Hilton Hotels, Royal Caribbean Cruise Lines, Sodexho, Aramark and Alaska Airlines. We believe that consumers have a strong interest in purchasing whole bean specialty coffee for home consumption and that the increasing presence of our specialty coffees in retail cafes and key foodservice accounts throughout the country will help drive the long term growth of our coffee bean sales through supermarkets. Our Seattle's Best Coffee is also distributed to supermarkets throughout the Pacific Northwest and other parts of the country. This brand has achieved a high degree of penetration in the Pacific Northwest with settings in most major supermarkets, including QFC, Safeway, Albertson's and Ralph's. In addition, we successfully introduced Torrefazione Italia Coffee into supermarkets in 1995, and this brand is now carried in several high-end chains and independent supermarkets in Oregon and Western Washington.

Site Selection

   We employ a site identification and new unit development process that enables us to identify and obtain favorable sites for new domestic restaurants, bakeries and cafes, commencing with an overall market plan for each intended area of development, which we develop together with our franchisees. For our Popeyes and Church's brands, we emphasize free-standing pad sites and end-cap locations with ample parking and easy dinner-time access from high traffic roads. For our Cinnabon and Seattle Coffee brands, we emphasize high traffic venues such as malls, in-line shopping centers, transportation facilities, central business districts, airports and office buildings. International sites are often located in densely populated urban areas, and are generally built with a multi-floor layout because of the scarcity of real estate and the higher percentage of dine-in customers in international markets.

Franchise Development

   Our strategy includes the opening of substantially all of our new restaurants, bakeries and cafes through our franchise programs with new and existing franchisees. The following discussion describes the standard arrangements we enter into with our franchisees.

   Domestic Development Agreements. Our domestic franchise development agreements provide for the development of a specified number of restaurants, bakeries and cafes within a defined geographic territory in accordance with a schedule of unit opening dates. These development schedules generally cover three to five years and typically have benchmarks for the number of restaurants, bakeries and cafes to be opened and in operation at six-month and twelve-month intervals. Our Popeyes franchisees currently pay a development fee of $7,500 per unit. Our Church's franchisees currently pay a development fee of $10,000 for the first unit to be developed, or $5,000 in the case of a convenience store unit, and then a reduced fee ranging from $3,750 to $7,500 for each additional unit to be developed under the same development agreement, depending upon the type of venue. Our Cinnabon franchisees currently pay a development fee of $5,000 per unit. Our Seattle Best Coffee franchisees currently pay a development fee of $10,000 for the first unit and $5,000 for each additional unit to be developed under the same development agreement. These development fees typically are paid when the development agreement is executed and are non-refundable.

   International Development Agreements. We enter into franchise development agreements with qualified parties to develop restaurants, bakeries and cafes outside of the U.S. We may grant international development rights in one or more countries or in limited geographic areas within a particular country. Our international franchisees currently pay a franchise fee of up to $45,000 for each unit to be developed, generally depending upon the brand. The other terms of our international development agreements are, in most respects, similar to those included in our domestic development agreements. However, our international franchisees are also required to prepay up to $15,000 per unit in franchise fees at the time their franchise development agreement is signed. International development agreements also include additional provisions necessary to address the multinational nature of the transaction, including foreign currency exchange and taxation matters, as well as international dispute resolution provisions, and are modified as necessary to comply with applicable local laws relating to technology transfers, export/import matters and franchising.

   Franchise Agreements. Once we execute a development agreement and approve the related site, and the property is secured by our franchisee, we and our franchisee enter into a franchise agreement under which our franchisee has the right to operate the specific unit to be developed at the site. Our current franchise agreements provide for payment of the following franchise fees. Popeyes franchisees pay $30,000 per location. Church's franchisees pay $15,000 per location for free-standing units and $10,000 per location for units opened in convenience stores or travel plazas. Cinnabon franchisees pay $30,000 for the first unit, $20,000 per location for any second or third unit and $15,000 per unit for any additional units developed under a single development agreement. Seattle Coffee franchisees pay $20,000 per location for cafes in traditional locations, and $10,000 per location for cafes developed in captive locations that are developed under the same development agreement. In addition, our Popeyes and Church's franchise agreements generally require franchisees to pay a 5% royalty on net restaurant sales and a 3%, with respect to Popeyes, and 4%, with respect to Church's, national advertising fund contribution (reduced to a maximum of 1% if a local advertising co-operative is formed). Our Cinnabon franchise agreements generally require franchisees to pay a 5% royalty on net restaurant sales and a national advertising fund contribution of up to 3% of net sales. Our Seattle Coffee franchise agreements generally require franchisees to pay a 4% royalty on net restaurant sales and a national advertising fund contribution of up to 3% of net sales. Our Seattle Coffee franchisees are required to purchase coffee exclusively from us. Some of our older franchise agreements provide for lower royalties and advertising fund contributions. These older agreements constitute a decreasing percentage of our total outstanding franchise agreements.

   All of our franchise agreements require that each franchisee operate its restaurant, bakery and cafe units in accordance with our defined operating procedures, adhere to the menu established by us and meet applicable quality, service, health and cleanliness standards. The agreements also typically require that each franchisee must re-image its units to the then current image of the brand every seven years. We may terminate the franchise rights of any franchisee who does not comply with these standards and requirements. We believe that maintaining superior food and beverage quality, a clean and pleasant environment and excellent customer service are critical to the reputation and success of our Popeyes, Church's, Cinnabon and Seattle Coffee systems, and we intend to aggressively enforce these contractual requirements. Our franchisees may contest this enforcement, and when necessary, contest our termination of franchise rights.

   The terms of our international franchise agreements are substantially similar to those included in our domestic franchise agreements, except that international franchisees must prepay up to $15,000 in franchise fees at the time their related franchise development agreement is executed, and these agreements may be modified to reflect the multi-national nature of the transaction and to comply with the requirements of applicable local laws. In addition, royalty rates may differ from those included in domestic franchise agreements, and generally are slightly lower due to the number of units required to be developed by our international franchisees.


   Turnkey Development. Since 1998, in order to expedite development of our domestic franchised restaurants, we have from time to time purchased or leased sites and built units in certain markets for subsequent resale to qualified franchisees. We sold two turnkey units in 1999, an additional eight turnkey units in 2000 and two turnkey units through the third quarter of 2001.

   AFC Loan Guarantee Program. In March 1999, we implemented a program to assist current franchisees, new franchisees and our managers in obtaining the financing needed to purchase or develop franchised units at competitive rates, provided they meet certain financial and operational criteria. Under the program, we will guarantee up to 20% of each qualified franchisee's loan amount, typically for a three year period. This program is available for Popeyes, Church's and Cinnabon franchisees, and the qualifications vary depending upon the type of franchise to be developed. We have an agreement with one national lender to participate in the program, and we anticipate entering into agreements with several other national lenders in the future. As we add additional lenders we may modify the terms and conditions under which our franchise partners may participate in the program. Under our agreement with our current lender, the total amount of funding provided to franchisees under this program is limited to $10.0 million. In the event any of these franchisees default on their loan obligations, our aggregate liability under the program will not exceed $1.0 million.

Management Information Systems

   In 1998, we launched AFC On-Line, a website exclusively for franchisees that provides operational support, a restaurant development roadmap, a business planning template, marketing information and other relevant information. The website allows us to maintain close ties and engage in system-wide communications with our franchisees.

Marketing

   We generally market our Popeyes, Church's, Cinnabon and Seattle Coffee food and beverage products to customers using a three-tiered marketing strategy consisting of television and radio advertising, print advertisement and signage, and point-of-purchase materials. Each of our brands frequently offers new programs that are intended to generate and maintain consumer interest, address changing consumer preferences, and enhance the position of our brands. New product introductions and "limited time only" promotional items also play a major role in building sales and creating repeat customers.

   As part of our marketing strategy, we will continue to develop new and enhanced advertising campaigns for each of our brands. In 2001, we launched a new media strategy for Church's that is targeted towards the specific demographics of its customers. The advertising campaign delivers shorter messages more frequently, and closer to the purchase decision.

   Sales at restaurants located in markets in which we utilize television advertising are generally 5% to 10% higher than the sales generated by restaurants that are located in other markets. Consequently, we intend to target growth of our Popeyes and Church's restaurants primarily in markets where we have or can achieve sufficient unit concentration to justify the expense of television advertising.

   We and our franchisees contribute to a national advertising fund to pay for the development of marketing materials and also contribute to local advertising funds to support programs in our local markets. In markets where there is sufficient unit concentration to effect such savings, we and our franchisees have experienced significant savings in our marketing programs through our advertising cooperatives. For the last four years, our Popeyes franchisees have contributed more to the national advertising fund than they have been required to contribute under the terms of their respective franchise agreements. During the forty weeks ended October 7, 2001, we and our franchisees contributed approximately $64 million to these various advertising funds.

Community Activity

   We believe strongly in supporting the communities we serve. Through the non-profit AFC Foundation, Inc., we have sponsored and helped construct more than 300 homes worldwide in conjunction with Habitat for Humanity, a nonprofit builder of housing for the poor. In addition, each of our brands is involved in various community support programs. For example, Popeyes promotes music education. Church's sponsors summer camp programs through the Boys and Girls Clubs. Cinnabon encourages reading awareness through its Reading Rewards Program. Seattle Coffee is involved in saving our water from pollution and contamination through the Water Keeper's Alliance. We also support the United Negro College Fund and the Hispanic Association of Colleges and Universities with promotional fund-raisers, and sponsor Adopt-A-School programs. In 2000, we contributed approximately $600,000 to these programs in the aggregate, and our and our franchisees' employees contributed thousands of volunteer hours. Through our involvement with these programs, we have established a meaningful presence in the communities we serve while, we believe, building customer loyalty and positive brand awareness.

New Age of Opportunity(R)

   Through our New Age of Opportunity management program we make diversity a part of our business strategy. We believe the New Age of Opportunity program gives us an important competitive advantage by focusing on the following four areas:

  .  expanding franchise ownership opportunities for minorities and women;

  .  cultivating new supplier relationships for minorities and women;

  .  attracting and developing outstanding employees; and

  . enhancing the quality of life for people through meaningful community service.

Diversity enables us to look at a situation from all angles and provides us with the capacity to better understand our communities, our employees, our customers, our suppliers and our businesses, and provides us with the vision to meet emerging trends with creative ideas. As a testimonial to the success of this program, women and minorities now constitute approximately 50% of the total number of our franchisees, 36% of our board of directors and 30% of our officers.

Suppliers

   Our franchisees are generally required to purchase all ingredients, products, materials, supplies and other items necessary in the operation of their businesses solely from suppliers who have been approved by us in writing. These suppliers must demonstrate to our continuing satisfaction the ability to meet our standards and specifications for these items, and possess adequate quality controls and capacity to supply our franchisees' needs promptly and reliably.

   Supply Agreements. We have entered into agreements that commit our company-operated restaurants and bakeries to serve certain Coca-Cola and Dr. Pepper fountain beverages exclusively. We also have a long-term agreement with Diversified Foods and Seasonings, Inc., under which we have designated Diversified as the sole supplier of certain proprietary products for the Popeyes system. Diversified sells these products to our approved distributors, who in turn sell them to our franchised and company-operated Popeyes restaurants. In 2000, the Popeyes system purchased from its distributors approximately $33.2 million of proprietary products made by Diversified.

   The principal raw material for our Popeyes and Church's systems is fresh chicken. Our Popeyes and Church's systems purchase fresh chicken from approximately 11 suppliers who service us from 34 plant locations. In 1999, 2000 and the forty weeks ended October 7, 2001, approximately 47%, 46% and 50% of the cost of sales for Popeyes and Church's were attributable to the purchase of fresh chicken. Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products.

   In order to ensure favorable pricing for our chicken purchases in the future, reduce volatility in chicken prices, and maintain an adequate supply of fresh chicken, our purchasing cooperative has entered into two types of chicken purchasing contracts with chicken suppliers. The first is a grain-based "cost-plus" pricing contract that utilizes prices that are based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other is a market-priced formula contract based on the "Georgia whole bird market value". Under this contract, we and our franchisees pay the market price plus a premium for the cut specifications for our restaurants. The market-priced contracts have maximum and minimum prices that we and our franchisees will pay for chicken during the term of the contract. Both contracts have terms ranging from three to five years, with provisions for certain annual price adjustments. In 2001, we have increased our purchase volume under the "cost-plus" pricing contracts, and reduced purchases under the market-based contracts, in order to further reduce our exposure to rising chicken prices.

   Our principal raw material in our Seattle Coffee operations is green coffee beans. We typically enter into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year, as negotiated with the individual supplier. In 2000, we purchased 64% of our green coffee beans from five suppliers and the remaining 36% from 20 other suppliers. If the five major suppliers cannot meet our coffee orders, we have the option of ordering our coffee from the other suppliers or adding new suppliers. As of October 7, 2001, we had commitments to purchase green coffee beans at a total cost of $12.0 million through December 2002.

   The supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices. The supply and prices of coffee beans can be affected by many factors, including weather, political and economic conditions in producing countries.

   Purchasing Cooperative. Supplies are generally provided to our franchised and company-operated restaurants, bakeries and, to a lesser degree, cafes, pursuant to supply agreements that until recently were negotiated by Popeyes Operators Purchasing Cooperative Association, Inc. and Church's Operators Purchasing Association, Inc., each a not-for-profit corporation. These corporations were created for the purpose of consolidating our purchasing power collectively with our franchisees in order to negotiate more favorable terms. In January 2000, our purchasing cooperatives were combined into one purchasing and logistical service cooperative, Supply Management Services, Inc. Our purchasing cooperative, which is open to all of our franchisees, is not obligated to purchase and cannot require its members to purchase any supplies. Since 1995, our Popeyes and Church's franchise agreements have required that each franchisee join the purchasing cooperative as a member. Substantially all of our domestic franchisees purchase through the cooperative.

   Through our purchasing cooperatives, we and our franchisees have experienced substantial savings as a result of our size and related bargaining power, particularly with respect to food, beverage and paper goods. In the future, we also expect to experience savings in the procurement of additional items such as restaurant supplies, insurance, administrative services and communications equipment.

   Seattle Coffee Cafes. Our company-operated and franchised coffee cafes purchase their coffee exclusively from us, and their non-coffee food and supply items either directly from us or from approved suppliers and distributors.

Intellectual Property and Other Proprietary Rights

   We own a number of trademarks and service marks that have been registered with the U.S. Patent and Trademark Office, including the marks "AFC", "AFC Enterprises", "Popeyes", "Popeyes Chicken & Biscuits", "Church's", "Cinnabon", "World Famous Cinnamon Roll", "Seattle's Best Coffee", "Torrefazione Italia" and each brand's logo, as well as the trademark "Franchisor of Choice". We also have registered trademarks for a number of additional marks, including "Gotta Love It", "Day of Dreams", "Love That Chicken From Popeyes" and "New Age of Opportunity". In addition, we have registered or made application to register one or more of the marks (or, in certain cases, the marks in connection with additional words or graphics) in approximately 150 foreign countries, although there can be no assurance that we can obtain the registration for the marks in every country where registration has been sought. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

   Formula Agreement. We have a perpetual formula licensing agreement with Alvin C. Copeland, the founder of Popeyes, the former owner of the Popeyes and Church's restaurant systems, and the owner of Diversified Food and Seasonings. Under this agreement, we have the worldwide exclusive rights to the Popeyes spicy fried chicken recipe and certain other ingredients produced by Diversified, which are used in Popeyes products. The agreement provides that we pay Mr. Copeland monthly payments of $254,166 until March 2029.

   King Features Agreements. We have several agreements with the King Features Syndicate Division of The Hearst Corporation under which we have the exclusive right to use the image and likeness of the cartoon character "Popeye", and other companion characters such as "Olive Oyl", in connection with Popeyes restaurants worldwide. Under these agreements, we are obligated to pay to King Features a royalty of 0.1% on the first $1.0 billion of Popeyes annual system-wide sales and 0.05% on the next $2.0 billion of annual sales. The total annual royalties payable under these agreements are capped at $2.0 million per year. The King Features agreements automatically renew annually, unless we are in default or we elect not to renew.

Competition

   The foodservice industry, and particularly the QSR industry, is intensely competitive with respect to price, quality, name recognition, service and location. We compete against other QSRs, including chicken, hamburger, pizza, Mexican and sandwich restaurants, other purveyors of carryout food and convenience dining establishments, including national restaurant chains. Many of our competitors possess substantially greater financial, marketing, personnel and other resources than we do. In particular, KFC, our primary competitor in the chicken segment of the QSR industry, has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete.

   Our Cinnabon bakeries compete directly with national chains located in malls and transportation centers such as Auntie Anne's, The Great American Cookie Company, T.J. Cinnabon's and Mrs. Fields, as well as numerous regional and local companies. Our Cinnabon bakeries also compete indirectly with other QSRs, traditional bakeries, donut shops, ice cream and frozen yogurt shops and pretzel and cookie companies.

   Our Seattle Coffee brands compete directly with specialty coffees sold at retail through supermarkets, specialty retailers, and a growing number of specialty coffee cafes. Seattle Coffee also competes directly with all restaurant and beverage outlets that serve coffee, including Starbucks, and a growing number of espresso kiosks, carts and coffee cafes. Starbucks has far more units, greater brand recognition and greater financial resources than we do, all of which may affect our ability to compete with Starbucks. Our Seattle Coffee brands compete indirectly with all other coffees on the market, including those marketed and sold by companies such as Kraft Foods, Procter & Gamble and Nestle.

International Operations

   As of October 7, 2001, we franchised 693 restaurants, bakeries and cafes in Puerto Rico and 30 foreign countries, and plan to expand our foreign franchising program significantly in the future. We currently operate three coffee cafes in Canada. We do not currently operate any other units outside of the U.S. Foreign franchise royalties and other fees that are based, in part, on sales generated by our foreign franchised restaurants, bakeries and cafes, including a significant number of franchised restaurants in Asia, make up part of our revenues. Currently, we have limited exposure to changes in international economic conditions and currency fluctuations. We have not historically maintained any hedges against foreign currency fluctuations, although since the beginning of 1999, we have entered into foreign currency hedging agreements with respect to the Korean Won. Our losses during the past three years related to foreign currency fluctuations have not been material to our results of operations. For 1998, 1999, 2000 and the forty weeks ended October 7, 2001, royalties and other revenues from foreign franchisees represented 2.0%, 1.7%, 2.2% and 2.5%, respectively, of our total revenues.

Insurance

   We carry property, general liability, business interruption, crime, directors and officers, employees practices liability, environmental and workers' compensation insurance policies, which we believe are customary for businesses of our size and type. Pursuant to the terms of their franchise agreements, our franchisees are also required to maintain certain minimum standards of insurance with insurance companies that are satisfactory to us, including commercial general liability insurance, workers' compensation insurance, all risk property and casualty insurance and automobile insurance.

Government Regulation

   We are subject to various federal, state and local laws affecting our business, including various health, sanitation, fire and safety standards. Newly constructed or remodeled restaurants, bakeries and cafes are subject to state and local building code and zoning requirements. In connection with the re-imaging and alteration of our restaurants, bakeries and cafes, we may be required to expend funds to meet certain federal, state and local regulations, including regulations requiring that remodeled or altered restaurants, bakeries and cafes be accessible to persons with disabilities. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of new units in particular areas.

   We are also subject to the Fair Labor Standards Act and various other laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of our foodservice personnel are paid at rates related to the federal minimum wage, and increases in the minimum wage have increased our labor costs.

   Many states and the Federal Trade Commission, as well as certain foreign countries, require franchisors to transmit specified disclosure statements to potential franchisees before granting a franchise. Additionally, some states and certain foreign countries require us to register our franchise offering documents before we may offer a franchise. We believe that our uniform franchise offering circulars, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises. We also believe that our international disclosure statements, franchise offering documents and franchising procedures comply with the laws of the foreign countries in which we have offered franchises.

Environmental Matters

   We are subject to various federal, state and local laws regulating the discharge of pollutants into the environment. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations, as well as other applicable laws and regulations governing our operations. However, approximately 140 of our owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. It is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination, as well as any other environmental conditions at our properties that are unrelated to underground storage tanks. As a result, after an analysis of our property portfolio and an initial assessment of our properties, including testing of soil and groundwater at a representative sample of our facilities, we have obtained insurance coverage that we believe will be adequate to cover any potential environmental remediation liabilities. We are currently not subject to any administrative or court order requiring remediation at any of our properties.

Employees

   As of October 7, 2001, we had 11,236 hourly employees working in our restaurant, bakery and cafe operations. Additionally, we had 1,442 salaried employees involved in the management of individual restaurants, bakeries and cafes, and 131 multi-unit managers and field management employees. We had 716 employees responsible for corporate administration, franchise administration and business development, and 80 employees responsible for coffee roasting and distribution. None of our employees is covered by a collective bargaining agreement. We believe that the dedication of our employees is critical to our success, and that our relationship with our employees is good.

Facilities

   We either own, lease, license or sublease the land and buildings for our company-operated restaurants, bakeries and cafes. In addition, we own, lease, license or sublease land and buildings, which we lease or sublease to our franchisees and third parties. While we expect to continue to lease many of our sites in the future, we also may purchase the land or buildings for restaurants, bakeries and cafes to the extent acceptable terms are available.

   We typically lease our restaurants under "triple net" leases that require us to pay minimum rent, real estate taxes, maintenance costs and insurance premiums and, in some cases, percentage rent based on sales in excess of specified amounts. Bakeries and cafes are typically leased under standard retail lease terms for malls, community shopping centers and office buildings. Generally, our leases have initial terms ranging from five to 20 years, with options to renew for one or more additional periods, although the terms of our leases generally vary depending on the facility. Our typical leases or subleases to Popeyes or Church's franchisees are triple net to the franchisee, provide for minimum rent, based upon prevailing market rental rates, as well as percentage rent based on sales in excess of specified amounts, and have a term that usually coincides with the term of the franchise agreement for the location, often 20 years with renewal options. These leases are typically cross-defaulted with the corresponding franchise agreement for that site.

   The following table sets forth the locations by state of our domestic company-operated restaurants, bakeries and cafes as of October 7, 2001:

                                                      Land and  Land and/
                                                      Building or Building
                                                       Owned     Leased    Total
                                                      -------- ----------- -----
Texas................................................   157         93      250
Georgia..............................................    31         51       82
Louisiana............................................    22         57       79
California...........................................   --          51       51
Washington...........................................   --          44       44
Florida..............................................    14         13       27
Arizona..............................................    19          6       25
Illinois.............................................     1         24       25
Alabama..............................................    23          1       24
Tennessee............................................    13          5       18
Ohio.................................................   --          13       13
Oklahoma.............................................    11        --        11
Mississippi..........................................    10          1       11
North Carolina.......................................   --          10       10
Massachusetts........................................   --           9        9
Pennsylvania.........................................   --           9        9
Oregon...............................................   --           8        8
Colorado.............................................   --           7        7
Indiana..............................................   --           7        7
New Mexico...........................................     5          2        7
Arkansas.............................................     5          1        6
Missouri.............................................     6        --         6
Nevada...............................................     2          3        5
Maryland.............................................   --           5        5
New Jersey...........................................   --           5        5
Wisconsin............................................   --           5        5
Virginia.............................................   --           4        4
South Carolina.......................................   --           3        3
Kansas...............................................     2          1        3
Iowa.................................................   --           2        2
District of Columbia.................................   --           2        2
Connecticut..........................................   --           1        1
Delaware.............................................   --           1        1
Kentucky.............................................   --           1        1
Montana..............................................   --           1        1
New Hampshire........................................   --           1        1
New York.............................................   --           1        1
                                                        ---        ---      ---
  Total..............................................   321        448      769
                                                        ===        ===      ===

   Our headquarters is located in approximately 75,000 square feet of leased office space in Atlanta, Georgia. This lease is subject to extensions through 2013. We lease approximately 30,000 square feet in another facility located in Atlanta, Georgia that is the headquarters for our Popeyes brand. This lease is subject to extensions through 2015. We also lease approximately 25,000 square feet of office space in a third facility located in Atlanta, Georgia that is the headquarters for our Church's brand. This lease is subject to extensions through 2016. Cinnabon is currently located in our Atlanta headquarters location. Seattle Coffee leases approximately 27,000 square feet of office space in Seattle, Washington that is subject to extension through 2014 and has three distribution facilities that service our coffee wholesale operations. One distribution center is located in the Seattle, Washington area and the other two facilities are located in Chicago, Illinois and Portland, Oregon. Seattle Coffee is currently attempting to sublease its prior headquarters, 19,000 square feet of office space in Seattle, Washington subject to a lease that expires in 2005. We lease approximately 30,000 square feet for our roasting facility on Vashon Island, near Seattle, Washington. This lease is subject to extensions through 2018. Our accounting and computer facilities are located in San Antonio, Texas and are housed in three buildings that are located on approximately 16 acres of land that we own. We believe that our existing headquarters and other leased and owned facilities provide sufficient space to support our corporate and coffee wholesale operational needs.


Legal Proceedings

   We are a defendant in various legal proceedings arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment-related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these legal proceedings has had a material effect on us and, as of the date of this prospectus, we are not a party to any legal proceeding that we believe to be material.

                                   MANAGEMENT

Executive Officers and Directors

   The following table provides information about our executive officers and directors as of November 4, 2001:

Name                                Age Position(s)
----                                --- -----------
Frank J. Belatti(1)(4).............  53 Chairman of the Board and Chief
                                        Executive  Officer
Dick R. Holbrook(4)................  48 President, Chief Operating Officer and
                                        Director
Gerald J. Wilkins..................  43 Executive Vice President, Chief
                                        Financial Officer  and Director
Samuel N. Frankel..................  63 Executive Vice President
Allan J. Tanenbaum.................  55 Senior Vice President--Legal Affairs,
                                        General  Counsel and Secretary
Jon Luther.........................  58 President of Popeyes Chicken & Biscuits
Hala Moddelmog.....................  44 President of Church's Chicken
Gregg A. Kaplan....................  44 President of Cinnabon
Steven Schickler...................  49 President of Seattle Coffee
Victor Arias, Jr.(2)...............  45 Director
Carolyn Hogan Byrd(3)..............  52 Director
Matt L. Figel(3)...................  41 Director
R. William Ide, III(4).............  61 Director
Kelvin J. Pennington(2)(3).........  43 Director
John M. Roth(1)(2).................  43 Director
Ronald P. Spogli(1)................  53 Director
Peter Starrett.....................  54 Director

---------------------
(1) Member of Executive Committee.
(2) Member of People Services (Compensation) Committee.
(3) Member of Audit Committee.
(4)  Member of Strategic Development Committee.

   Frank J. Belatti has served as Chairman of the Board and Chief Executive Officer since we commenced operations in November 1992, following the reorganization of our predecessor. From 1990 to 1992, Mr. Belatti was employed as President and Chief Operating Officer of HFS, the franchisor of hotels for Ramada and Howard Johnson. From 1989 to 1990, Mr. Belatti was President and Chief Operating Officer of Arby's, Inc., and from 1985 to 1989 he served as the Executive Vice President of Marketing at Arby's. From 1986 to 1990, Mr. Belatti also served as President of Arby's Franchise Association Service Corporation, which created and developed the marketing programs and new product development for the Arby's system. Mr. Belatti received the 1999 Entrepreneur Award from the International Franchise Association. Mr. Belatti serves as a member of the board of directors of RadioShack Corporation and Galyan's Trading Company, Inc.

   Dick R. Holbrook has served as President and Chief Operating Officer since August 1995. From November 1992 to July 1995, Mr. Holbrook served as Executive Vice President and Chief Operating Officer. He has been a director since April 1996. From 1991 to 1992, Mr. Holbrook served as Executive Vice President of Franchise Operations for HFS. From 1972 to 1991, Mr. Holbrook served in various management positions with Arby's, most recently as Senior Vice President of Franchise Operations.

   Gerald J. Wilkins has served as Chief Financial Officer since December 1995 and as an Executive Vice President since December 2000. He has been a director since May 2001. From 1993 to December 1995, Mr. Wilkins served as Vice President of International Business Planning at KFC International, Inc. Mr. Wilkins also served in senior management positions with General Electric Corporation from 1985 to 1993, including Assistant Treasurer of GE Capital Corporation from 1989 to 1992. Mr. Wilkins serves on the board of directors of Zoo Atlanta and the board of trustees for The Lovett School.

   Samuel N. Frankel has served as an Executive Vice President since January 1996. Mr. Frankel served as Secretary, General Counsel and a director from 1992 until February 2001. Prior to January 1996, Mr. Frankel spent 25 years with Frankel, Hardwick, Tanenbaum & Fink, P.C., an Atlanta, Georgia law firm which specialized in commercial transactions and business law, including franchising, licensing and distributorship relationships.

   Allan J. Tanenbaum has served as Senior Vice President--Legal Affairs, General Counsel and Secretary since February 2001. From June 1996 to February 2001, Mr. Tanenbaum was a shareholder in Cohen Pollock Merlin Axelrod & Tanenbaum, P.C., an Atlanta, Georgia law firm, and prior to June 1996, for 25 years, a shareholder in Frankel, Hardwick, Tanenbaum & Fink, P.C.

   Jon Luther has served as President of Popeyes Chicken & Biscuits since March 1997. From February 1992 to March 1997, Mr. Luther was President of CA One Services, Inc., a subsidiary of Delaware North Companies, Inc., a foodservice company.

   Hala Moddelmog has served as President of Church's Chicken since August 1995. From May 1993 to July 1995, Ms. Moddelmog was Vice President of Marketing and then Senior Vice President and General Manager for Church's. From 1990 to 1993, Ms. Moddelmog was Vice President of Product Marketing and Strategic Planning at Arby's Franchise Association Service Corporation.

   Gregg A. Kaplan has served as President of Cinnabon since October 1998. From March 1998 to September 1998, he served as President of our Bakery Cafe Group, and from June 1996 to March 1998, served as Vice President of Strategic Development. From December 1990 to January 1996, Mr. Kaplan served in various positions at Shoney's, Inc., a restaurant operations company, most recently as Senior Vice President of Marketing.

   Steven Schickler has served as President of Seattle Coffee since November 2000. From December 1998 to October 2000, Mr. Schickler served as the President and Chief Executive Officer of Frozfruit Company, Inc., a frozen novelty marketer and manufacturer. From June 1994 to December 1998, Mr. Schickler served as Chairman of the Board and Chief Executive Officer of Guernsey Bel, a food ingredients manufacturer. From June 1985 to July 1994, Mr. Schickler served in a variety of executive positions with Dreyer's Grand Ice Cream.

   Victor Arias, Jr. has served as a director since May 2001. Since 1996, Mr. Arias has served as Executive Vice President & Regional Managing Director of DHR International, an executive search firm. From 1993 to 1996, Mr. Arias was Executive Vice President and National Marketing Director of Faison-Stone, a real estate development company. From 1984 to 1993, Mr. Arias was Vice President of La Salle Partners, a corporate real estate services company. He currently serves on the board of trustees of Stanford University.

   Carolyn Hogan Byrd has served as a director since May 2001. Ms. Byrd founded GlobalTech Financial, LLC, a financial services and consulting company headquartered in Atlanta, Georgia, in May 2000 and currently serves as chairman and chief executive officer. From November 1997 to October 2000, Ms. Byrd served as president of The Coca-Cola Financial Corporation. From 1977 to 1997, Ms. Byrd served in a variety of domestic and international positions with The Coca-Cola Company. Ms. Byrd currently serves on the board of directors of Rare Hospitality International, Inc., The St. Paul Companies, Inc. and Circuit City Stores, Inc., and the Federal Reserve Bank of Atlanta Advisory Board.

   Matt L. Figel has served as a director since April 1996. Mr. Figel founded Doramar Capital, a private investment firm, in January 1997. From October 1986 to December 1996, Mr. Figel was employed by Freeman Spogli & Co.

   R. William Ide, III has served as a director since August 2001. Mr. Ide presently provides legal services and business consulting through the Offices of R. William Ide. From 1996 to 2001, Mr. Ide served as Senior Vice President, Secretary and General Counsel of Monsanto Corporation. From 1993 to 1996, Mr. Ide was a partner with Long, Aldridge & Norman, an Atlanta, Georgia law firm. Mr. Ide served as Counselor to United States Olympic Committee 1997-2001, president of the American Bar Association from 1993 to 1994 and currently serves on the board of directors of the American Arbitration Association.

   Kelvin J. Pennington has served as a director since May 1996. Since 1992, Mr. Pennington has served as a general partner of PENMAN Asset Management, L.P., the general partner of PENMAN Private Equity and Mezzanine Fund, L.P.

   John M. Roth has served as a director since April 1996. Mr. Roth joined Freeman Spogli & Co. in March 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth also serves as a member of the boards of directors of Advance Stores Company, Incorporated and Galyan's Trading Company, Inc.

   Ronald P. Spogli has served as a director since April 1996. Mr. Spogli is a founding principal of Freeman Spogli & Co., which he founded in 1983. Mr. Spogli also serves as a member of the board of directors of Hudson Respiratory Care, Inc., Century Maintenance Supply, Inc., Advance Stores Company, Incorporated and Galyan's Trading Company, Inc.

   Peter Starrett has served as a director since September 1998. In August 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, he held senior executive positions at both Federated Department Stores and May Department Stores. Mr. Starrett also serves on the boards of directors of Guitar Center, Inc., The Pantry, Inc. and Galyan's Trading Company, Inc.

   Our board of directors currently consists of 11 members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected.

   Officers are elected at the first board of directors' meeting following the shareholders' meeting at which the directors are elected, and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Board Committees

   We currently have an Executive Committee, an Audit Committee, a People Services (Compensation) Committee and a Strategic Development Committee.

 Executive Committee

   Messrs. Belatti, Roth and Spogli currently serve as members of the Executive Committee of our board of directors, which is empowered to act on behalf of the board of directors.

 Audit Committee

   Ms. Byrd, the chairperson, and Messrs. Pennington and Figel currently serve as members of the Audit Committee. The Audit Committee is responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing internal audit procedures and controls.

 People Services (Compensation) Committee

   Mr. Arias, the chairman, and Messrs. Roth and Pennington currently serve as members of the People Services (Compensation) Committee. Each member of the People Services (Compensation) Committee is a non-employee director. The People Services (Compensation) Committee is responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans, and other forms of compensation.

 Strategic Development Committee

   Mr. Ide, the chairman, and Messrs. Belatti and Holbrook currently serve as members of the Strategic Development Committee. The Strategic Development Committee is responsible for recommendations to the board of directors with respect to our strategic plans, including potential mergers and acquisitions, as well as financing alternatives.

Compensation Committee Interlocks and Insider Participation

   Messrs. Arias, Roth and Pennington comprised the members of our People Services (Compensation) Committee since its formation in August 2001. No member of the People Services (Compensation) Committee was an officer or employee of AFC or any of its subsidiaries during 2001 or any prior year. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any member of our People Services (Compensation) Committee is an executive officer.

   Prior to August 2001, our executive committee performed the functions currently performed by our compensation committee. None of our executive officers that were members of our board of directors participated in the approval of matters relating to their compensation. Prior to August 2001, none of our executive officers served on the compensation committee or board of directors of any other company of which any member of our executive committee was an executive officer.

Director Compensation

   Ms. Byrd, Mr. Arias and Mr. Ide, who have been appointed to the board since our initial public offering, receive a $15,000 annual retainer, $2,500 per board meeting and $1,000 per committee meeting, if a committee meeting is held on any day other than a day on which a board meeting is held. Each of these directors received an initial grant of 5,000 options upon appointment to the board that vest over three years, conditioned upon continued service as a board member, and will receive an annual grant of 5,000 options subject to the same terms. All of our directors are reimbursed for reasonable expenses incurred in attending board meetings.

Employment Agreements

   Frank J. Belatti. On August 31, 2001, we entered into an amended employment agreement with Mr. Belatti that provides for a current annual base salary of $575,000, effective as of January 1, 2001, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends December 31, 2004, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Belatti, unless we or Mr. Belatti provide written notice of non-extension to the other at least one year prior to the end of that year of employment. If Mr. Belatti's employment is terminated without cause or upon expiration of the term, Mr. Belatti is entitled to receive, or if we give him written notice that we will not extend his employment, Mr. Belatti may elect to receive in lieu of continued employment, among other things, an amount equal to two times his annual base salary plus two times the target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Belatti's responsibilities, title or duties, Mr. Belatti may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Dick R. Holbrook. On August 31, 2001, we entered into an amended employment agreement with Mr. Holbrook that provides for a current annual base salary of $425,000, effective as of January 1, 2001, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 31, 2004, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Holbrook, unless we or Mr. Holbrook provide written notice of non-extension to the other at least one year prior to the end of that year of employment. If Mr. Holbrook's employment is terminated without cause or upon expiration of the term, Mr. Holbrook is entitled to receive, or if we give him written notice that we will not extend his employment, Mr. Holbrook may elect to receive in lieu of continued employment, among other things, an amount equal to two times his annual base salary plus two times his target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Holbrook's responsibilities, title or duties, Mr. Holbrook may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Gerald J. Wilkins. On August 31, 2001, we entered into an amended employment agreement with Mr. Wilkins that provides for a current annual base salary of $350,000, effective as of January 1, 2001, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 31, 2002, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Wilkins, unless we or Mr. Wilkins provide written notice of non-extension to the other at least 30 days prior to the end of that year of employment. If Mr. Wilkins' employment is terminated without cause or upon expiration of the term, Mr. Wilkins is entitled to receive an amount equal to his annual base salary plus the amount of his target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Wilkins' responsibilities or duties, Mr. Wilkins may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Samuel N. Frankel. As of December 4, 1995, we entered into an employment agreement with Mr. Frankel that, as amended as of January 1, 2001, provides for a current annual base salary of $330,000, an incentive bonus for fiscal year 2001 that will be determined by our Chief Executive Officer, fringe benefits and participation in our benefit plans. The term of the agreement ends on January 1, 2002. Upon the termination of Mr. Frankel's employment for any reason, all of Mr. Frankel's unvested options will become immediately exercisable, and we will engage Mr. Frankel as a consultant for a period of ten years, unless he is terminated for cause, in return for, among other things, an annual consulting fee of $350,000 per year and participation in our benefit plans. In the event of Mr. Frankel's death prior to or during the ten year term of the consulting period, we will continue to pay to his designated beneficiary the amounts that otherwise would have been payable during the remainder of the consulting period. Furthermore, in the event that Frank Belatti is no longer our Chief Executive Officer, we will pay to Mr. Frankel or his designated beneficiary in a single payment, the sum of the remaining consulting fees and other benefits, discounted to present value. Upon such event, our consulting arrangement with Mr. Frankel would terminate.

   Jon Luther. On August 31, 2001, we entered into an amended employment agreement with Mr. Luther that provides for a current annual base salary of $340,000, effective as of January 1, 2001, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 31, 2002, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Luther, unless we or Mr. Luther provide written notice of non-extension to the other at least 30 days prior to the end of that year of employment. If Mr. Luther's employment is terminated without cause or upon expiration of the term, Mr. Luther is entitled to receive an amount equal to his annual base salary plus the amount of his target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction in Mr. Luther's responsibilities or duties, Mr. Luther may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Hala Moddelmog. On August 31, 2001, we entered into an amended employment agreement with Ms. Moddelmog that provides for a current annual base salary of $340,000, effective as of January 1, 2001, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 31, 2002, but automatically extends for an additional year following the end of each year of employment, without further action by us or Ms. Moddelmog, unless we or Ms. Moddelmog provide written notice of non-extension to the other at least 30 days prior to the end of that year of employment. If Ms. Moddelmog's employment is terminated without cause or upon expiration of the term, Ms. Moddelmog is entitled to receive an amount equal to her annual base salary plus the amount of her target incentive bonus for the fiscal year in which the termination occurs. In addition, all of her unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction in Ms. Moddelmog's responsibilities or duties, Ms. Moddelmog may terminate her employment and receive the same severance she would have received upon a termination without cause.

Executive Compensation

   The following table sets forth the compensation received for services rendered to us by our Chief Executive Officer and the other five most highly compensated executive officers whose salary and bonus exceeded $100,000 for 1998, 1999 and 2000. We refer to these individuals as our named executive officers.

                           Summary Compensation Table

                                        Annual Compensation
                                       ----------------------     All Other
Name and Principal Position            Year  Salary  Bonus(1) Compensation(2)(3)
---------------------------            ---- -------- -------- ------------------
Frank J. Belatti...................... 2000 $529,328 $432,500      $18,360
 Chairman of the Board and Chief
  Executive Officer                    1999  500,000  500,000       18,360
                                       1998  495,386      --        19,560
Dick R. Holbrook...................... 2000  376,422  245,000        6,935
 President and Chief Operating Officer 1999  350,000  240,000        8,435
                                       1998  345,385      --        17,935
Gerald J. Wilkins..................... 2000  325,481  200,000        5,510
 Executive Vice President and Chief
  Financial Officer                    1999  293,077  169,500        6,723
                                       1998  259,616      --         4,537
Samuel N. Frankel..................... 2000  332,885  179,300       14,495
 Executive Vice President, Secretary
  and General                          1999  315,000  211,500       32,745
 Counsel(4)                            1998  311,538      --        50,995
Jon Luther............................ 2000  319,962  175,000       14,544
 President of Popeyes Chicken &
  Biscuits                             1999  293,654   82,000       14,544
                                       1998  266,154      --        14,544
Hala Moddelmog........................ 2000  324,692  100,000        3,010
 President of Church's Chicken         1999  293,654  120,000        3,937
                                       1998  266,154      --         2,935

---------------------
(1) The bonus amounts shown for 2000 and 1999 for all named executive officers other than Messrs. Wilkins and Luther and Ms. Moddelmog reflect annual payments that were based solely on our performance during 2000 and 1999, as determined using performance objectives established for 2000 and 1999. The amounts shown for Messrs. Wilkins and Luther and Ms. Moddelmog were largely based on the performance objectives established for 2000 and 1999.
(2) Includes life insurance premiums that we paid for split dollar life insurance policies for Mr. Belatti in the amounts of $18,360 in 2000, 1999 and 1998, for Mr. Holbrook in the amount of $6,935 in 2000 and 1999 and $16,735 in 1998, for Mr. Wilkins in the amounts of $3,816 in 2000, 1999 and 1998, for Mr. Frankel in the amounts of $14,495 in 2000, $32,745 in 1999 and $50,995 in 1998, for Mr. Luther in the amounts of $14,544 in 2000, 1999 and 1998, and for Ms. Moddelmog in the amounts of $1,735 in 2000, 1999 and 1998. Also includes amounts that we credited to accounts under our Deferred Compensation Plan for Mr. Belatti in the amount of $1,200 in 1998, for Mr. Holbrook in the amounts of $1,500 in 1999 and $1,200 in 1998, and for Mr. Wilkins in the amounts of $1,694 in 2000, $2,907 in 1999 and $721 in 1998. Also includes matching contributions that we made pursuant to our 401(k) Savings Plan for Ms. Moddelmog in the amounts of $1,275 in 2000, $2,202 in 1999 and $1,200 in 1998.
(3) Does not include options to purchase 33,333, 26,666, 20,000, 20,000, 13,333 and 16,666 shares of common stock at a purchase price of $13.125 per share that we granted to Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther and Ms. Moddelmog on May 11, 2000, or options to purchase 60,000, 46,666, 40,531, 16,666, 33,333 and 30,000 shares of common stock at a purchase price of $15.00 per share that we granted to Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther and Ms. Moddelmog on January 1, 2001.
(4) Mr. Frankel retired as our Secretary and General Counsel in February 2001. He continues to serve as an Executive Vice President.

Option Grants in Last Fiscal Year

   The following table provides summary information regarding stock options granted during the year ended December 31, 2000 to each of our named executive officers. The potential realizable value is calculated assuming that the fair market value of our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate of the future prices or market value of our common stock.

                     Option Grants in the Last Fiscal Year

                                                                               Potential Realizable
                                                                                 Value at Assumed
                           Number of    Percent of                             Annual Rates of Price
                          Securities   Total Options                             Appreciation for
                          Underlying    Granted to                                  Option Term
                            Options    Employees in  Exercise Price Expiration ----------------------
Name                     Granted(1)(2)  Fiscal Year    per Share       Date        5%        10%
----                     ------------- ------------- -------------- ---------- ---------- -----------
Frank J. Belatti........    33,333         7.32%        $13.125      1/01/07   $  178,105 $  415,060
Dick R. Holbrook........    26,666         5.86          13.125      1/01/07      142,482    332,043
Gerald J. Wilkins.......    20,000         4.39          13.125      1/01/07      106,864    249,038
Samuel N. Frankel.......    20,000         4.39          13.125      1/01/07      106,864    249,038
Jon Luther..............    13,333         2.93          13.125      1/01/07       48,348    106,837
Hala Moddelmog..........    16,666         3.66          13.125      1/01/07       89,050    207,534

---------------------
(1) Option grants were made under the 1996 Nonqualified Stock Option Plan and are exercisable in four equal annual increments beginning on January 1, 2000.
(2) Does not include options to purchase 60,000, 46,666, 40,531, 16,666, 33,333 and 30,000 shares of common stock at a purchase price of $15.00 per share that were granted to Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther and Ms. Moddelmog on January 1, 2001.

Fiscal Year-End Option Values

   The following table provides summary information as of December 31, 2000 concerning the shares of common stock represented by outstanding stock options held by each of our named executive officers. No options were exercised by these officers during the year ended December 31, 2000. The values of unexercised options at fiscal year end is based upon $15.00 per share, the assumed fair market value of our common stock at December 31, 2000 as determined by the board of directors, less the exercise price per share.

                        Aggregated Year-End Option Table

                               Number of Securities
                                    Underlying           Value of Unexercised
                              Unexercised Options at    In-the-Money Options at
                               December 31, 2000(1)        December 31, 2000
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Frank J. Belatti............  1,219,777     59,288     $12,655,099   $174,860
Dick R. Holbrook............    505,598     43,326       4,680,205    177,330
Gerald J. Wilkins...........    130,673     36,297       1,389,642     99,827
Samuel N. Frankel...........    347,192     32,495       3,447,913     90,142
Jon Luther..................     67,165     42,832         469,288    180,963
Hala Moddelmog..............    115,672     34,629       1,228,793     99,821

---------------------
(1) Does not include options to purchase 60,000, 46,666, 40,531, 16,666, 33,333 and 30,000 shares of common stock at a purchase price of $15.00 per share that were granted to Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther and Ms. Moddelmog on January 1, 2001.

Option Plans

 1992 Stock Option Plan

   In 1992, we approved our 1992 Stock Option Plan, which provides for the grant of nonqualified options to purchase shares of common stock to our executive officers. The plan authorizes the issuance of options to purchase up to 1,205,909 shares of common stock. All options granted under the plan expire 15 years after their date of grant, unless earlier terminated. As of November 4, 2001, options to purchase 980,708 shares of common stock were outstanding under the plan, all of which were exercisable, and options to purchase
18,771 shares of common stock were available for future grant.

 1996 Nonqualified Performance Stock Option Plan--Executive

   In 1996, we approved our 1996 Nonqualified Performance Stock Option Plan-- Executive, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. Under the plan, we have granted options to purchase shares of common stock to certain executive officers. The plan authorizes the issuance of options to purchase up to 1,004,992 shares of common stock. Most of the options granted under the plan become exercisable based on our attainment of certain operating performance criteria, as established by the board of directors. All options expire ten years after their date of grant, unless earlier terminated. As of November 4, 2001, options to purchase 1,004,990 shares of common stock were outstanding under the plan, all of which were exercisable, and none were available for future grant.

 1996 Nonqualified Performance Stock Option Plan--General

   In 1996, we approved our 1996 Nonqualified Performance Stock Option Plan-- General, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. The plan authorizes the issuance of options to purchase up to 631,743 shares of common stock. Most options granted under the plan become exercisable based on our attainment of certain operating performance criteria, as established by the board of directors. All options expire ten years after their date of grant, unless earlier terminated. As of November 4, 2001, options to purchase 284,773 shares of common stock were outstanding under the plan, of which options to purchase 272,773 were exercisable, and none were available for future grant.

 1996 Nonqualified Stock Option Plan

   In 1996, we approved our 1996 Nonqualified Stock Option Plan, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. The plan authorizes the issuance of options to purchase up to 4,086,376 shares of common stock. As of November 4, 2001, options to purchase 1,818,823 shares of common stock were outstanding under the plan, of which options to purchase 567,268 shares were exercisable, and options to purchase 2,059,683 shares were available for future grant.

 Substitute Nonqualified Stock Option Plan

   In March 1998, in connection with our acquisition of Seattle Coffee, we approved our Substitute Nonqualified Stock Option Plan. The plan authorizes the issuance of options to purchase up to 339,480 shares of our common stock in substitution for options previously held by former Seattle Coffee option holders. As of November 4, 2001, options to purchase 6,266 shares of our common stock were outstanding under the plan, all of which were exercisable, and options to purchase 13,806 shares of common stock were available for future grant.

Stock Bonus Plans

   In 1996, we approved our 1996 Employee Stock Bonus Plan--Executive and our 1996 Employee Stock Bonus Plan--General, which provide for the award of restricted shares of common stock to officers, key employees and certain consultants. The executive bonus plan authorizes the award of up to 1,766,646 shares of common stock. The general bonus plan authorizes the award of up to 243,202 shares of common stock. No shares of common stock are available for future grant under either of these plans.

Other Employee Benefit Plans

 1994 Supplemental Benefit Plans

   In 1994, our board of directors approved our 1994 Supplemental Benefit Plans, which provide unfunded disability and death benefits, and in some cases retirement benefits, for selected officers. Death benefits under the plans may equal up to five times the officer's base compensation at the time of employment. We have the discretion to increase an employee's death benefits. Death benefits are funded by split dollar life insurance arrangements. We also provide participants with disability benefits that are supplemental to those provided under our basic health care benefit program. Annual retirement benefits are generally equal to 30% of the participant's average base compensation for the five years preceding retirement, and are payable in 120 equal monthly installments following the participant's retirement date. The accumulated benefit obligation relating to these plans was approximately $2.0 million on November 4, 2001. Additionally, we provide post-retirement medical benefits, including dental coverage, for retirees covered under the plans and their spouses. These medical benefits begin on the date of retirement and end after the earlier of 120 months or upon the death of the retiree and their spouse.

 Long-Term Employee Success Plan

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $46.50 for a period of 20 consecutive trading days or our earnings per share for any of the fiscal years 2001, 2002 or 2003 is at least $3.375, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. Employee payouts range from 10% to 110% of the individual employee's base salary at the time either of the standards is met. The percentage is based upon the individual employee's original date of hire, and can amount to as much as 110% for an employee whose date of hire was prior to January 1, 1998.

   The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash. Our board of directors, in its sole discretion, has the right to adjust these financial performance standards if there has been an event or series of events that was unanticipated when the plan became effective in 1999, would have a material effect on our financial performance and would distort the effectiveness of the initial financial performance standards such that the standards should be revised. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of up to approximately $75 million. However, assuming that our historical employee turnover and retention rates continue, and that either of the financial performance standards was achieved as of December 28, 2003, we estimate that we would only be obligated to pay bonuses with an aggregate value of up to approximately $46 million.

 Deferred Compensation Plan

   Effective March 1998, our board of directors adopted our Deferred Compensation Plan. Under this plan, our senior executives and other highly compensated employees currently may elect to defer the receipt and taxation of between 1% and 50% of their annual base salary and up to 100% of their bonus. We place a participant's deferred compensation in a deferral account, and also may credit participants' accounts in amounts that we determine at our sole discretion. The administrative committee for the plan selects investment funds for purposes of determining the rate of return on amounts deferred under the plan. Participants select from these investment funds for purposes of determining the rate of return on their deferral accounts. All amounts deferred under the plan are invested in variable life insurance policies. Participants are at all times fully vested in any amount they defer, and become vested in any amounts that we credit to their deferral account equally over five years.

Indemnification of Directors and Executive Officers and Limitation of Liability

   As allowed by the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation that provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

   We have entered into indemnification agreements with each of our current directors to give such directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the full extent permitted under Minnesota law, and provide for the advancement of expenses incurred by a director in connection with the investigation, defense, settlement or appeal of any action or investigation. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.

   There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information known to us regarding the beneficial ownership of our common stock as of November 4, 2001, and as adjusted to reflect the sale of the common stock offered in this offering by:

  . each shareholder known by us to own beneficially more than 5% of our common stock;

  .  each shareholder selling shares of our common stock in this offering;

  .  each of our directors;

  . our Chief Executive Officer and each of our five other most highly compensated executive officers whose salary and bonuses exceeded $100,000 for the year ended December 31, 2000; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after November 4, 2001 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is: c/o AFC Enterprises, Inc., Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328-5352.

   The percentages of common stock beneficially owned are based on 30,367,221 shares of common stock outstanding as of November 4, 2001.


                                                 Shares to
                           Shares Beneficially    be Sold    Shares Beneficially
                                  Owned           in the            Owned
                             Before Offering    Offering(1)   After Offering(1)
                          --------------------- ----------- ---------------------
Name                        Number   Percentage   Number      Number   Percentage
----                      ---------- ---------- ----------- ---------- ----------
5% Shareholders:
Freeman Spogli &
 Co.(2).................  14,141,615    46.6%    5,760,000   8,381,615    27.6%
PENMAN Private Equity
 and Mezzanine Fund,
 L.P.(3)................   1,574,636     5.2       640,000     934,636     3.1
Directors and Executive
 Officers:
Frank J. Belatti(4).....   2,245,067     7.1       300,000   1,945,067     6.1
Dick R. Holbrook(5).....     954,194     3.1       150,000     804,194     2.6
Gerald J. Wilkins(6)....     225,529       *           --      225,529       *
Samuel N. Frankel(7)....     880,549     2.9       150,000     730,549     2.4
Jon Luther(8)...........      97,364       *           --       97,364       *
Hala Moddelmog(9).......     113,269       *           --      113,269       *
Victor Arias, Jr.(10)...         --       --           --          --      --
Carolyn Hogan Byrd(11)..         --       --           --          --      --
Matt L. Figel(12).......         --       --           --          --      --
R. William Ide,
 III(13)................         --       --           --          --      --
Kelvin J.
 Pennington(3)..........         --       --           --          --      --
John M. Roth(14)........         --       --           --          --      --
Ronald P. Spogli(14)....         --      --            --          --      --
Peter Starrett(15)......      29,334       *           --       29,334       *
All directors and
 executive officers as a
 group
 (17 persons)(16).......  20,354,222   61.7%     7,000,000  13,354,222    40.5%

---------------------
*  Less than 1% of the outstanding shares of common stock.

(1) If the underwriters exercise the over-allotment option with respect to the entire 1,050,000 shares subject to the over-allotment option, Freeman Spogli & Co. will sell an additional 864,000 shares, PENMAN Private Equity and Mezzanine Fund, L.P. will sell an additional 96,000 shares, Frank J. Belatti will sell an additional 45,000 shares, Dick R. Holbrook will sell an additional 22,500 shares and Samuel N. Frankel will sell an additional 22,500 shares. As a result, after the offering, Freeman Spogli & Co. would beneficially own 7,517,615 shares, or 24.8%, PENMAN Private Equity and Mezzanine Fund, L.P. would beneficially own 838,636 shares, or 2.8%, Frank
    J. Belatti would beneficially own 1,900,067 shares, or 6.0%, Dick R. Holbrook would beneficially own 781,694 shares, or 2.5%, and Samuel N. Frankel would beneficially own 708,049 shares, or 2.3%.


(2) Includes: 12,172,989 shares held of record by FS Equity Partners III, L.P., 489,056 shares held of record by FS Equity Partners International, L.P. and 1,479,570 shares held of record by FS Equity Partners IV, L.P. The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV and their directors, officers and beneficial owners is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.


(3) Mr. Pennington, who is a member of the board of directors, is a general partner of PENMAN Asset Management, L.P., the general partner of PENMAN Private Equity and Mezzanine Fund, L.P., and as such may be deemed to be the beneficial owner of the shares held by PENMAN Private Equity and Mezzanine Fund. The business address of PENMAN Private Equity and Mezzanine Fund, PENMAN Asset Management and Mr. Pennington is 30 North LaSalle Street, Suite 1620, Chicago, Illinois 60602.


(4) Includes 1,272,398 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001. Also includes 314,900 shares of common stock held by two grantor retained annuity trusts established by Mr. Belatti.


(5) Includes 543,091 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001. Also includes 61,500 shares of common stock held by a grantor retained annuity trust established by Mr. Holbrook.


(6) Includes 134,769 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001. Also includes 30,000 shares of common stock held by a grantor retained annuity trust established by Mr. Wilkins.


(7) Includes 396,353 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001.


(8) Includes 92,030 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001.


(9) Includes 90,135 shares of common stock issuable with respect to options exercisable within 60 days of November 4, 2001.


(10) Mr. Arias' business address is DHR International, 5215 N. O'Connor Boulevard, Suite 1800, Irving, Texas 75039.


(11) Ms. Byrd's business address is GlobalTech Financial, LLC, 2839 Paces Ferry Road, Suite 810, Atlanta, Georgia 30339.


(12) Mr. Figel's business address is c/o Doramar Capital, 300 South Grand Avenue, Suite 2800, Los Angeles, California 90071.


(13) Mr. Ide's business address is Suite 5300, 303 Peachtree Street NE, Atlanta, Georgia 30308.


(14) Messrs. Roth and Spogli are officers, directors and/or managers of entities which are general or limited partners of FS Equity Partners III, FS Equity Partners International and FS Equity Partners IV and may be deemed to be the beneficial owners of the shares of common stock held by FS Equity Partners III, FS Equity Partners International and FS Equity Partners IV.


(15) Mr. Starrett's business address is c/o Freeman & Spogli & Co. Incorporated, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.


(16) Includes 14,141,615 shares of common stock held by affiliates of Freeman Spogli & Co., 1,574,636 shares of common stock held by PENMAN Private Equity and Mezzanine Fund and 2,606,720 shares of common stock issuable with respect to options granted to executive officers that are exercisable within 60 days of November 4, 2001.

                           RELATED-PARTY TRANSACTIONS

Stock Transactions

   In 1996, we loaned to Messrs. Belatti, Holbrook, Wilkins and Frankel and Ms. Moddelmog approximately $2.0 million, $1.0 million, $22,000, $1.0 million and $52,000 in order to pay personal withholding income tax liabilities incurred as a result of executive compensation awards earned in 1995 and that we paid using shares of our common stock. In 1997, we loaned to Messrs. Belatti, Holbrook and Frankel an additional $94,000, $45,000 and $45,000 related to these tax liabilities. Each person issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at a rate of 6.25% per annum. Principal and interest on each note, other than Mr. Frankel's, is due and payable on December 31, 2003. Mr. Frankel's note is due in five equal annual installments beginning on December 31, 2003 and ending on December 31, 2007. The notes are secured by shares of common stock owned by these individuals. Mr. Wilkins' note is also secured by other collateral. As of October 7, 2001, the outstanding principal balance plus accrued interest due from Messrs. Belatti, Holbrook, Wilkins and Frankel and Ms. Moddelmog under these notes was $2,790,434, $1,381,582, $29,497, $1,381,582 and $69,622.

   In October 1998, we sold 1,863,802 shares of our common stock to a number of existing shareholders and option holders at a purchase price of $11.625 per share. Freeman Spogli & Co. purchased 1,479,570 shares of common stock for a purchase price of $17.2 million. PENMAN Private Equity and Mezzanine Fund purchased 167,742 shares of common stock for a purchase price of approximately $2.0 million. Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther purchased 86,022, 8,603, 10,000, 34,409 and 3,334 shares of common stock for a purchase price of approximately $1.0 million, $100,000, $116,000, $400,000 and $39,000.
Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther borrowed from us $750,000, $75,000, $87,000, $300,000 and $29,000 to finance the purchase of a portion of these shares. Each person issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at a rate of 7.0% per annum. Principal and interest on each note, other than Mr. Frankel's, is due and payable on December 31, 2005. Mr. Frankel's note is due in five equal annual installments beginning on December 31, 2005 and ending on December 31, 2009. The notes are secured by shares of common stock owned by these individuals. Mr. Wilkins' note is also secured by other collateral. As of October 7, 2001, the outstanding principal balance plus accrued interest due from Messrs. Belatti, Holbrook, Wilkins, Frankel and Luther under these notes was $905,491, $90,545, $105,262, $362,190 and $34,706.

   In June 1999, Mr. Wilkins purchased 21,334 shares of common stock from one of our former employees. We loaned Mr. Wilkins approximately $181,000 to purchase a portion of these shares. Mr. Wilkins issued to us a full recourse promissory note for the amount borrowed. The note bears simple interest at a rate of 7.0% per annum, and principal and interest is due and payable on December 31, 2005. The note is secured by shares of common stock and other collateral owned by Mr. Wilkins. As of October 7, 2001, the outstanding principal balance, plus accrued interest due on the note was $230,970.

   In October 1999, Messrs. Wilkins and Frankel purchased 14,627 and 12,121 shares of common stock from one of our former employees. We loaned Messrs. Wilkins and Frankel approximately $135,000 and $105,000 to purchase a portion of the shares. Each of Messrs. Wilkins and Frankel issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at a rate of 7.0% per annum. Principal and interest is due and payable on December 31, 2005 for Mr. Wilkins' note and in five equal annual installments beginning on December 31, 2005 and ending on December 31, 2009 for Mr. Frankel's note. The notes are secured by shares of common stock owned by Messrs. Wilkins and Frankel. Mr. Wilkins' note is also secured by other collateral. As of October 7, 2001, the outstanding principal balance plus accrued interest due from Messrs. Wilkins and Frankel under these notes was $153,905 and $119,695.

Payments to Affiliates

   In October 1998, in connection with our stock offering related to our Cinnabon acquisition, we paid Freeman Spogli & Co. a fee of approximately $1.0 million, $100,000 of which was paid to PENMAN Private Equity and Mezzanine Fund.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share.

   As of November 4, 2001, there were 30,367,221 shares of common stock outstanding, which were held by 146 shareholders of record.

   The following description of our capital stock is not complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Minnesota law.

Common Stock

   Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. In accordance with Minnesota law, the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting at which a quorum is present shall be the act of the shareholders. There is no cumulative voting for the election of directors. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   Our articles of incorporation empower our board of directors to issue up to 2,500,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Stockholders Agreement

   According to the terms of a stockholders agreement that we entered into in 1996, at the request of a shareholder who signed the agreement, the other shareholders must vote their shares of common stock in favor of an amendment to our articles of incorporation to provide that any shares of common stock of a requesting shareholder may be converted into a new series of non-voting common stock. Additionally, the 1996 stockholders agreement prohibits us from entering into any material transaction with any signatory to the agreement or its affiliates other than transactions that are on terms no less favorable to us than those which could have been obtained with a person who is not a shareholder.

Registration Rights of Shareholders

   Freeman Spogli & Co., PENMAN Private Equity and Mezzanine Fund, the other signatories to the 1996 stockholders agreement, including our directors and officers, have registration rights with respect to approximately 10,584,219 shares of common stock that they hold. Under this stockholders agreement, these shareholders may require us to register for resale under the Securities Act their shares of common stock. These registration rights include the following provisions:


   Demand Registration Rights. Freeman Spogli & Co., PENMAN Private Equity and Mezzanine Fund, and the other signatories to the 1996 stockholders agreement may require us, at any time, to register for public resale their shares of common stock, if they hold shares representing at least 10% of the outstanding shares of common stock then outstanding or shares of common stock representing not less than $10 million in fair market value as determined by our board of directors. We are not obligated to effect more than one demand registration in any 18-month period under the 1996 stockholders agreement. Also, we are not obligated to effect more than one demand registration for each of Freeman Spogli & Co. and PENMAN Private Equity and Mezzanine Fund, as a group, or the other shareholders who signed the 1996 stockholders agreement, as a group. If a demand registration is made at a time when we are planning to file a registration statement for a primary offering, so long as we file the registration statement within two months of the demand, we can postpone the demand registration until the earlier of 120 days from the date of the closing of the primary offering or six months from the date the demand is made. If a demand registration is made at a time when the registration would adversely affect a material acquisition or merger, we may postpone the demand registration for a period of up to 90 days.

   Piggyback Registration Rights. All holders of shares with demand registration rights also have piggyback registration rights. Accordingly, if we propose to file a registration statement for our own account or the account of any other holder of our common stock, we are required to give notice to these shareholders and use our best efforts to include the requesting shareholders' shares in the registration.

   Limitations on Registration. All registration rights are subject to the right of the managing underwriter to reduce the number of shares included in the registration if the underwriter determines the success of the offering would be adversely affected. Under lock-up agreements entered into with the underwriters of this offering, the holders of the shares with respect to which we have granted registration rights have agreed not to exercise their registration rights for 120 days following this offering.

   Expenses. We are responsible for paying all registration expenses, including the reasonable expenses of one counsel for the selling holders, but are not responsible for underwriting discounts and commissions or the out-of-pocket expenses of the selling holders.

   Termination. A shareholder's registration rights for shares of our common stock terminate when the shares may be sold under Rule 144(k).

Potential Anti-takeover Effect of Minnesota Law, Our Articles of Incorporation and Bylaws

   We are governed by the provisions of Sections 302A.671 and 302A.675 of the Minnesota Business Corporation Act, which are anti-takeover laws.

   Section 302A.671 generally provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

   Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover offer with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

   Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner or the corporation's articles of incorporation provide that Section 302A.673 is not applicable to the corporation. Our articles of incorporation provide that Section 302A.673 shall not apply to us or any of our shares of capital stock.

   Provisions of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our bylaws allow our board of directors to issue up to 2,500,000 shares of undesignated preferred stock with voting rights or preferences that could impede the success of any hostile takeover or delay a change in control or change in our management.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. The transfer agent's address is 1745 Gardena Avenue, Glendale, California 91204-2991 and telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The sale of a substantial amount of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

   Upon completion of this offering, we will have outstanding 30,367,221 shares of common stock, assuming no exercise of outstanding options. We will have reserved 7,268,500 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans, of which options to purchase 4,095,560 shares will be outstanding. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

   The 7,000,000 shares to be sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, together with the 10,781,250 shares we issued in our initial public offering and the 814,201 shares issued upon exercise of options since our initial public offering, will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 11,771,770 shares of common stock outstanding are "restricted securities" as that term is defined under Rule 144 of the Securities Act. Restricted Securities may be sold in the public market only if the sale is registered or qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. The general provisions of Rule 144 and Rule 701 are described below.

Lock-Up Agreements

   As of November 12, 2001, our executive officers and directors and certain entities and other individuals holding an aggregate of 10,747,502 shares of our common stock, as well as options to purchase an additional 2,606,720 shares of our common stock, have entered into the lock-up agreements described in "Underwriting."


Rule 144

   In general, under Rule 144, a person, including each of our "affiliates," who has beneficially owned "restricted securities" for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of the common stock, approximately 303,672 shares, or

  . the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

   Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of "restricted securities" who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Rule 701

   In general, any of our employees, consultants or advisors, other than affiliates, who purchase shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement in accordance with Rule 701 of the Securities Act, are eligible to resell their shares in reliance on Rule 144, subject only to the manner of sale restrictions.

Registration Rights Agreement

   In addition to rights of sale under Rule 144, several of our officers, directors and shareholders that hold an aggregate of 10,584,219 shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public. Under lock-up agreements entered into with the underwriters of this offering, the holders of the shares with respect to which we have granted registration rights have agreed not to exercise their registration rights for 120 days following this offering.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                   NON-UNITED STATES HOLDERS OF COMMON STOCK

   The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. In general, a non-U.S. holder is:

  . an individual who is neither a citizen nor a resident of the U.S. (as determined for U.S. federal income tax purposes);

  . a corporation or other entity taxed as a corporation organized or created under non-U.S. law;

  .  an estate that is not taxable in the U.S. on its worldwide income; or

  . a trust that is either not subject to primary supervision by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

   If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

   If you are an individual, you may, in many cases, be deemed to be a resident of the U.S. by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

   This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code") and administrative interpretations of the Code as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect.

   This discussion does not address all aspects of U.S. federal taxation or other tax considerations that may be relevant to you, and in particular is limited in the ways that follow:

  . The discussion assumes that you hold your common stock as a capital asset and that you do not have a special tax status.

  . The discussion does not consider tax consequences that depend upon your particular tax situation in addition to your ownership of the common stock.

  . The discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence.

  .  The discussion does not cover state, local or foreign law.

  . We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

   Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

Distributions

   Distributions paid on the shares of common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be treated first as a tax-free return of your basis in the shares of common stock, causing a reduction in the adjusted basis of the common stock, and the balance in excess of adjusted basis will be treated as capital gain recognized on a disposition of the common stock (as discussed below).

   As discussed under "Price Range of Common Stock and Dividend Policy," we do not currently expect to pay dividends. In the event that we do pay dividends, subject to the discussion below, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. A non-U.S. holder generally must file IRS Form W-8BEN to certify its entitlement to the benefit of a reduced rate of withholding under an income tax treaty. If common stock is held through a foreign partnership or a foreign intermediary, the partnership or intermediary, as well as the partners or beneficial owners, may need to meet certification requirements.

   The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends generally will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder's country of residence, any effectively connected income generally will be subject to U.S. federal income tax only if it is attributable to a permanent establishment in the U.S. maintained by the holder and such treaty-based tax position is disclosed to the IRS. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

   You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Gain on Disposition of Common Stock

   A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

  . the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the U.S. maintained by such holder;

  . in the case of a non-resident alien individual who holds the common stock as a capital asset, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain conditions are met; or

  . unless an exception applies, we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or during the non-U.S. holder's holding period, whichever period is shorter.

   The tax relating to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock of a U.S. real property holding corporation, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be, or prior to a non-U.S. holder's disposition of common stock may become, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

   We must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. A non-U.S. holder will generally be required to certify its non-U.S. status in order to avoid backup withholding on dividends (although, as noted above, such dividends distributed to a non-U.S. holder may be subject to the regular withholding rules).

   U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is:

  .  a U.S. person;

  . a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

  .  a controlled foreign corporation as defined in the Code; or

  .  a foreign partnership with certain U.S. connections.

   Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

   A non-U.S. holder will be required to certify its non-U.S. status, in order to avoid information reporting and backup withholding on disposition proceeds, where the transaction is effected by or through a U.S. office of a broker.

   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

Federal Estate Tax

   An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

   THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND ANY APPLICABLE INCOME OR ESTATE TAX TREATIES.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated          , 2001, the selling shareholders have agreed to sell
to the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Deutsche Banc Alex. Brown Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
        Underwriter                                                    of Shares
        -----------                                                    ---------
   Credit Suisse First Boston Corporation.............................
   Goldman, Sachs & Co. ..............................................
   Bear, Stearns & Co. Inc. ..........................................
   Deutsche Banc Alex. Brown Inc. ....................................
                                                                       ---------
     Total............................................................ 7,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,050,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $          per share.
The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions paid by
 the selling
 shareholders...........    $              $              $              $
Expenses payable by us..    $              $              $              $

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   Our executive officers and directors and certain entities and other individuals holding an aggregate of 10,747,502 shares and options to purchase an additional 2,606,720 shares of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a specified number of days after the date of this prospectus. This lock-up period is 120 days for 10,584,219 of those shares and 2,211,842 shares subject to those options. The lock-up period is 90 days for 163,283 of those shares and 394,878 of the shares subject to those options, provided an aggregate of 107,115 of those shares or shares that may be acquired upon exercise of those options may be sold beginning 45 days after this offering.

   We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   Our common stock is quoted on the Nasdaq National Market under the symbol "AFCE".

   Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an online distribution through its affiliate, CSFBdirect Inc., an online broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that;

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered under this prospectus will be passed upon for us by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California, in reliance upon certain matters passed upon by Dorsey & Whitney, Minneapolis, Minnesota. Principals and employees of Riordan & McKinzie are partners in partnerships that are limited partners of investment funds managed by Freeman Spogli that own shares of our common stock. Certain legal matters raised in connection with this offering will be passed upon for the underwriters by King & Spalding. King & Spalding has provided legal services for us from time to time since our initial public offering and may do so in the future.

                                    EXPERTS

   Our audited consolidated financial statements as of December 26, 1999 and December 31, 2000, and for the years ended December 27, 1998, December 26, 1999 and December 31, 2000 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy any document we file at the SEC's public reference facility in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

   We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information are and will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of December 26, 1999, December 31, 2000 and
 October 7, 2001 (unaudited)..............................................  F-3
Consolidated Statements of Operations for the Years Ended December 27,
 1998, December 26, 1999 and December 31, 2000 and the Forty Weeks Ended
 October 1, 2000 (unaudited) and October 7, 2001 (unaudited)..............  F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years
 Ended December 27, 1998, December 26, 1999 and December 31, 2000 and the
 Forty Weeks Ended October 7, 2001 (unaudited)............................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 27,
 1998, December 26, 1999 and December 31, 2000 and the Forty Weeks Ended
 October 1, 2000 (unaudited) and October 7, 2001 (unaudited)..............  F-6
Notes to Consolidated Financial Statements................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of AFC Enterprises, Inc.:

   We have audited the accompanying consolidated balance sheets of AFC Enterprises, Inc. (a Minnesota corporation), and subsidiaries (collectively referred to hereafter as "the Company") as of December 26, 1999 and December 31, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 27, 1998, December 26, 1999 and December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 1999 and December 31, 2000 and the results of their operations and their cash flows for the years ended December 27, 1998, December 26, 1999 and December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                              /s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2001

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                12/26/99  12/31/00   10/07/01
                                                --------  --------  -----------
                                                                    (unaudited)
Assets:
Current Assets:
  Cash and cash equivalents.................... $ 22,496  $ 23,615   $ 13,119
  Accounts and current notes receivable, net...   19,457    16,796     21,083
  Prepaid income taxes.........................      453       --       3,874
  Inventories..................................   16,781    14,838     17,646
  Deferred income taxes........................      790     1,044      1,395
  Prepaid expenses and other...................    2,750     2,546      5,027
                                                --------  --------   --------
    Total current assets.......................   62,727    58,839     62,144
                                                --------  --------   --------
Long-term assets:
  Notes receivable, net........................    3,436     7,292      7,429
  Deferred income taxes........................    9,132     1,728      4,997
  Property and equipment, net of accumulated
   depreciation and amortization of $139,594,
   $148,263 and $158,675 (unaudited),
   respectively................................  263,282   266,464    262,351
  Assets under contractual agreement, net......      --      7,638      7,323
  Other assets.................................   18,442    13,281     14,936
  Franchise value and trade name, net..........   81,262    75,484     71,040
  Goodwill, net................................  119,231   105,428    102,585
  Other intangible assets, net.................    4,377     3,295      3,805
                                                --------  --------   --------
    Total long-term assets.....................  499,162   480,610    474,466
                                                --------  --------   --------
    Total assets............................... $561,889  $539,449   $536,610
                                                ========  ========   ========
Liabilities and Shareholders' Equity:
Current liabilities:
  Accounts payable............................. $ 32,582  $ 24,155   $ 15,666
  Bank overdrafts..............................   19,216    19,415     12,752
  Current portion of long-term debt............   13,111     8,418     23,362
  Current portion of capital lease
   obligations.................................    4,523     1,765        582
  Current portion of acquisition line of
   credit......................................      --      9,300     37,000
  Short-term borrowings........................      --        --       8,633
  Income taxes payable.........................      218     2,979      3,011
  Accrued interest.............................    3,016     2,674      5,153
  Accrued insurance expenses...................    4,820     2,081        644
  Accrued employee compensation................    5,495     5,570      4,938
  Accrued employee benefit expenses............    6,455     5,903      6,182
  Other accrued expenses.......................    5,534     5,832      6,065
                                                --------  --------   --------
    Total current liabilities..................   94,970    88,092    123,988
                                                --------  --------   --------
Long-term liabilities:
  Long-term debt, net of current portion.......  264,185   238,800    172,547
  Capital lease obligations, net of current
   portion.....................................    4,272     2,149      1,695
  Acquisition facility, net of current
   portion.....................................   62,000    52,700        --
  Other liabilities............................   35,663    28,141     27,541
                                                --------  --------   --------
    Total long-term liabilities................  366,120   321,790    201,783
                                                --------  --------   --------
    Total liabilities..........................  461,090   409,882    325,771
                                                --------  --------   --------
Commitments and contingencies (Note 15)
Shareholders' Equity:
  Preferred stock ($.01 par value; 2,500,000
   shares authorized; 0 issued)................      --        --         --
  Common stock ($.01 par value; 50,000,000
   shares authorized; 26,295,673, 26,351,717
   and 30,359,789 shares issued,
   respectively)...............................      263       263        304
  Capital in excess of par value...............  153,411   155,525    211,349
  Notes receivable--officers, including accrued
   interest....................................   (6,991)   (7,670)    (7,525)
  Treasury stock, at cost (12,238 shares)......      --       (131)       --
  Accumulated retained earnings (deficit)......  (45,884)  (18,420)     6,711
                                                --------  --------   --------
    Total shareholders' equity.................  100,799   129,567    210,839
                                                --------  --------   --------
    Total liabilities and shareholders'
     equity.................................... $561,889  $539,449   $536,610
                                                ========  ========   ========

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                       Year Ended             40 Weeks Ended
                            -------------------------------- ------------------
                             12/27/98   12/26/99   12/31/00  10/1/00   10/7/01
                            ---------- ---------- ---------- --------  --------
                            (52 Weeks) (52 Weeks) (53 Weeks)    (unaudited)
Revenues:
 Restaurant sales.........   $487,441   $560,440   $567,436  $428,194  $394,402
 Franchise revenues.......     64,211     77,463     90,367    66,697    78,366
 Wholesale revenues.......     36,411     50,716     56,720    41,060    48,086
 Other revenues...........      9,891      9,397     10,697     8,207    11,107
                             --------   --------   --------  --------  --------
   Total revenues.........    597,954    698,016    725,220   544,158   531,961
                             --------   --------   --------  --------  --------
Costs and expenses:
 Restaurant cost of
  sales...................    155,165    167,979    162,478   123,115   115,304
 Restaurant operating
  expenses................    245,161    287,066    292,508   222,864   202,247
 Wholesale cost of
  sales...................     19,064     24,371     27,356    19,942    23,451
 Wholesale operating
  expenses................      8,070     12,325     16,147    11,976    13,883
 General and
  administrative..........     84,726     96,535    102,419    76,296    82,503
 Depreciation and
  amortization............     45,162     42,126     41,812    31,770    31,930
 Charges for other
  restaurant closings,
  excluding Pine Tree.....        311        835      1,943       928       516
 Charges for Pine Tree
  restaurant closings.....      8,547      3,600      5,406       --      1,278
 Charges for asset write-
  offs from re-imaging....        --         --       1,692       --      3,190
 Software write-offs......      5,000      3,830        --        --        --
 Charges for other asset
  write-offs..............        965      1,179      1,633       465     1,256
 Net (gain) on sale of
  assets..................        --         --      (9,766)   (1,086)   (6,054)
                             --------   --------   --------  --------  --------
   Total costs and
    expenses..............    572,171    639,846    643,628   486,270   469,504
                             --------   --------   --------  --------  --------
Income from continuing op-
 erations.................     25,783     58,170     81,592    57,888    62,457
Other expenses:
 Interest, net............     30,786     34,007     33,871    25,691    19,158
                             --------   --------   --------  --------  --------
Net income (loss) from
 continuing operations
 before income taxes......     (5,003)    24,163     47,721    32,197    43,299
 Income tax expense
  (benefit)...............     (1,643)    10,008     19,999    13,748    17,168
                             --------   --------   --------  --------  --------
Net income (loss) from
 continuing operations....     (3,360)    14,155     27,722    18,449    26,131
Extraordinary loss on
 early extinguishment of
 debt, net of income
 taxes....................        --        (126)      (207)     (204)   (1,000)
Discontinued operations:
 (Loss) from operations
  of Chesapeake Bagel,
  net of income tax
  benefit.................     (5,893)      (638)       --        --        --
 (Loss) on sale of
  Chesapeake Bagel, net
  of income tax benefit...        --      (1,742)       --        --        --
 Income (loss) from
  operations of
  Ultrafryer, net of
  income tax..............        607        436        (51)      (52)      --
                             --------   --------   --------  --------  --------
Net income (loss).........   $ (8,646)  $ 12,085   $ 27,464  $ 18,193  $ 25,131
                             ========   ========   ========  ========  ========
Basic earnings per common
 share:
 Net income (loss)
  attributable to common
  stock from continuing
  operations..............   $  (0.14)  $   0.54   $   1.05  $   0.70  $   0.89
 Net extraordinary loss
  on early extinguishment
  of debt.................        --       (0.01)     (0.01)    (0.01)    (0.03)
 Loss from discontinued
  operations..............      (0.21)     (0.07)       --        --        --
                             --------   --------   --------  --------  --------
 Net income (loss)........   $  (0.35)  $   0.46   $   1.04  $   0.69  $   0.86
                             ========   ========   ========  ========  ========
Diluted earnings per
 common share:
 Net income (loss)
  attributable to common
  stock from continuing
  operations..............   $  (0.14)  $   0.50   $   0.97  $   0.65  $   0.84
 Net extraordinary loss
  on early extinguishment
  of debt.................        --       (0.01)     (0.01)    (0.01)    (0.03)
 Loss from discontinued
  operations..............      (0.21)     (0.07)       --        --        --
                             --------   --------   --------  --------  --------
 Net income (loss)........   $  (0.35)  $   0.42   $   0.96  $   0.64  $   0.81
                             ========   ========   ========  ========  ========

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (in thousands)

                                           Year Ended            40 Weeks Ended
                                   ----------------------------  --------------
                                   12/27/98  12/26/99  12/31/00     10/07/01
                                   --------  --------  --------  --------------
                                                                  (unaudited)
Common stock:
  Balance at beginning of period.. $    229  $    261  $    263     $    263
  Issuance of common stock........      --        --        --            31
  Issuance of common stock under
   option plans...................       32         2       --            10
                                   --------  --------  --------     --------
  Balance at end of period........      261       263       263          304
                                   --------  --------  --------     --------
Capital in excess of par value:
  Balance at beginning of period..  101,955   151,763   153,411      155,525
  Issuance of common stock........      --        --        --        46,155
  Issuance of common stock,
   options and warrants under
   option plans...................   49,808     1,648     2,114       10,099
  Cancellation of shares..........      --        --        --          (430)
                                   --------  --------  --------     --------
  Balance at end of period........  151,763   153,411   155,525      211,349
                                   --------  --------  --------     --------
Notes receivable--officers:
  Balance at beginning of period..   (4,402)   (6,138)   (6,991)      (7,670)
  Notes receivable additions, net
   of discount....................   (1,345)     (421)     (171)         --
  Notes and interest receivable
   payments.......................       16        64        27          580
  Interest receivable.............     (311)     (390)     (421)        (340)
  Amortization of discount........      (96)     (106)     (114)         (95)
                                   --------  --------  --------     --------
  Balance at end of period........   (6,138)   (6,991)   (7,670)      (7,525)
                                   --------  --------  --------     --------
Treasury shares:
  Balance at beginning of period..      --        --        --          (131)
  Repurchase of common stock at
   cost...........................      --        --       (131)         --
  Cancellation of shares..........      --        --        --           131
                                   --------  --------  --------     --------
  Balance at end of period........      --        --       (131)         --
                                   --------  --------  --------     --------
Accumulated retained earnings
 (deficit):
  Balance at beginning of period..  (49,323)  (57,969)  (45,884)     (18,420)
  Net income (loss)...............   (8,646)   12,085    27,464       25,131
                                   --------  --------  --------     --------
  Balance at end of period........  (57,969)  (45,884)  (18,420)       6,711
                                   --------  --------  --------     --------
Total shareholders' equity........ $ 87,917  $100,799  $129,567     $210,839
                                   ========  ========  ========     ========


          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                         Year Ended            40 Weeks Ended
                              -------------------------------- ----------------
                               12/27/98   12/26/99   12/31/00  10/1/00  10/7/01
                              ---------- ---------- ---------- -------  -------
                              (52 Weeks) (52 Weeks) (53 Weeks)   (unaudited)
Cash flows provided by (used
 in) operating activities:
 Net income (loss)..........   $ (8,646)  $12,085    $27,464   $18,193  $25,131
                               --------   -------    -------   -------  -------
 Adjustments to reconcile
  net income (loss) to net
  cash provided by
  operating activities:
   Depreciation and
    amortization............     46,078    42,622     41,897    31,854   31,930
   Extraordinary loss on
    early extinguishment of
    debt....................        --        212        356       356    1,657
   Provision for credit
    losses..................      1,063     1,064      1,504       954      989
   (Gain) loss on
    disposition and
    retirement of long-lived
    assets..................        --        --      (9,766)   (1,086)  (6,054)
   Charges for restaurant
    closings excluding Pine
    Tree....................        311       835      1,943       928      516
   Charges for Pine Tree
    restaurant closings.....      8,547     3,600      5,406       --     1,278
   Loss on disposition of
    Chesapeake..............      7,125     4,789        --        --       --
   Charges for asset write-
    offs from re-imaging....        --        --       1,692       --     3,190
   Software write-offs......      5,000     3,830        --        --       --
   Charges for other asset
    write-offs..............        987     1,259      1,816       664      943
   Amortization of debt
    issuance costs..........      1,477     1,372      1,640     1,268    1,282
   Amortization of notes
    receivable--officers
    discount................        (96)     (106)      (114)      (88)     (95)
   Compensation expense from
    stock options...........      1,072     1,465      1,694     1,121      227
   Deferred tax expense
    (benefit)...............     (7,628)    5,071      7,150     7,866   (3,619)
 Change in operating assets
  and liabilities:
   (Increase) decrease in
    accounts receivable.....     (6,325)   (3,751)      (683)    1,777   (5,670)
   (Increase) decrease in
    inventories.............     (3,565)   (3,598)      (689)   (1,631)  (3,131)
   (Increase) decrease in
    prepaid expenses and
    other...................     (1,546)    2,466        655      (728)  (6,355)
   (Increase) decrease in
    other assets............     (7,025)     (510)       421       611   (2,917)
   Increase (decrease) in
    accounts payable........     15,537   (16,969)   (12,296)   (9,834)  (5,587)
   Increase (decrease) in
    accrued expenses........     (3,298)    2,599     (4,457)    1,627    1,351
   Increase (decrease) in
    income taxes payable....        --        218      3,015       877    4,056
   Increase (decrease) in
    other liabilities.......     (3,085)   (3,794)    (6,343)   (5,105)      28
                               --------   -------    -------   -------  -------
     Total adjustments......     54,629    42,674     34,841    31,431   14,019
                               --------   -------    -------   -------  -------
   Net cash provided by
    operating activities....     45,983    54,759     62,305    49,624   39,150
                               --------   -------    -------   -------  -------
 Cash flows provided by
  (used in) investing
  activities:
   Proceeds from disposition
    of property held for
    sale....................        479     4,644     24,508     6,419   20,011
   Investment in property
    and equipment...........    (38,925)  (53,278)   (51,489)  (35,115) (43,317)
   Proceeds from sales of
    discontinued
    operations..............        --      2,312        550       550      --
   Proceeds from sale of
    turnkey development.....        849     1,696      4,200     3,610    1,229
   Investments in turnkey
    development.............       (505)   (3,758)    (3,086)   (2,370)  (3,133)
   Investment in Pine Tree
    intangible and fixed
    assets..................    (41,449)     (102)       --        --       --
   Investment in SCC
    intangible and fixed
    assets..................    (43,970)     (858)       --        --       --
   Investment in CII
    intangible and fixed
    assets..................    (67,484)      --         --        --       --
   Notes receivable
    additions...............       (359)   (1,052)      (200)      --      (127)
   Payments received on
    notes...................      2,631     3,018        736       594      509
                               --------   -------    -------   -------  -------
   Net cash used in
    investing activities....   (188,733)  (47,378)   (24,781)  (26,312) (24,828)
                               --------   -------    -------   -------  -------

                                                                     (continued)

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                                 (in thousands)

                                      Year Ended             40 Weeks Ended
                           -------------------------------- ------------------
                            12/27/98   12/26/99   12/31/00  10/1/00   10/7/01
                           ---------- ---------- ---------- --------  --------
                           (52 Weeks) (52 Weeks) (53 Weeks)    (unaudited)
Cash flows provided by
 (used in) financing
 activities:
 Principal payments of
  long-term debt.........   $ (5,321)  $(10,424)  $(12,711) $(10,035) $(27,857)
 Proceeds from long-term
  debt...................     50,000     25,000        --        --        --
 Net borrowings under
  Acquisition line of
  credit.................     68,000     (6,000)       --        --    (25,000)
 Net borrowings under
  Revolving line of
  credit.................      7,000     (7,000)       --      6,758     8,633
 Increase (decrease) in
  bank overdrafts, net...     (3,459)    12,968        199    (5,311)   (6,663)
 Principal payments for
  capital lease
  obligations............     (7,421)    (7,707)    (6,213)   (4,874)   (2,764)
 Principal payments on
  senior notes...........        --      (8,020)   (16,980)  (16,980)  (23,115)
 Notes receivable
  additions--officers....        --        (421)      (171)     (171)      --
 Notes and interest
  receivable--officers
  payments...............         16         64         27        26       283
 Notes receivable--
  officers accrued
  interest...............       (311)      (390)      (421)     (323)     (340)
 Issuance of common stock
  from IPO, net..........        --         --         --        --     46,186
 Issuance of common stock
  from option plans and
  other..................     20,350        185         53        52     5,819
 Stock issuance costs....     (1,016)       --         --        --        --
 Debt issuance costs.....       (986)      (206)       (57)      (57)      --
 Treasury stock
  purchases..............        --         --        (131)     (213)      --
                            --------   --------   --------  --------  --------
 Net cash provided by
  (used in) financing
  activities.............    126,852     (1,951)   (36,405)  (31,128)  (24,818)
                            --------   --------   --------  --------  --------
 Net increase (decrease)
  in cash and cash
  equivalents............    (15,898)     5,430      1,119    (7,816)  (10,496)
 Cash and cash
  equivalents at
  beginning of period....     32,964     17,066     22,496    22,496    23,615
                            --------   --------   --------  --------  --------
 Cash and cash
  equivalents at end of
  period.................   $ 17,066   $ 22,496   $ 23,615  $ 14,680  $ 13,119
                            ========   ========   ========  ========  ========
 Supplemental Disclosure
 of Cash Flow Information
 Cash interest paid (net
  of capitalized
  amounts)...............   $ 29,388   $ 33,205   $ 33,335  $ 21,757  $ 15,877
 Cash paid for income
  taxes, net of refunds..   $  4,064   $    142   $  9,002  $  4,361  $ 20,362
 Noncash Investing and
 Financing Activities
 Capital lease and note
  payable additions......   $  3,899   $    255   $     12  $     12  $    --
 Net increase (decrease)
  in property and
  equipment accruals.....   $   (790)  $  2,530   $  2,358  $ (2,730) $ (4,555)
 Cancellation of treasury
  shares.................   $    --    $    --    $    --   $    --   $    131
 Retirement of officers'
  notes from cancellation
  of common stock........   $    --    $    --    $    --   $    --   $    297
 Issuance of common
  stock..................   $ 28,090   $    --    $    --   $    --   $    --
 Notes receivable to
  officers (See Note
  14)....................   $  1,345   $    --    $    --   $    --   $    --
 Notes receivable--
  other..................   $    --    $  1,900   $  4,582  $  4,582  $    460

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following notes, insofar as they are applicable to the forty-week periods ended October 1, 2000 and October 7, 2001, are not audited. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) have been made to fairly present the unaudited consolidated financial position, results of operations and cash flows for the forty-week period ended October 7, 2001, on the same basis as the audited financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as they relate to these forty-week periods.

1.Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of AFC Enterprises, Inc., a Minnesota corporation, and its wholly-owned subsidiaries, AFC Properties, Inc. and Seattle Coffee Company ("SCC"), both Georgia corporations, and Cinnabon International, Inc. ("CII"), a Delaware corporation. All significant intercompany balances and transactions are eliminated in consolidation. The consolidated entity is referred to herein as "AFC" or "the Company".

   SCC is the parent company of two wholly-owned subsidiaries, Seattle's Best Coffee, LLC and Torrefazione Italia, LLC, both of which are Washington limited liability companies. CII is the parent company of one subsidiary, Cinnabon Inc., a Washington corporation.

 Nature of Operations

   The Company is primarily a multi-concept quick service restaurant company. The Company operates and franchises quick service restaurants primarily under the trade names Popeyes(R) Chicken & Biscuits ("Popeyes") and Church's Chicken(TM) ("Church's"). In 1998, the Company acquired SCC, which operates and franchises cafes under the Seattle's Best Coffee(R) and Torrefazione Italia(R) Coffee brands (collectively, "Seattle Coffee") and operates a wholesale coffee business (See Note 17). Also in 1998, the Company acquired CII, an operator and franchisor of retail cinnamon roll bakeries under the Cinnabon(R) ("Cinnabon") trade name (See Note 17). In 1999, the Company sold its Chesapeake Bagel ("Chesapeake") franchise rights and system (See Note 18). In 2000, the Company also sold its Ultrafryer division, a restaurant equipment manufacturing plant that produces proprietary gas fryers and other custom-fabricated restaurant equipment for sale to distributors, franchisees and other foodservice operators (See Note 18). Both Chesapeake and Ultrafryer have been classified as discontinued operations in the accompanying financial statements.

   A substantial portion of the domestic company-operated restaurants, bakeries and cafes are located in the South and Southwest areas of the United States. With the exception of three company-operated SCC cafes in Canada, the Company does not currently own or operate any restaurants, bakeries or cafes outside of the United States. The Company's international franchisees operate primarily in Canada, Mexico, Puerto Rico and numerous countries in Asia.

 Basis of Presentation

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The Company has a 52/53-week fiscal year ending on the last Sunday in December. The 1998 and 1999 fiscal years consisted of 52 weeks each, while the 2000 fiscal year consisted of 53 weeks. The interim periods ended October 1, 2000 and October 7, 2001, each consisted of 40 weeks. Certain items in the prior period consolidated financial statements, and notes thereto, have been reclassified to conform to the current presentation.

   In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), was issued. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As issued, this statement was to become effective for financial statements for periods beginning after June 15, 1999. However, in June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133" was issued. As a result, the statement became effective beginning after June 15, 2000. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138") was issued. This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The implementation of SFAS 133 and SFAS 138 did not have a material effect on the Company's financial position or results of operations, as AFC's chicken supply contracts and forward coffee purchases qualify for the normal purchases and sales exclusion as provided under SFAS 133 (See Note 15).


   In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaced SFAS No. 125 of the same name was issued. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is also effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures for prior comparative financial statements are not required. The Company is currently not affected by the Statement's requirements.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the use of the pooling-of-interest for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The statement changes the accounting for goodwill and other indefinite life intangible assets from an amortization method to an impairment only approach. Upon adoption of the statement, which for the Company will be the beginning of fiscal year 2002, amortization of current goodwill and certain other intangibles determined by management to have an indefinite life will cease, thereby reducing amortization expense for 2002 by approximately $6.6 million after taxes (unaudited), or approximately $0.20 per diluted share (unaudited). The Company plans to complete its impairment analysis during the first quarter of 2002 and will recognize impairment, if any, at that time.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   In June 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of leases and the associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not anticipate the adoption of SFAS 143 will have a material effect on the Company's financial position or results of operations.

   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and amends ARB No. 51 "Consolidated Financial Statements". SFAS 144 retains many of the requirements of SFAS 121 and the basic provisions of Opinion 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 furthermore resolves significant implementation issues related to SFAS 121. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The Company does not anticipate the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

 Cash and Cash Equivalents

   The Company considers all money market investment instruments and certificates of deposit with maturities of three months or less to be cash equivalents for the purpose of preparing the accompanying consolidated financial statements.

   Bank overdrafts represent checks issued on zero balance bank accounts which do not have a formal right of offset against the Company's other bank accounts. These amounts have not yet cleared the bank and are presented as a current liability in the accompanying consolidated financial statements.

 Accounts Receivable

   Accounts receivable consists primarily of amounts due from franchisees related to royalties, rents and miscellaneous equipment sales and foodservice accounts related to wholesale coffee sales. The accounts receivable balances are stated net of reserves for doubtful accounts.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   A summary of changes in the allowance for doubtful accounts is as follows (in thousands):

                                                 12/26/99  12/31/00   10/07/01
                                                 --------  --------  -----------
                                                                     (unaudited)
   Balance, beginning of period................. $ 4,568   $   438     $1,077
   Provisions...................................     401     1,627        989
   Recoveries and miscellaneous other...........      24        53        186
   Write-offs...................................  (4,555)   (1,041)      (475)
                                                 -------   -------     ------
   Balance, end of period....................... $   438   $ 1,077     $1,777
                                                 =======   =======     ======

   Included in accounts receivable write-offs for 1999 were $3.2 million for a Church's franchisee whose contract was terminated for non-payment of fees and $0.7 million for a number of Chesapeake franchisees, which were fully reserved.

 Notes Receivable

   Notes receivable consists primarily of notes from franchisees and third parties to finance acquisitions of certain restaurants or properties from the Company and to finance certain past due royalties, rents, interest or other amounts. The Company has also provided financial support to certain franchisees in converting their restaurants to Popeyes. In connection with the sale of Chesapeake in 1999 and Ultrafryer in 2000, the Company received notes receivable of $1.5 million and $4.6 million, respectively (See Note 18), which are included in the notes receivable balance. The current portion of notes receivable of $0.6 million, $0.5 million and $0.5 million (unaudited) as of December 26, 1999, December 31, 2000 and October 7, 2001, respectively, are included in accounts and current notes receivable. Interest rates on the notes range from 6.5% to 12.0%. The notes receivable balances are stated net of allowances for uncollectibility.

   A summary of changes in the allowance for uncollectible notes is as follows (in thousands):

                                                   12/26/99 12/31/00  10/07/01
                                                   -------- -------- -----------
                                                                     (unaudited)
   Balance, beginning of period...................  $ 430    $ 371      $ 182
   Provisions.....................................    663     (123)       --
   Recoveries and miscellaneous other.............     32        2         (6)
   Write-offs.....................................   (754)     (68)       --
                                                    -----    -----      -----
   Balance, end of period.........................  $ 371    $ 182      $ 176
                                                    =====    =====      =====

 Inventories

   Inventories, consisting primarily of food and beverage items, packaging materials and restaurant equipment, are stated at the lower of cost (determined on a first-in, first-out basis) or market.

 Property and Equipment

   Property and equipment is stated at cost, including capitalized interest and overhead incurred throughout the construction period for certain assets. The Company calculates an interest rate factor based on the Company's long-term debt and applies this factor to its construction work in progress balance each accounting period to arrive at capitalized interest expense. Capitalized overhead costs include personnel expenses related to employees directly involved in the Company's development projects such as new restaurant, bakery and cafe projects, re-imaging initiatives and other projects of this nature. Provisions for depreciation and amortization are made principally on a straight-line basis over the estimated useful lives of the depreciable assets or, in the case of leases, over the term of the applicable lease including all lease option periods under contract that management anticipates utilizing, if shorter. During 1999, the Company re-evaluated the estimated useful

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
lives of its buildings, equipment and leasehold improvements at its restaurant, bakery and cafe locations (See Note 19). The ranges of estimated useful lives utilized in computing depreciation and amortization are as follows:

                                                                         Number
   Asset Classification                                                 of Years
   --------------------                                                 --------
   Buildings...........................................................  5--35
   Equipment...........................................................  3--15
   Leasehold improvements..............................................  3--15
   Capital lease buildings and equipment...............................  3--20

 Intangible Assets

   Intangible assets consist primarily of franchise value, trade name, trademarks and goodwill. These assets are being amortized on a straight-line basis. The estimated useful lives used in computing amortization are as follows:

                                                                         Number
   Asset Classification                                                 of Years
   --------------------                                                 --------
   Franchise value and trade name......................................  20--40
   Goodwill............................................................  20--40
   Other...............................................................  10--20

 Long-Lived Assets

   Management periodically reviews the performance of restaurant, bakery, cafe and other long-lived assets. If it is determined that a restaurant, bakery or cafe will be closed, the carrying value of the property and equipment is adjusted to net realizable value. Property held for sale includes closed restaurant properties and other corporate property held for sale, and is recorded at its estimated net realizable value.

   It is the Company's policy to evaluate (i) operating restaurant, bakery and cafe properties on a market basis, (ii) other assets, such as assets held for sale and income producing assets, on an individual property basis, and (iii) intangible assets based on the cash flows from the underlying operations which generated the intangible asset. The identifiable cash flows of long-lived assets are compared to the asset's carrying value.

   In 1998, the Company recorded a $6.8 million write-down of its Chesapeake intangible asset. The write-down was based on an analysis of future cash flows expected to be generated from Chesapeake's operations.

   In 1998, 1999 and 2000, the Company closed fourteen, five and accrued for the closure of an additional eight company-operated Popeyes restaurants acquired in connection with the acquisition of Pine Tree Foods, Inc. (See Note
17). The write-offs associated with these units were approximately $8.5 million, $3.6 million and $5.4 million, respectively, and are reflected in "charges for Pine Tree restaurant closings" in the accompanying consolidated statements of operations.

   The Company wrote-off $5.0 million in 1998 and $3.8 million in 1999 related to the Company's restaurant back office automation system that was under development, which essentially constituted the entire cost of the system. Total write-off charges are included in "software write-offs" in the accompanying consolidated statements of operations.

   In 2000, the Company wrote off $1.7 million of fixed assets at certain restaurants, bakeries and cafes that were replaced under its re-imaging program.

                    AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Reverse Stock Split

   On February 7, 2001, the Company effected a two-for-three reverse stock split (See Note 23).

 Stock-Based Employee Compensation

   The Company accounts for stock options under the intrinsic value method. Had compensation expense for all of the Company's stock option plans been determined under the fair value method, the Company's net income (loss) would have been reduced or increased to the following pro forma amounts (in thousands except per share amounts):

                                                     For Year  For Year For Year
                                                      Ended     Ended    Ended
                                                     12/27/98  12/26/99 12/31/00
                                                     --------  -------- --------
   Net income (loss):
     As reported.................................... $ (8,646) $12,085  $27,464
                                                     ========  =======  =======
     Pro forma...................................... $(10,247) $12,019  $27,301
                                                     ========  =======  =======
   Basic earnings (loss) per share:
     As reported.................................... $  (0.35) $  0.46  $  1.04
                                                     ========  =======  =======
     Pro forma...................................... $  (0.42) $  0.46  $  1.04
                                                     ========  =======  =======

   Because the fair value method of accounting has not been applied to options issued prior to December 15, 1994, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

   The fair value of each option is estimated on the date of grant using the "minimum value" method with the following weighted-average assumptions used for grants in 1998, 1999 and 2000: risk-free interest rates ranging from approximately 4.5% to 6.7%; expected lives of approximately 10 years and 7 years for the 1996 Nonqualified Performance Stock Option Plan and the 1996 Nonqualified Stock Option Plan, respectively (See Note 11).

 Franchise Revenues

   The Company generates revenues from franchising through the following agreements with its franchisees:

   Franchise Agreements. In general, the Company's franchise agreements provide for the payment of a franchise fee for each opened franchised restaurant, bakery and cafe. The franchise agreements also generally require the franchisees to pay the Company a royalty ranging from 3% to 5% of sales and an advertising fund contribution ranging from 1% to 4% of sales. Certain older franchise agreements provide for lower royalties and advertising fund contributions.

   Development Agreements. Development agreements provide for the development of a specified number of restaurants, bakeries and cafes within a defined geographic territory in accordance with a schedule of opening dates. Development schedules generally cover three to five years and typically have benchmarks for the number of restaurants, bakeries and cafes to be opened and in operation at six to 12 month intervals. Development agreement payments are made when the agreement is executed and are nonrefundable.

   Franchise fees and development fees are recorded as deferred revenue when received and are recognized as revenue when the restaurants, bakeries and cafes covered by the fees are opened and/or all material services or conditions relating to the fees have been substantially performed or satisfied by the Company. The Company records royalties as revenue when franchised restaurant, bakery and cafe sales occur.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Wholesale Revenues

   Wholesale revenues are generated from the Company's specialty coffee wholesaling operations.

 Other Revenues

   The Company's other revenues consist of rental income from properties owned and leased by the Company, which are leased or subleased to franchisees and third parties and interest income earned on notes receivable from franchisees and other parties.

 Insurance Programs

   The Company maintains insurance coverages for general and auto liability, employee medical and workers' compensation, except for workers' compensation liabilities in the State of Texas where the Company is self-insured against such liabilities. In October 1998, the Company converted its insurance coverages for general and auto liability and workers' compensation, excluding workers' compensation in the State of Texas, to a "guaranteed cost" insurance arrangement. Prior to October 1998, the Company was liable for claims on a per-incident basis up to specified limits. During 2000, the Company secured a third party insurance policy for environmental coverage (See Note 7).

   The Company has established reserves with respect to the programs described above based on the estimated total losses the Company will experience. The portion of the reserves for the amount of claims expected to be settled during the succeeding year are included in accrued expenses in the accompanying consolidated balance sheets while the balance of the reserves are included in other liabilities. The Company's insurance reserves are partially collateralized by letters of credit and/or cash deposits.

 International Operations

   The Company is exposed, to a limited degree, to changes in international economic conditions and currency fluctuations due to its international franchise operations. The Company has not historically maintained any hedges against foreign currency fluctuations, although the Company did enter into foreign currency hedging agreements in 1999 and 2000 with respect to the Korean Won. Losses recorded by it during the past three years related to foreign currency fluctuations have not been material to the Company's results of operations. For fiscal years 1998, 1999 and 2000 and for the forty-week periods ending October 1, 2000 and October 7, 2001, royalties and other revenues from foreign franchisees represented 2.0%, 1.7%, 2.2%, 2.1% (unaudited) and 2.5% (unaudited), respectively, of the Company's total revenues.

2.Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company:

   Long-term notes receivable: The fair value of long-term notes receivable approximates the carrying value as management believes the respective interest rates are commensurate with the credit and interest rate risks involved. In addition, management maintains reserves for doubtful note receivable accounts (See Note 1).

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Long-term debt: The fair value of the Company's Term Loans, Lines of Credit and Other Notes (See Note 8) are based on secondary market indicators. Since these debt instruments are not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying values approximate fair value. The fair value of the Company's 10.25% Senior Notes (See Note 8) is based on quoted market prices.

   The carrying amount and fair value of the Company's 10.25% Senior Notes as of December 26, 1999 and December 31, 2000 are as follows (in thousands):

                                                             10.25% Senior Notes
                                                             -------------------
                                                             Carrying    Fair
                                                               Value     Value
                                                             -------------------
   Value as of 12/26/99..................................... $ 166,980 $ 167,815
                                                             ========= =========
   Value as of 12/31/00..................................... $ 150,000 $ 139,500
                                                             ========= =========
   Value as of 10/07/01..................................... $ 126,885 $ 133,229
                                                             ========= =========

3.Inventories

   The major components of inventory are as follows (in thousands):

                                                            12/26/99 12/31/00
                                                            -------- --------
   Food and beverage items, preparation and packaging
    materials.............................................. $12,878  $14,162
   Restaurant equipment....................................   3,903      676
                                                            -------  -------
                                                            $16,781  $14,838
                                                            =======  =======

   In 1999, restaurant equipment primarily included inventory held by Ultrafryer for sale to franchisees and other third parties. With the sale of Ultrafryer during 2000 (See Note 18), restaurant equipment consists primarily of spare parts inventory for the restaurant's point of sale equipment.

4.Property and Equipment

   The major components of property and equipment are as follows (in thousands):

                                                              12/26/99 12/31/00
                                                              -------- --------
   Owned:
     Land.................................................... $ 44,664 $ 43,724
     Buildings...............................................   79,097   82,994
     Equipment...............................................  155,545  174,411
     Leasehold improvements..................................   83,681   82,017
     Construction work in process............................   10,785    7,920
     Properties held for sale................................    1,333    1,748
   Capital leases:
     Buildings...............................................    3,811    3,413
     Equipment...............................................   23,960   18,500
                                                              -------- --------
                                                               402,876  414,727
   Less: accumulated depreciation and amortization...........  139,594  148,263
                                                              -------- --------
                                                              $263,282 $266,464
                                                              ======== ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Depreciation and amortization expense related to property and equipment, including property and equipment held under capital leases, was approximately $35.1 million, $33.2 million and $32.4 million for the years ended December 27, 1998, December 26, 1999 and December 31, 2000, respectively.

   Properties held for sale consist of land, buildings and equipment currently not in use by the Company. These assets include both restaurant and corporate assets and are carried at estimated net realizable value.

5.Other Assets

   Other assets consist of the following (in thousands):

                                                               12/26/99 12/31/00
                                                               -------- --------
   Deposits................................................... $ 2,113  $ 1,948
   Information technology costs...............................   4,070    2,107
   Debt issuance costs, net...................................   7,891    5,822
   Real estate development costs..............................   2,692    1,190
   Deferred compensation trusts...............................     852    1,385
   Other......................................................     824      829
                                                               -------  -------
                                                               $18,442  $13,281
                                                               =======  =======

6.Intangible Assets

   Intangible assets consist of the following (in thousands):

                                                     12/26/99 12/31/00 10/07/01
                                                     -------- -------- --------
   Franchise value.................................. $110,000 $110,000 $110,000
   Goodwill.........................................  125,925  114,586  113,853
   Trade name.......................................   10,800   10,800   10,800
   Other............................................    5,485    4,778    5,651
                                                     -------- -------- --------
                                                      252,210  240,164  240,304
   Less: accumulated amortization...................   47,340   55,957   62,874
                                                     -------- -------- --------
                                                     $204,870 $184,207 $177,430
                                                     ======== ======== ========

   Amortization expense for the years ended December 27, 1998, December 26, 1999 and December 31, 2000, and the forty weeks ended October 7, 2001, was approximately $11.0 million, $9.4 million, $9.5 million and $7.2 million (unaudited), respectively.

7.Long-term Other Liabilities

   A summary of long-term other liabilities is as follows (in thousands):

                                                               12/26/99 12/31/00
                                                               -------- --------
   Insurance reserves......................................... $ 4,847  $ 2,601
   Deferred franchise revenues................................   6,930    9,026
   Litigation and environmental...............................   5,874      804
   Other......................................................  18,012   15,710
                                                               -------  -------
                                                               $35,663  $28,141
                                                               =======  =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Due to the very limited number of environmental claims that the Company has experienced since 1993 and with the purchase of a third party environmental insurance policy in 2000 (See Note 15), the Company believes that it has obtained adequate insurance coverage for any environmental remediation liabilities and eliminated its $4.4 million reserve for environmental liabilities during 2000. The majority of liabilities comprising "other liabilities" are not subject to a fixed cash payment schedule and are primarily payable upon the occurrence of specific events, which are not estimable as of December 31, 2000.

8.Long-term Debt

   In May 1997, the Company completed an offering of $175.0 million of Senior Subordinated Notes ("Senior Notes"). The Company also entered into a new $175.0 million Senior Secured Credit Facility ("1997 Credit Facility") whereby the Company was provided with a $50.0 million term loan ("Tranche A"), a $25.0 million revolving credit facility ("Revolving Facility") and a $100.0 million facility to be used for acquisitions ("Acquisition Facility"). Tranche A and the Senior Notes were funded at closing, providing the Company with $225.0 million, which was used to repay long-term debt balances under the Company's existing credit facility, repay and retire the 10% Preferred Stock, repay certain capital lease obligations, pay fees and expenses associated with the above described transactions and provide for working capital needs.

   In October 1998, the Company amended and restated the 1997 Credit Facility to include a $50.0 million term loan ("Tranche B") which was used to acquire CII.

   In October 1999, the Company amended the 1997 Credit Facility to add an additional $25.0 million to the borrowing capacity under the Tranche B term loan. The $25.0 million in proceeds from this amendment was used to pay down other debt of the Company.

   The Company's Tranche A and B and certain letter of credit facilities described below were provided by various financial institutions, some of which are shareholders of the Company.

 1997 Credit Facility (As Amended and Restated As of October 1, 1999)

   Tranche A, Tranche B, the Acquisition Facility and the Revolving Facility (collectively, the "1997 Credit Facility") bear interest, at the Company's election, at either (i) a defined base rate plus a defined margin or (ii) LIBOR plus a defined margin, subject to reduction based on the achievement of certain financial leverage ratios. As of December 31, 2000, the interest rates ranged from 8.27% to 9.28%. The Company is obligated to pay commitment fees of 0.5% per annum (subject to reduction based on the achievement of certain leverage ratio levels) on the unused portions of the Acquisition Facility and the Revolving Facility from time to time, as well as a customary annual agent's fee. Fees relating to the issuance of letters of credit under the Revolving Facility will include a fee equal to the then applicable margin over LIBOR plus a fronting fee of 0.25% per annum (payable to the issuing institution) based on the face amount of letters of credit, plus standard issuance and administrative charges.

   In addition to the scheduled amortization, the Company is required to make prepayments under certain conditions, including without limitation, upon certain asset sales or issuance of debt or equity securities. The Company is also required to make annual prepayments in an amount equal to a percentage of excess cash flow (as defined in the 1997 Credit Facility) beginning with fiscal year 1998. During the fiscal years ended December 27, 1998 and December 31, 2000, there were no prepayments required of the Company under the agreement. During the fiscal year ended December 26, 1999, there were $2.3 million in prepayments made under the agreement.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

  Tranches

   Tranche A principal is payable in quarterly installments ranging from $1.0 million to $7.5 million beginning September 1997 and maturing in June 2002. Interest is paid in one, two, three or six month periods as defined in the 1997 Credit Facility.

   Tranche B principal is payable in quarterly installments ranging from $0.1 million to $33.1 million beginning December 31, 1998 and maturing in June 2004. Interest is paid in one, two, three or six month periods as defined in the 1997 Credit Facility.

  Acquisition Facility

   The Company may borrow under the Acquisition Facility at any time during the period of May 21, 1997 through the fourth anniversary of the closing date. Amounts outstanding under the Acquisition Facility on the fourth anniversary of the closing will be converted to a term loan. The Company will be required to make scheduled annual amortization payments on the term loan portion of the Acquisition Facility. As of December 31, 2000, there was an outstanding balance of $62.0 million, which if converted to a term loan would result in principal payment amortization of $9.3 million and $52.7 million in 2001 and 2002, respectively.

  Revolving Facility

   Under the terms of the Revolving Facility, the Company may borrow and obtain letters of credit up to an aggregate of $25.0 million. As of December 31, 2000, there were no outstanding borrowings and $4.2 million of outstanding letters of credit, leaving unused revolving credit available for short-term borrowings and letters of credit of $20.8 million.

  Other Terms

   The 1997 Credit Facility is secured by a first priority security interest in substantially all of the Company's assets (subject to certain exceptions). Any future material subsidiaries of the Company will be required to guarantee the 1997 Credit Facility, and the Company will be required to pledge the stock of such subsidiaries to secure the facility.

   The 1997 Credit Facility contains certain financial covenants, including, but not limited to, covenants related to minimum fixed charge coverage, minimum cash interest coverage and maximum leverage. In addition, the 1997 Credit Facility contains other affirmative and negative covenants relating to, among other things, limitations on capital expenditures, other indebtedness, liens, investments, guarantees, restricted junior payments (dividends, redemptions and payments on subordinated debt), mergers and acquisitions, sales of assets, leases, transactions with affiliates and investments in the Company's deferred compensation plan. The amendment made to the 1997 Credit Facility in October 15, 1998 included the addition of a Year 2000 covenant that requires that the Company be Year 2000 compliant. The 1997 Credit Facility contains customary events of default, including certain changes of control of the Company. As of December 31, 2000, the Company was in compliance with all covenants.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 10.25% Senior Notes

   The Senior Notes bear interest at 10.25% per annum and interest is payable on May 15 and November 15 of each year. The Senior Notes mature on May 15, 2007 and are not redeemable prior to May 15, 2002. On or after such date, the Senior Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time before maturity.

   In 1999, the Company repurchased Senior Notes with a face value of $8.0 million at a slight discount. The repurchase was funded with proceeds from the supplemental Tranche B term loan. The Company expensed approximately $0.3 million in connection with the repurchase, which represented the write-off of the related unamortized debt issuance costs and lender costs. During 2000, the Company repurchased Senior Notes with a face value of $17.0 million at a slight discount. The repurchase was funded with internal funds. The Company expensed approximately $0.5 million in connection with the repurchase, which represented the write-off of the related unamortized debt issuance costs and lender costs.

   The Senior Notes are unsecured and rank subordinate in right of payment to all existing and future Senior Indebtedness, as defined, of the Company, including all indebtedness under the 1997 Credit Facility and the Company's capital lease obligations.

   The Senior Notes restrict, among other things, the ability of the Company and its wholly-owned subsidiaries to (i) incur additional indebtedness and subsidiary preferred stock, (ii) sell assets and to use the proceeds from asset sales, (iii) engage in certain transactions with affiliates, and (iv) pay dividends, make certain investments and make other restricted payments, as defined. As of December 31, 2000, the Company was in compliance with all covenants.

 Debt Issuance Costs

   In connection with the 1997 Credit Facility and the Senior Notes and subsequent amendments, the Company incurred approximately $0.9 million, $0.4 million and $0.1 million during 1998, 1999 and 2000, respectively, in debt issuance costs, which were capitalized. These costs are being amortized into interest expense over a period of five to ten years. Amortization is calculated using the straight-line method, which approximates the effective interest method, and the unamortized balance is included in other assets in the accompanying consolidated balance sheets. During 1998, 1999 and 2000, the Company amortized as interest expense approximately $1.4 million, $1.7 million and $2.1 million, respectively.

   A summary of the Company's long-term debt is as follows (in thousands):

                                                              12/26/99 12/31/00
                                                              -------- --------
   Term Loans:
     Tranche A............................................... $ 35,982 $ 24,312
     Tranche B...............................................   73,205   72,284
   10.25% Senior Notes.......................................  166,980  150,000
   Other notes...............................................    1,129      622
                                                              -------- --------
                                                               277,296  247,218
   Less: current maturities..................................   13,111    8,418
                                                              -------- --------
                                                              $264,185 $238,800
                                                              ======== ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The following is a schedule of the aggregate maturities of long-term debt as of December 31, 2000, for each of the succeeding five fiscal years and thereafter (in thousands):

   Year                                                                  Amount
   ----                                                                 --------
   2001................................................................ $  8,418
   2002................................................................   23,143
   2003................................................................   22,111
   2004................................................................   43,546
   2005................................................................      --
   Thereafter..........................................................  150,000
                                                                        --------
                                                                        $247,218
                                                                        ========

9.Leases

   The Company maintains leases covering restaurant, bakery and cafe land and building properties, computer software, hardware and other equipment, which expire on various dates through 2019 and generally require additional payments for property taxes, insurance and maintenance. Certain leases provide for rentals based upon a percentage of sales by company-operated restaurants, bakeries and cafes in addition to the minimum annual rental payments. Future minimum payments under capital and non-cancelable operating leases, as of December 31, 2000, are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   2001....................................................... $2,227  $ 19,129
   2002.......................................................    483    17,121
   2003.......................................................    250    15,215
   2004.......................................................    258    13,365
   2005.......................................................    262    11,977
   Thereafter.................................................  2,348    40,749
                                                               ------  --------
     Future minimum lease payments............................  5,828  $117,556
                                                                       ========
     Less: amounts representing interest......................  1,914
                                                               ------
     Total obligations under capital leases...................  3,914
     Less: current portion....................................  1,765
                                                               ------
     Long-term obligations under capital leases............... $2,149
                                                               ======

   Rent expense from operating leases for the fiscal years ended December 27, 1998, December 26, 1999 and December 31, 2000, amounted to $20.5 million, $32.4 million and $33.3 million, respectively, including percentage rents of $1.3 million, $1.0 million and $0.9 million, respectively.

   As of December 31, 2000, the Company leases owned restaurant properties with an aggregate gross value of $31.6 million and a net book value of $17.5 million and sub-leases other leased properties to franchisees and others. Rental income from these leases was approximately $7.9 million, $8.4 million and $9.0 million for the fiscal years ended in 1998, 1999 and 2000, respectively, and was primarily based upon a percentage of restaurant sales. The lease terms under these agreements expire on various dates through 2027. Future

                    AFC ENTERPRISES, INC. AND SUBSIDIARIES
minimum rentals receivable under these non-cancelable lease and sub-lease arrangements as of December 31, 2000 are as follows (in thousands):

                                                                        Rental
                                                                        Income
                                                                        -------
   2001................................................................ $ 5,558
   2002................................................................   5,217
   2003................................................................   4,816
   2004................................................................   4,566
   2005................................................................   4,101
   Thereafter..........................................................  17,393
                                                                        -------
     Future minimum rentals............................................ $41,651
                                                                        =======

10.Income Taxes

   The components of income tax expense (benefit) included in the statements of operations are as follows (in thousands):

                                                     For Year  For Year For Year
                                                      Ended     Ended    Ended
                                                     12/27/98  12/26/99 12/31/00
                                                     --------  -------- --------
   Current income tax expense consists of:
     Federal........................................ $ 1,094    $  443  $ 8,015
     Foreign........................................   1,543     2,000    2,431
     State..........................................     768       791    2,215
                                                     -------    ------  -------
     Total..........................................   3,405     3,234   12,661
   Deferred income tax expense (benefit)............  (7,628)    5,071    7,150
                                                     -------    ------  -------
      Income tax expense (benefit).................. $(4,223)   $8,305  $19,811
                                                     =======    ======  =======

   The Company does not currently own or participate in the ownership of any material non-U.S. operations. Applicable foreign withholding taxes are generally deducted from royalties and certain other revenues collected from international franchisees. Foreign taxes withheld are generally eligible for credit against the Company's U.S. income tax liabilities.

   A reconciliation of the Federal statutory income tax rate to the Company's effective tax rate is as follows:

                                                    For Year  For Year For Year
                                                     Ended     Ended    Ended
                                                    12/27/98  12/26/99 12/31/00
                                                    --------  -------- --------
   Statutory Federal income tax expense (benefit)
    rate...........................................  (35.0)%    35.0%    35.0%
   Non-deductible items including goodwill
    amortization...................................    5.3       5.9      3.0
   State taxes, net of federal benefit.............   (2.1)      4.9      3.8
   Benefit of job tax credits......................    --       (1.1)    (1.5)
   Other items, net................................   (1.0)     (4.0)     1.6
                                                     -----      ----     ----
     Effective income tax expense (benefit) rate...  (32.8)%    40.7%    41.9%
                                                     =====      ====     ====

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Significant components of the Company's net deferred tax asset and net deferred tax liability were as follows (in thousands):

                                                            12/26/99  12/31/00
                                                            --------  --------
   Current deferred tax asset (liability):
     Payroll accruals...................................... $    258  $    493
     Allowance for doubtful accounts.......................      309       551
     Other accruals........................................      223       --
                                                            --------  --------
       Total current deferred tax asset....................      790     1,044
                                                            --------  --------
   Noncurrent deferred tax asset (liability):
     Franchise value and trademarks........................ $(23,700) $(22,367)
     Property, plant and equipment.........................   10,148     7,263
     Net operating loss carryforwards......................    5,766     5,432
     AMT credit carryforwards..............................    2,640       322
     General business credit carryforwards.................    4,161     1,517
     Foreign tax credit carryforwards......................    3,121     1,436
     Deferred compensation.................................    4,378     5,533
     Insurance accruals....................................    4,479     2,831
     Litigation/environmental accruals.....................    2,337       339
     Deferred franchise fee revenue........................    2,651     3,452
     Other items, net......................................      204     3,023
                                                            --------  --------
                                                              16,185     8,781
     Valuation allowance...................................   (7,053)   (7,053)
                                                            --------  --------
       Total noncurrent deferred tax asset.................    9,132     1,728
                                                            --------  --------
       Net deferred tax asset.............................. $  9,922  $  2,772
                                                            ========  ========

   As of December 26, 1999 and December 31, 2000, the Company had U.S. Net Operating Losses ("NOLs") of $13.4 million each year expiring from 2010 to 2013 and tax credit carryforwards in the amounts of $9.9 million and $3.3 million, respectively, expiring from 2002 to 2014. Certain acquired NOLs and tax credit carryforwards are subject to limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended. Management has determined that it is more likely than not that the deferred tax assets attributable to these acquired NOLs and tax credit carryforwards will not be realized and as such has established a valuation allowance of $7.1 million for each of the fiscal years ended December 26, 1999 and December 31, 2000. Based on management's assessment, it is more likely than not that the remaining net deferred tax assets will be realized through future reversals of existing temporary differences and future taxable income

11.Stock Option Plans

 The 1992 Stock Option Plan

   The 1992 Nonqualified Stock Option Plan authorizes the issuance of options to purchase approximately 1.2 million shares of the Company's common stock. The exercise price of these shares is $0.12 per share. The outstanding options allow certain officers of the Company to purchase 1,073,744 shares of common stock. If not exercised, the options expire 15 years after the date of issuance. As of December 31, 2000, all of the outstanding options were exercisable. As of December 31, 2000, the weighted average remaining contractual life of these options is seven years.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 The 1996 Nonqualified Performance Stock Option Plan

   In April 1996, the Company created the 1996 Nonqualified Performance Stock Option Plan. This plan authorizes the issuance of options to purchase approximately 1.6 million shares of the Company's common stock. Exercise prices range from $4.976 to $11.625 per share. As of December 31, 2000, the weighted-average exercise price was $7.81 per share. The options outstanding allow certain employees of the Company to purchase approximately 1.5 million shares of common stock. Vesting is based upon the Company achieving annual levels of earnings before interest, taxes, depreciation and amortization over fiscal year periods beginning with fiscal year 1996 through 1998. In 1999 and ending with fiscal year 2000, vesting was based on earnings. If not exercised, the options expire ten years from the date of issuance. Under this plan, compensation expense is determined and recorded when the options vest. During the fiscal years ended December 27, 1998, December 26, 1999 and December 31, 2000, the Company recorded approximately $1.1 million, $1.1 million and $1.4 million, respectively, in compensation expense. As of December 31, 2000, 1,532,404 options were exercisable. As of December 31, 2000, the weighted-average remaining contractual life of these options was 6.6 years.

   In 1998, the Board of Directors approved the cancellation of 621,798 unvested options under this plan held by three of the Company's senior executives. The cancelled options had exercise prices that ranged from $4.98 per share to $11.25 per share. In connection with the cancellation, the Board granted to these three individuals 621,798 options with an exercise price of $11.625 per share, which was the fair value of the Company's common stock at the date of grant. In addition, the executives became fully vested in these options upon the grant date. The Company did not recognize compensation expense regarding the subsequent grant of the 621,798 options since they were issued at an exercise price that equaled the fair value of the Company's common stock at the date of grant.

 The 1996 Nonqualified Stock Option Plan

   In April 1996, the Company created the 1996 Nonqualified Stock Option Plan. This plan authorizes the issuance of approximately 4.1 million options. The Company granted approximately 0.5 million options in 2000 at exercise prices ranging from $13.125 to $15.00 per share, which approximated the fair market value of the Company's common stock at date of grant. In 1999, the Company granted 0.3 million options at prices ranging from $11.25 to $12.375 per share which approximated the fair market value of the Company's common stock at the date of grant. In 1998, the Company granted approximately 0.3 million options at $11.25 per share, which was the fair market value of the Company's common stock at the date of grant. The options currently granted and outstanding allow certain employees of the Company to purchase approximately 1.2 million shares of common stock, which vest at 25% per year beginning April 1997. If not exercised, the options expire seven years from the date of issuance. As of December 31, 2000, the weighted-average remaining contractual life of these options was 4.8 years, the weighted-average exercise price per share was $10.36 and 498,686 options were exercisable.

 The 1998 SCC Plan

   In connection with the SCC acquisition in March 1998, the Company created the Substitute Nonqualified Stock Option Plan. This plan authorizes the issuance of approximately 339,000 options at exercise prices that range from $5.865 to $10.125 per share. The Company issued approximately 300,000 options at the closing date of the acquisition. The issuance of 27,000 options are subject to a reduction of options based on a holdback provision in the acquisition agreement. Regarding the remaining options to be issued, a determination on the number of options will be made on or about March 31, 2001, three years from the closing date of the transaction. As of December 31, 2000, the weighted-average exercise price per share was $7.19. The options

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
vest when issued by the Company and expire at various dates through October 31, 2007. As of December 31, 2000, the weighted-average remaining contractual life of these options was 4.7 years and 307,344 options were exercisable.

 Warrants

   In connection with the SCC acquisition, the Company authorized the issuance of 118,628 warrants to the former SCC shareholders to purchase AFC Common Stock at prices that range from $5.865 to $9.00 per share. The warrants expire on May 4, 2001 and September 30, 2001. As of December 31, 2000, 113,195 warrants were exercisable that had a $6.28 weighted-average exercise price per share and a weighted-average remaining contractual life of five months. These warrants were issued in connection with the acquisition of SCC and the related fair value placed upon these warrants was added to the goodwill resulting from this acquisition (See Note 17).

 A Summary of Plan Activity

   A summary of the status of the Company's four stock option plans and warrants as of December 27, 1998, December 26, 1999 and December 31, 2000 and changes during the years is presented in the table and narrative below:

                                   1998              1999              2000
                             ----------------- ----------------- -----------------
                             Shares  Wtd. Avg. Shares  Wtd. Avg. Shares  Wtd. Avg.
                             (000's) Ex. Price (000's) Ex. Price (000's) Ex. Price
                             ------- --------- ------- --------- ------- ---------
   Outstanding at beginning
    of year................   3,342   $ 3.540   3,990   $ 5.490   4,030   $ 5.955
   Granted options and
    warrants...............   1,347   $10.095     330   $11.655     455   $13.185
   Exercised options and
    warrants...............      (6)  $ 3.930    (107)  $ 2.745    (103)  $ 5.460
   Cancelled options and
    warrants...............    (693)  $ 5.055    (183)  $ 6.555    (150)  $10.830
                              -----             -----             -----
   Outstanding at end of
    year...................   3,990   $ 5.490   4,030   $ 5.955   4,232   $ 6.570
                              =====             =====             =====
   Exercisable at end of
    year...................   3,078   $ 5.010   3,267   $ 5.115   3,525   $ 5.430
                              =====             =====             =====
     Weighted average fair
      value of options and
      warrants granted (See
      Note 1)..............           $ 3.540           $ 3.510           $ 3.820

   Approximately 0.3 million, 0.3 million and 0.5 million options were granted in 1998, 1999 and 2000, respectively, at prices that equaled the fair market price of the common stock at the grant date.

12.Basic and Diluted Earnings Per Share

   The following represents a reconciliation of the Company's basic and diluted earnings per share as required by the SFAS No. 128 "Earnings per Share" (in thousands):

                                                        For Year Ended
                                                  ----------------------------
                                                  12/27/98  12/26/99  12/31/00
                                                  --------  --------  --------
   Net income (loss) from:
     Continuing operations....................... $(3,360)  $14,155   $27,722
     Extraordinary loss on early extinguishment
      of debt....................................     --       (126)     (207)
     Discontinued operations.....................  (5,286)   (1,944)      (51)
                                                  -------   -------   -------
   Net income (loss)............................. $(8,646)  $12,085   $27,464
                                                  =======   =======   =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                                                            For Year Ended
                                                      --------------------------
                                                      12/27/98 12/26/99 12/31/00
                                                      -------- -------- --------
   Denominator for basic earnings per share--
    weighted average shares.........................   24,371   26,231   26,323
   Effect of dilutive securities--employee stock op-
    tions and warrants..............................      --     2,188    2,423
                                                       ------   ------   ------
   Denominator for diluted earnings per share--
    weighted average shares adjusted for dilutive
    securities......................................   24,371   28,419   28,746
                                                       ======   ======   ======

   Due to the net loss from continuing operations for the year ended December 27, 1998, the dilutive effect of 2,430 options and warrants were excluded from the denominator for diluted earnings per share.

                                                                40 Weeks Ended
                                                               ------------------
                                                               10/01/00  10/07/01
                                                               --------  --------
                                                                  (unaudited)
   Net income (loss) from:
     Continuing operations...................................  $18,449   $26,131
     Extraordinary loss on early extinguishment of debt......     (204)   (1,000)
     Discontinued operations.................................      (52)      --
                                                               -------   -------
   Net income ...............................................  $18,193   $25,131
                                                               =======   =======
   Denominator for basic earnings per share--weighted average
    shares...................................................   26,318    29,254
   Effect of dilutive securities--employee stock options and
    warrants.................................................    2,160     1,837
                                                               -------   -------
   Denominator for dilutive earnings per share--weighted av-
    erage shares
    adjusted for diluted securities..........................   28,478    31,091
                                                               =======   =======

13.Other Employee Benefit Plans

 Pre-Tax Savings and Investment Plan

   The Company maintains a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code for the benefit of employees meeting certain eligibility requirements. With the exception of certain SCC employees who were grandfathered into the plan, all Company employees are subject to the same contribution and vesting schedules. Under the plan, employees may contribute up to 20.0% of their eligible compensation to the plan on a pre-tax basis up to statutory limitations. The Company may make both voluntary and matching contributions to the plan. The Company expensed approximately $0.4 million, $0.5 million and $0.3 million during 1998, 1999 and 2000, respectively, for its contributions to the plan.

 Deferred Compensation Plan

   Effective March 1, 1998, the Company established the AFC Deferred Compensation Plan. The plan is an unfunded, nonqualified deferred compensation plan that benefits certain designated key management or highly compensated employees. Under this plan, an employee may defer up to 50% of base salary and 100% of any bonus award in increments of 1% on a pre-tax basis. The Company may make both voluntary and matching contributions to the plan. The minimum annual deferral is 1%. The funds are invested in variable life insurance policies that have an aggregate cash surrender value of approximately $1.6 million at December 31, 2000. All plan assets are subject to the Company's creditors. The Company expensed approximately $26,000, $22,000 and $42,000 in 1998, 1999 and 2000, respectively, for its matching contributions to the plan. As of December 31, 2000, the Company's liability under the plan was $1.4 million.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Long-term Success Plan

   Effective January 1, 1999, the Company adopted a long-term success plan for its current and future employees. The plan provides for the potential payout of a bonus, in cash, AFC common stock or both, contingent upon (i) AFC's common stock, if publicly traded, reaching an average stock price of $46.50 per share for a period of at least twenty consecutive trading days, or (ii) AFC's earnings per share reaching $3.375 for any fiscal year ending on or before December 31, 2003 during the five-year period January 1, 1999 through fiscal year 2003.

   Employee payouts range from 10% to 110% of the individual employee's base salary at the time either benchmark is met. The percentage is based upon the individual employee's employment date. As of December 31, 2000, AFC did not have a liability recorded in its consolidated financial statements for the bonus payout. The Company will record a liability for the bonus payout when the amount is both probable and estimable.

 Executive Retirement and Benefit Plans

   During 1994, the Company adopted a nonqualified, unfunded retirement, disability and death benefit plan for certain executive officers. Annual retirement benefits are equal to 30% of the executive officer's average base compensation for the five years preceding retirement plus health benefit coverage and are payable in 120 equal monthly installments following the executive officer's retirement date. Death benefits are up to five times the officer's base compensation at the time of employment. The Company has the discretion to increase the employee's death benefits. Death benefits are funded by split dollar life insurance arrangements. The accumulated benefit obligation related to this plan was approximately $2.1 million and $2.5 million as of December 26, 1999 and December 31, 2000, respectively.

   The following table sets forth for the retirement plan, the funded status and the amounts that are included in other long-term liabilities in the accompanying balance sheets as of December 26, 1999 and December 31, 2000 (in thousands):

                                                                1999    2000
                                                               ------  ------
   Actuarial present value of benefit obligation:
     Accumulated benefits obligation.......................... $2,205  $2,669
                                                               ======  ======
     Projected benefit obligation............................. $2,396  $1,848
                                                               ======  ======
     Plan assets at fair value................................    --      --
     Projected benefit obligations in excess of plan assets...  2,396   1,848
     Prior service cost not yet recognized in pension cost....   (385)   (361)
     Unrecognized cumulative net gains and assumption change
      effects.................................................    107   1,001
                                                               ------  ------
     Plan liability before recognition of minimum liability
      adjustment..............................................  2,118   2,488
     Adjustment required to recognize minimum liability.......    --      --
                                                               ------  ------
   Plan liability............................................. $2,118  $2,488
                                                               ======  ======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Expense for the retirement plan for the years ended December 26, 1999 and December 31, 2000, include the following cost components (in thousands):

                                                                     1999 2000
                                                                     ---- ----
   Service costs.................................................... $274 $274
   Interest costs...................................................   89   85
   Amortization of unrecognized net obligations at the date of
    inception.......................................................   25   29
                                                                     ---- ----
   Plan expense..................................................... $388 $388
                                                                     ==== ====

   Expense for the retirement plan for the years ended December 27, 1998, December 26, 1999 and December 31, 2000, was approximately $0.4 million per year.

   The Company's assumptions used in determining the plan cost and liabilities include a discount rate of 7.5% per annum and a 5% rate of salary progression in 1998, 1999 and 2000.

   The Company also provides post-retirement medical benefits (including dental coverage) for certain retirees and their spouses. This benefit begins on the date of retirement and ends after 120 months or upon the death of both parties. The accumulated post-retirement benefit obligation for the plan as of both December 26, 1999 and December 31, 2000, was approximately $0.4 million. The net periodic expense for the medical coverage continuation plan for 1998, 1999 and 2000 was approximately $42,000 per fiscal year.

14.Related Party Transactions

   In April 1996, the Company loaned certain officers of the Company an aggregate of $4.5 million to pay personal withholding tax liabilities incurred as a result of a $10.0 million executive compensation award earned in 1995. The full recourse note receivable balance, net of any unamortized discount, and interest receivable balance as of December 26, 1999 and December 31, 2000 are included as a reduction to shareholders' equity in the accompanying consolidated balance sheets and consolidated statements of shareholders' equity, as the common stock awarded to the officers secures payment of the individual notes.

   In October 1998, the Company loaned certain officers of the Company an aggregate of $1.3 million to pay for shares of common stock offered by AFC in connection with the acquisition of CII. During 1999, AFC loaned two officers of the Company an aggregate of $0.4 million to pay for shares of common stock offered by other departing officers. All the individual notes have similar terms, other than one officer's note, which is due and payable in installments beginning on December 31, 2005. Each full recourse note bears interest at 7.0% per annum with principal and interest payable at December 31, 2005. The notes are secured by shares owned by the employees, and other collateral with respect to one officer. The note receivable balance and interest receivable balance as of December 26, 1999 and December 31, 2000 are included as a reduction to shareholders' equity in the accompanying consolidated balance sheets and consolidated statements of shareholders' equity.



   In January 2000, the Company loaned a former AFC employee $0.2 million to pay personal withholding tax liabilities incurred as a result of exercising stock options. The note bears interest at 7.0% per annum with principal and interest payable on the first to occur of (i) two years after the date of the note, or (ii) 90 days after the effective date of an initial public offering of AFC's common stock. The shares obtained from the option exercise secures the note. The note and interest receivable balances as of December 31, 2000 are included as a reduction to shareholders' equity in the accompanying consolidated balance sheets and consolidated statements of shareholders' equity.


   In connection with the Company's common stock offering related to the Cinnabon acquisition in 1998, the Company paid stock issuance costs of approximately $1.0 million to Freeman Spogli & Co., Inc., which through other affiliates is the Company's majority common shareholder, $0.1 million of which was paid to PENMAN Partners.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

15.Commitments and Contingencies

 Employment Agreements

   Eight senior executives and the Company have amended employment agreements (effective January 2001) containing customary employment terms which provide for annual base salaries ranging from $250,000 to $575,000, respectively, subject to annual adjustment by the Board of Directors, an annual incentive bonus, fringe benefits, participation in Company-sponsored benefit plans and such other compensation as may be approved by the Board of Directors. The terms of the agreements generally terminate in 2002 or 2004, unless earlier terminated or otherwise renewed, pursuant to the terms thereof. Pursuant to the terms of the agreements, if employment is terminated without cause or if written notice not to renew employment is given by the Company, the terminated executive would in certain cases be entitled to, among other things, up to two times his base annual salary and up to two times the bonus payable to the individual for the fiscal year in which such termination occurs. Under the agreements, upon a change of control of the Company or a significant reduction in the executive's responsibilities or duties, the executive may terminate his employment and would be entitled to receive the same severance pay he would have received had his employment been terminated without cause.

 Supply Contracts

   The principal raw material for the Company's Popeyes and Church's systems is fresh chicken. The Company's Popeyes and Church's systems purchase fresh chicken from approximately 14 suppliers who service the Company from 34 plant locations. For fiscal years ended December 27, 1998, December 26, 1999 and December 31, 2000, approximately 50%, 47% and 46%, respectively, of Popeye's and Church's company-operated restaurant cost of sales was attributable to the purchase of fresh chicken. As a result, the Company is significantly affected by increases in the cost of chicken, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products.

   In order to (i) ensure favorable pricing for the Company's chicken purchases in the future, (ii) reduce volatility in chicken prices and (iii) maintain an adequate supply of fresh chicken, the Company entered into two types of chicken purchasing contracts with chicken suppliers. The first is a grain-based "cost-plus" pricing contract that utilizes prices based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other is a market-priced formula contract based on the "Georgia whole bird market value". Under this contract, the Company and its franchisees pay the market price plus a premium for cut specifications for AFC restaurants. The market-priced contracts have maximum and minimum prices that the Company and its franchisees will pay for chicken during the term of the contract. Both contracts have terms ranging from three to five years, with provisions for certain annual price adjustments. In fiscal year 2000, the Company increased the purchase volume under the "cost-plus" pricing contracts, thereby reducing purchases under the market-based contracts, in order to further reduce its exposure to rising chicken prices. The Company recognized chicken cost of sales at the amounts paid under the contracts. For the periods presented, the Company has not experienced any material losses as a result of these contracts.

   SCC's principal raw material is green coffee beans. The Company typically enters into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year as negotiated with the individual supplier. The Company purchases approximately 64% of its green coffee beans from five suppliers and the remaining 36% from 20 other suppliers. If the five major suppliers cannot meet its coffee orders, the Company has the option of ordering its coffee from the other suppliers or adding new suppliers. As of December 31, 2000, the Company had commitments to purchase green coffee beans at a total cost of $9.0 million through December 31, 2001. The Company always takes physical delivery of the coffee beans.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Litigation

   The Company has been named as a defendant in various actions arising from its normal business activities in which damages in various amounts are claimed. The Company has established reserves in the accompanying consolidated balance sheets to provide for the defense and settlement of current litigation and management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

 Environmental Matters

   Approximately 150 of the Company's owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks ("USTs"), and some of these properties may currently contain abandoned USTs. It is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable federal and state environmental laws, the Company, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any such contamination, as well as any other environmental conditions at its properties that are unrelated to USTs. As a result, after an analysis of its property portfolio and an initial assessment of its properties, including testing of soil and groundwater at a representative sample of its facilities, the Company has obtained insurance coverage that it believes will be adequate to cover any potential environmental remediation liabilities. The Company is currently not subject to any administrative or court order requiring remediation at any of its properties.

 Information Technology Outsourcing

   In August 1994, the Company entered into an information technology outsourcing contract with IBM. The contract was amended in June 1999 and expires July 31, 2004.

   Future minimum payments under this contract, exclusive of payments included in Note 9 as capital lease payments for systems installed as of December 31, 2000, are as follows (in thousands):

   Year                                                                  Amount
   ----                                                                  -------
   2001................................................................. $ 6,695
   2002.................................................................   7,511
   2003.................................................................   7,730
   2004.................................................................   4,238
                                                                         -------
                                                                         $26,174
                                                                         =======

   It is estimated that the remaining payments due under the contract of approximately $26.2 million will be reflected as restaurant operating or general and administrative costs and expenses.

   Operating expenses of approximately $10.5 million, $11.2 million and $10.8 million related to the outsourcing contract have been included in the statements of operations for the years ended December 27, 1998, December 26, 1999 and December 31, 2000, respectively.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Formula Agreement

   The Company has a formula licensing agreement, as amended (the "Formula Agreement"), with Alvin C. Copeland, the former owner of the Popeyes and Church's restaurant systems, and owner of Diversified Foods and Seasonings, Inc. ("Diversified"), which calls for the worldwide exclusive licensing to the Popeyes system of the spicy fried chicken formula and certain other ingredients used in Popeyes products. The Formula Agreement provides for monthly royalty payments of $254,166 until March 2029. Total royalty payments were $2.9 million, $3.0 million and $3.1 million for the fiscal years ended December 27, 1998, December 26, 1999 and December 31, 2000, respectively.

 Supply Agreements

   The Company has a supply agreement with Diversified under which the Company is required to purchase certain proprietary products made exclusively by Diversified. This contract expires in 2029 subject to further renewal.

   Prior to December 26, 1999, supplies were generally provided to franchised and company-operated restaurants in the Popeyes and Church's systems pursuant to supply agreements negotiated by Popeyes Operators Purchasing Cooperative Association, Inc. ("POPCA") and Church's Operators Purchasing Association, Inc. ("COPA"), respectively, each a not-for-profit corporation that was created for the purpose of consolidating the collective purchasing power of the franchised and company-operated restaurants and negotiating favorable terms. Subsequent to December 26, 1999, POPCA and COPA merged their purchasing power into one unified purchasing cooperative known as Supply Management Services, Inc. ("SMS"), a not-for-profit corporation. The new cooperative retained all aspects of the aforementioned POPCA and COPA cooperatives. Since 1995, the Company's franchise agreements related to Church's have required that each franchisee join the purchasing cooperative. Membership in the cooperative is open to all other franchisees on a voluntary basis. Any SMS member is required to purchase from suppliers who have contracts with the cooperative. Currently, all company-operated Popeyes and Church's franchisees are members of SMS or its predecessors. SMS also purchases certain ingredients and supplies for Cinnabon franchised and company-operated bakeries in order to further leverage the collective buying power of AFC.

 Advertising

   In accordance with the Popeyes and Church's franchise agreements, advertising funds have been established (the "Advertising Funds") whereby the Company contributes a percentage of sales (generally 5%) to the Advertising Funds in order to pay for the costs of funding advertising and promotional activities. In accordance with the franchise agreement, the net assets and transactions of the Advertising Funds are not commingled with the working capital of the Company. The net assets and transactions of the Advertising Funds are, therefore, not included in the accompanying consolidated financial statements. The Company's contributions to the Advertising Funds are recorded in restaurant operating expenses in the accompanying consolidated financial statements.

   The Company's advertising expenses, including contributions to the advertising funds, totaled $37.3 million, $38.8 million and $41.6 million for the years ended 1998, 1999 and 2000, respectively.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 King Features Agreements

   The Company currently has agreements with The Hearst Corporation, King Features Syndicate Division ("King Features") under which the Company has the exclusive license to use the image and likeness of the cartoon character "Popeye" (and certain companion characters such as "Olive Oyl") in connection with the operations of Popeyes restaurants worldwide. Under these agreements, the Company is obligated to pay King Features a royalty of one-tenth of one percent (0.1%) on the first $1.0 billion of Popeyes cumulative annual system-wide sales and one-twentieth of one percent (0.05%) on the next $2.0 billion of such annual sales. Total annual royalties are capped at $2.0 million per year under the agreement. The King Features agreements automatically renew annually. Should a payment be required under this licensing agreement, the payment will be made out of the Advertising Funds described above.

 Other Commitments

   The Company has guaranteed certain loans and lease obligations approximating $1.0 million and $0.8 million as of December 26, 1999 and December 31, 2000, respectively. The Company believes it is not necessary to record any amounts under these obligations as of December 31, 2000.

16.Segment and Geographic Information

   The Company operates exclusively in the foodservice and beverage industry. Substantially all revenues result from the sale of menu products at restaurants, bakeries and cafes operated by the Company, franchise royalty and fee income earned from franchised restaurant, bakery and cafe operations and wholesale revenues from the sale of specialty coffee products. The Company's reportable segments are based on specific products and services within the foodservice and beverage industry. In 2000, the Company began aggregating its domestic and international operations in its reportable segments and, as such, re-stated the corresponding items of segment information for prior years. The Company combines Popeyes and Church's operations to form its chicken segment. The Company previously aggregated the operations of Chesapeake and Cinnabon to form its bakery segment; however, with the sale of Chesapeake in the third quarter of 1999 (See Note 18), the bakery segment only includes Cinnabon's operations. Chesapeake's operations have been classified as discontinued operations in the accompanying financial statements. The Company's coffee segment consists of SCC's operations, which includes its wholesale operations.

   Previously, the Company's restaurant equipment manufacturing division, Ultrafryer, was included in an "other" segment; however, with the sale of Ultrafryer in the second quarter of 2000 (See Note 18) the "other" segment and the associated inter-segment revenues have been eliminated. Ultrafryer's operations have been classified as discontinued operations in the accompanying financial statements.

   The "corporate" component of operating income includes revenues from (i) interest income from notes receivable and rental revenue from leasing and sub-leasing agreements with franchisees and third parties, less (ii) corporate general and administrative expenses.

   Operating income (loss) primarily represents each segment's earnings before income taxes, depreciation, amortization, gains/losses on asset dispositions and write-downs and compensation expense related to stock option activity.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Revenues:

                               52 Weeks Ended     53 Weeks   40 Weeks Ended
                              ------------------   Ended    ------------------
                              12/27/98  12/26/99  12/31/00  10/01/00  10/07/01
                              --------  --------  --------  --------  --------
                                                               (unaudited)
                                             (in thousands)
   Chicken..................  $506,314  $535,162  $545,079  $415,767  $392,829
   Coffee...................    58,851    77,309    86,853    63,121    70,730
   Bakery...................    24,187    77,277    82,844    57,221    57,613
   Corporate................     8,602     8,268    10,444     8,049    10,789
                              --------  --------  --------  --------  --------
     Total Revenues.........  $597,954  $698,016  $725,220  $544,158  $531,961
                              ========  ========  ========  ========  ========

 Operating Income:

                               52 Weeks Ended     53 Weeks   40 Weeks Ended
                              ------------------   Ended    ------------------
                              12/27/98  12/26/99  12/31/00  10/01/00  10/07/01
                              --------  --------  --------  --------  --------
                                                               (unaudited)
                                             (in thousands)
   Chicken..................  $ 96,361  $111,109  $125,641  $ 94,231  $ 97,343
   Coffee...................     8,273     9,476     7,012     4,351     5,253
   Bakery...................     4,440     8,833    11,624     5,057     6,754
   Corporate................   (22,442)  (18,209)  (18,273)  (12,553)  (14,550)
                              --------  --------  --------  --------  --------
     Total Operating
      Income................    86,632   111,209   126,004    91,086    94,800
   Adjustments to reconcile
    to income from
    continuing operations:
   Depreciation and
    amortization............   (45,162)  (42,126)  (41,812)  (31,770)  (31,930)
   Compensation expense
    related to stock
    options.................    (1,072)   (1,465)   (1,694)   (1,121)     (227)
   Loss on fixed asset and
    other asset write-offs..   (14,615)   (9,448)     (906)     (307)     (186)
                              --------  --------  --------  --------  --------
     Income from continuing
      operations............  $ 25,783  $ 58,170  $ 81,592  $ 57,888  $ 62,457
                              ========  ========  ========  ========  ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Depreciation and Amortization:

                                                       52 Weeks Ended   53 Weeks
                                                      -----------------  Ended
                                                      12/27/98 12/26/99 12/31/00
                                                      -------- -------- --------
                                                            (in thousands)
   Chicken........................................... $25,022  $25,338  $29,314
   Coffee............................................   4,429    3,775    5,551
   Bakery............................................   1,711    6,321    6,157
   Corporate.........................................  14,000    6,692      790
                                                      -------  -------  -------
     Total Depreciation and Amortization............. $45,162  $42,126  $41,812
                                                      =======  =======  =======

 Significant Non-cash Items:

                                                      52 Weeks Ended   53 Weeks
                                                     -----------------  Ended
                                                     12/27/98 12/26/99 12/31/00
                                                     -------- -------- --------
                                                           (in thousands)
   Chicken.......................................... $ 9,956   $5,416   10,481
   Coffee...........................................     --       121      370
   Bakery...........................................     --        79      253
   Corporate........................................   4,659    3,832     (432)
                                                     -------   ------  -------
     Total Significant Non-cash Items............... $14,615   $9,448  $10,672
                                                     =======   ======  =======

   Significant non-cash items include (i) charges for restaurant closings, including Pine Tree, which are primarily write-offs of tangible and intangible assets, (ii) losses (gains) on the disposition of long-lived assets, which includes both operating and non-operating assets, (iii) software write-offs and
(iv) write-offs from the re-imaging program.

 Assets:

                                                               12/26/99 12/31/00
                                                               -------- --------
                                                                (in thousands)
   Chicken.................................................... $306,364 $317,098
   Coffee.....................................................  101,981   94,753
   Bakery.....................................................   75,559   67,651
   Corporate..................................................   77,985   59,947
                                                               -------- --------
     Total Assets............................................. $561,889 $539,449
                                                               ======== ========

   There were no material changes to the Company's total assets by reportable segment as of October 7, 2001 from the amounts disclosed in the Company's consolidated financial statements for the fiscal year ended December 31, 2000.

                    AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Capital Expenditures:

                                                               12/26/99 12/31/00
                                                               -------- --------
                                                                (in thousands)
   Chicken.................................................... $33,770  $29,086
   Coffee.....................................................  13,453    9,983
   Bakery.....................................................   3,346   10,537
   Corporate..................................................   4,649    5,107
                                                               -------  -------
     Total Capital Expenditures............................... $55,218  $54,713
                                                               =======  =======

   Excluded from 1999 capital expenditures is approximately $0.8 million related to other acquisition items.

17.Acquisitions

 Pine Tree Foods, Inc. Acquisition

   On February 10, 1998, the Company acquired all of the assets of 81 restaurant properties operated by Pine Tree Foods, Inc. ("Pine Tree") for a purchase price of approximately $24.3 million. In addition, the Company recorded liabilities of approximately $4.0 million in connection with the acquisition. Of the 81 restaurants, 66 were converted to Popeyes company-operated restaurants, with the remaining restaurants closed concurrent with the purchase. The restaurants are primarily located in North and South Carolina and Georgia. The Company funded the purchase price with internal funds and its Acquisition Facility.

   The Pine Tree acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion Number 16, "Accounting for Business Combinations" ("APB 16"). Net goodwill of $5.5 million has been reclassified on the December 31, 2000 balance sheet to assets under contractual agreement (See Note 20). The remaining unamortized goodwill recorded in connection with this acquisition was $22.7 million and $11.8 million as of December 26, 1999 and December 31, 2000, respectively. The Company is amortizing this goodwill on a straight-line basis over a forty-year period.

 Seattle Coffee Company Acquisition

   On March 18, 1998, the Company acquired all of Seattle Coffee Company's ("SCC") common stock for an adjusted purchase price of approximately $68.8 million plus the assumption of approximately $4.8 million of debt. The Company paid approximately $37.6 million in cash funded by its Acquisition Facility and approximately $25.5 million in the Company's common stock, resulting in the issuance of 1,225,222 common shares, 293,763 options to purchase common shares and 102,978 warrants to purchase common shares. In addition, the Company established a payable of approximately $3.8 million and placed 93,276 shares of the Company's common stock into an escrow account pursuant to a holdback payment provision in the acquisition agreement. As a result of the transaction, SCC became a wholly-owned subsidiary of the Company. The transaction included the acquisition of a roasting and packaging facility, 59 company-operated cafes and 10 franchised cafes under the Seattle's Best and Torrefazione Italia Coffee brands, a wholesale business including 13 sales offices with more than 5,000 wholesale accounts and two major distribution centers. The acquisition agreement provided for a contingent earn-out payable to former SCC shareholders. Actual payment to former SCC shareholders was contingent upon SCC operations achieving a level of earnings, as defined in the acquisition agreement, over a 52-week period from September 29, 1997 to September 27, 1998 (the "Contingency Period"). Based on SCC's operating results during the Contingency Period that ended on September 27, 1998, the Company paid approximately $0.9 million in cash and issued 46,760 shares of the Company's common stock to former SCC shareholders during the first quarter of 1999 as a contingent payment pursuant to the agreement. The contingent earn-out payment was included in the adjusted purchase price.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   During the first quarter of 1999, the Company completed an analysis of the fair value and allocation of its intangible asset acquired from SCC, which resulted in a final purchase price adjustment to the amounts initially recorded on the acquisition date. As part of this analysis, $11.3 million was re-allocated from goodwill to trade name and other intangibles. As of December 26, 1999 the unamortized portion of these intangibles was approximately $10.6 million and $0.5 million, respectively. As of December 31, 2000, the unamortized portion of these intangibles was approximately $10.3 million and $0.4 million, respectively. These assets are being amortized on a straight-line basis over a forty-year and twenty-year period, respectively.

   During 2000, the Company paid approximately $1.4 million to SCC's former shareholders as part of the holdback provision.

   The Company accounted for this acquisition as a purchase in accordance with APB 16. The allocation of the purchase price resulted in the Company recording goodwill in the approximate amount of $43.2 million, which is being amortized on a straight-line basis over a forty-year period.

   As of December 26, 1999 and December 31, 2000, the unamortized goodwill balance was approximately $41.0 million and $39.9 million, respectively.

   The following unaudited pro forma results of operations for the fifty-two weeks ended December 27, 1998, assumes the acquisition of SCC occurred as of the beginning of the period (in thousands):

                                                                      52 Weeks
                                                                       Ended
                                                                      12/27/98
                                                                      --------
   Total revenues.................................................... $606,501
                                                                      ========
   Net (loss) from continuing operations............................. $ (3,897)
                                                                      ========
   Net (loss)........................................................ $ (9,182)
                                                                      ========
   Basic (loss) per common share..................................... $  (0.38)
                                                                      ========

   The 52 weeks ended December 27, 1998 include SCC's operations for the two-month period ended February 28, 1998 since the Company acquired SCC in March 1998. Pro forma results are not necessary for the fiscal years ended 1999 and 2000 since SCC's operations are included in the consolidated statements for AFC.

   These pro forma results have been prepared for comparative purposes only and include certain adjustments that result in (i) an increase in amortization expense related to the recording of SCC goodwill, (ii) an increase in interest expense related to the Acquisition Facility (See Note 8) used to partially fund the acquisition, (iii) a decrease in interest expense related to SCC debt that was paid off at the time of the acquisition and (iv) a decrease in amortization expense related to the write-off of SCC's intangible assets at the time of the acquisition. These results do not purport to be indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

 Cinnabon International, Inc.

   On October 15, 1998, the Company acquired Cinnabon International, Inc. ("CII"), the operator and franchisor of 363 retail cinnamon roll bakeries operating in 39 states, Canada and Mexico. Two hundred and eleven of the retail cinnamon roll bakeries were company-operated and were located within the United States. In connection with the acquisition, CII became a wholly-owned subsidiary of AFC through the merger of AFC Franchise Acquisition Corp. into CII.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The Company acquired CII for $64.0 million in cash. The Company obtained $44.7 million of the cash consideration from its 1997 Credit Facility as amended and restated (See Note 8). The remaining $19.3 million cash consideration was funded with the proceeds from the sale of approximately 1.9 million shares of AFC common stock at $11.625 per share to certain "qualified" investors who were existing AFC shareholders and option holders.

   The Company accounted for this acquisition as a purchase in accordance with APB 16. The allocation of the purchase price resulted in the Company recording goodwill in the amount of approximately $54.1 million, which is being amortized on a straight-line basis over a forty-year period. During 1999, the Company completed an analysis of the fair values of the tangible and intangible assets acquired from CII. During the fiscal year ended December 26, 1999, the Company recorded a $9.6 million adjustment to the carrying value of certain fixed assets, which correspondingly increased goodwill.

   In connection with the CII acquisition, the Company developed an exit plan involving CII's corporate headquarters in Seattle, Washington. The exit plan included severance, relocation and integration costs. Including the exit plan, the Company recorded other assets and liabilities resulting in a net $0.6 million purchase price adjustment, which increased goodwill.

   The following unaudited pro forma results of operations for the fifty-two weeks ended December 27, 1998, assumes the acquisition of CII occurred as of the beginning of the period (in thousands):

                                                                      52 Weeks
                                                                       Ended
                                                                      12/27/98
                                                                      --------
   Total revenues.................................................... $651,893
                                                                      ========
   Net (loss) from continuing operations............................. $(13,826)
                                                                      ========
   Net (loss)........................................................ $(19,112)
                                                                      ========
   Basic (loss) per common share..................................... $  (0.78)
                                                                      ========

   The 52 weeks ended December 27, 1998 include CII's operations for the nine-month period ended September 27, 1998 since the Company acquired CII in October 1998. Pro forma results are not necessary for fiscal years ended 1999 and 2000 since CII's operations are included in the consolidated statements for AFC.

   These pro forma results have been prepared for comparative purposes only and include certain adjustments that result in (i) an increase in amortization expense related to the recording of CII goodwill, (ii) an increase in interest expense related to the Tranche B debt (See Note 8) used to partially fund the acquisition, (iii) a decrease in interest expense related to CII debt that was paid off at the time of the acquisition and (iv) a decrease in amortization expense related to the write-off of CII's intangible assets at the time of the acquisition. These results do not purport to be indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

18.Divestitures

 Chesapeake Bagel

   On July 26, 1999, the Company entered into a definitive agreement to sell its Chesapeake franchise rights and system to New World Coffee-Manhattan Bagel, Inc. ("New World Coffee") for $3.8 million. The sale closed on August 30, 1999. The Company received $2.3 million in cash with the remaining $1.5 million in a note receivable from New World Coffee. The Company recorded a loss of $1.7 million after tax on the sale. The income tax benefit applied to the loss on the sale was $1.4 million.

   The results of Chesapeake have been classified as discontinued operations in the accompanying financial statements. The following amounts relate to Chesapeake's operations for the respective periods (in thousands):

                                                             For Year  For Year
                                                              Ended     Ended
                                                             12/27/98  12/26/99
                                                             --------  --------
   Total revenues........................................... $ 3,533    $2,108
                                                             =======    ======
   (Loss) from operations before income taxes...............  (8,770)   (1,201)
   Income tax benefit.......................................   2,877       563
                                                             -------    ------
   (Loss) from operations, net of income taxes.............. $(5,893)   $ (638)
                                                             =======    ======
   Basic (loss) per common share............................ $ (0.24)   $(0.02)
                                                             =======    ======

 Ultrafryer

   On May 11, 2000, AFC's Board of Directors approved the sale of Ultrafryer, the Company's restaurant equipment manufacturing division, to an investor group led by Ultrafryer's chief operating officer. The sale closed on June 1, 2000. The Company received $550,000 in cash and a $4.6 million note receivable from the buyer. The Company's estimated $0.2 million before tax gain on the sale has been deferred for financial reporting purposes and is included in other liabilities on the balance sheet. The income tax expense to be applied to the gain on the sale is $0.1 million.

   The results of Ultrafryer have been classified as discontinued operations in the accompanying financial statements. The following amounts relate to Ultrafryer's operations for the respective periods (in thousands):

                                                    For Year For Year For Year
                                                     Ended    Ended    Ended
                                                    12/27/98 12/26/99 12/31/00
                                                    -------- -------- --------
   Total revenues..................................  $7,605   $9,076   $3,371
                                                     ======   ======   ======
   Income (loss) from operations before income
    taxes..........................................     904      806      (90)
   Income tax (expense) benefit....................    (297)    (370)      39
                                                     ------   ------   ------
   Income (loss) from operations, net of income
    taxes..........................................  $  607   $  436   $  (51)
                                                     ======   ======   ======
   Basic income per common share...................  $ 0.02   $ 0.02   $  --
                                                     ======   ======   ======


 Popeyes Houston Market

   On December 21, 2000, the Company sold 35 previously company-operated Popeyes restaurants in the Houston market for $16.5 million in cash. The Company sold land, buildings and equipment for nine of these restaurants, and sold the equipment and leasehold improvements and leased the land and building for the

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
remaining 26 restaurants. The $16.5 million purchase price included approximately $1.0 million in franchise fees that were taken into income immediately.

   In addition to the purchase price, the buyer paid the Company $0.3 million in development fees to develop an additional 35 restaurants over a six year period. These development fees were deferred and will be taken into income as these restaurants open.

19.Change in Accounting Estimate

   During 1999, the Company re-evaluated the estimated useful lives of its buildings, equipment and leasehold improvements at Church's and Popeyes company-operated restaurant locations and equipment and leasehold improvements at Cinnabon bakeries and Seattle Coffee cafes. The Company analyzed historical data regarding restaurant, bakery and cafe operations, actual lives of restaurant properties and property leasing arrangements. Based on this analysis, the Company revised its estimated useful lives for certain fixed asset categories as follows:

  1) Buildings--useful life range changed from 7-20 years to 5-35 years.

  2) Equipment--useful life range changed from 3-8 years to 3-15 years.

  3) Leasehold improvements--the Company will continue to depreciate leasehold improvements over the lesser of the lease term or the estimated useful life of the asset; however, the lease term will include all lease option periods under contract that management anticipates will be utilized. Previously, the Company only considered the primary term of the lease in assessing the life of a leasehold improvement.

   This change in accounting estimate resulted in a decrease of $7.5 million and $6.4 million in depreciation expense for the fiscal years ended December 26, 1999 and December 31, 2000, respectively, resulting in a $4.4 million ($0.17 basic earnings per share, $0.15 diluted earnings per share) and a $3.7 million ($0.14 basic earnings per share, $0.13 diluted earnings per share) after tax increase in net income for the same periods.

20.Assets Under Contractual Agreement

   In the second quarter of 2000, AFC transferred certain long-lived assets to a company owned by a former AFC employee in exchange for shares of preferred stock of that company. Concurrent with the transfer of assets, which consisted of restaurant equipment for twelve Popeyes restaurants, the company became a Popeyes franchisee. In compliance with applicable accounting rules, AFC cannot remove these assets from its books and records, and as such, AFC has classified these assets under the category "Assets Under Contractual Agreement" in the accompanying balance sheet. Consequently, AFC did not record an investment for the shares of preferred stock received in the transaction. As of December 31, 2000, these assets included the following (in thousands):

   Property and equipment, net.......................................... $2,174
   Goodwill, net........................................................  5,464
                                                                         ------
                                                                         $7,638
                                                                         ======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

21.Quarterly Results (Unaudited)

                                         16-Weeks  12-Weeks  12-Weeks  12-Weeks
                                          Ended     Ended     Ended     Ended
                                         04/18/99  07/11/99  10/03/99  12/26/99
                                         --------  --------  --------  --------
                                            (Dollars in thousands, except
                                                 per share amounts)
   Restaurant sales....................  $170,502  $130,006  $128,474  $131,458
   Restaurant gross profit (a).........    31,083    24,718    23,478    26,116
   Wholesale revenues..................    13,831    11,031    11,825    14,029
   Wholesale gross profit (a)..........     3,577     2,788     3,292     4,363
   Net income (loss) from continuing
    operations.........................      (342)    3,575     5,977     4,945
   Extraordinary loss on early
    extinguishment of debt, net of
    income taxes.......................       --        --        --       (126)
   Net income (loss) from discontinued
    operations.........................       192       162    (2,186)     (112)
                                         --------  --------  --------  --------
   Net income (loss)...................  $   (150) $  3,737  $  3,791  $  4,707
                                         ========  ========  ========  ========
   Basic earnings (loss) per common
    share from:
    Continuing operations..............  $  (0.01) $   0.13  $   0.23  $   0.19
    Net extraordinary loss on early
     extinguishment of debt............       --        --        --      (0.01)
    Discontinued operations............       --       0.01     (0.08)     --
                                         --------  --------  --------  --------
    Net income (loss)..................  $  (0.01) $   0.14  $   0.15  $   0.18
                                         ========  ========  ========  ========
   Diluted earnings (loss) per common
    share from:
    Continuing operations..............  $  (0.01) $   0.12  $   0.21  $   0.18
    Net extraordinary loss on early
     extinguishment of debt............       --        --        --      (0.01)
    Discontinued operations............       --       0.01     (0.08)      --
                                         --------  --------  --------  --------
    Net income (loss)..................  $  (0.01) $   0.13  $   0.13  $   0.17
                                         ========  ========  ========  ========
                                         16-Weeks  12-Weeks  12-Weeks  13-Weeks
                                          Ended     Ended     Ended     Ended
                                         04/16/00  07/09/00  10/01/00  12/31/00
                                         --------  --------  --------  --------
                                            (Dollars in thousands, except
                                                 per share amounts)
   Restaurant sales....................  $173,864  $128,234  $126,096  $139,242
   Restaurant gross profit (a).........    33,898    24,525    23,792    30,235
   Wholesale revenues..................    15,643    12,437    12,980    15,660
   Wholesale gross profit (a)..........     3,450     2,896     2,796     4,075
   Net income from continuing
    operations.........................     5,239     5,856     7,354     9,273
   Extraordinary loss on early
    extinguishment of debt, net of
    income taxes.......................      (155)      (49)      --         (3)
   Net income (loss) from discontinued
    operations.........................        11       (59)       (4)        1
                                         --------  --------  --------  --------
   Net income..........................  $  5,095  $  5,748  $  7,350  $  9,271
                                         ========  ========  ========  ========
   Basic earnings per common share
    from:
    Continuing operations..............  $   0.20  $   0.22  $   0.28  $   0.35
    Net extraordinary loss on early
     extinguishment of debt............     (0.01)      --        --        --
    Discontinued operations............       --        --        --        --
                                         --------  --------  --------  --------
    Net income.........................  $   0.19  $   0.22  $   0.28  $   0.35
                                         ========  ========  ========  ========
   Diluted earnings per common share
    from:
    Continuing operations..............  $   0.19  $   0.20  $   0.26  $   0.32
    Net extraordinary loss on early
     extinguishment of debt............     (0.01)      --        --        --
    Discontinued operations............       --        --        --        --
                                         --------  --------  --------  --------
    Net income.........................  $   0.18  $   0.20  $   0.26  $   0.32
                                         ========  ========  ========  ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                                                   16-Weeks 12-Weeks  12-Weeks
                                                    Ended    Ended     Ended
                                                   04/22/01 07/15/01  10/07/01
                                                   -------- --------  --------
                                                     (Dollars in thousands,
                                                   except per share amounts)
   Restaurant sales..............................  $159,526 $119,367  $115,509
   Restaurant gross profit (1)...................    31,714   22,730    22,407
   Wholesale revenues............................    18,907   14,783    14,396
   Wholesale gross profit (1)....................     4,353    3,308     3,091
   Net income from continuing operations.........     8,008    9,003     9,120
   Net extraordinary loss on early extinguishment
    of debt......................................       --      (307)     (693)
   Net income (loss) from discontinued
    operations...................................       --       --        --
                                                   -------- --------  --------
   Net income....................................  $  8,008 $  8,696  $  8,427
                                                   ======== ========  ========
   Basic earnings (loss) per common share from:
     Continuing operations.......................  $   0.29 $   0.30  $   0.30
     Net extraordinary loss on early
      extinguishment of debt.....................       --     (0.01)    (0.02)
     Discontinued operations.....................       --       --        --
                                                   -------- --------  --------
     Net income .................................  $   0.29 $   0.29  $   0.28
                                                   ======== ========  ========
   Diluted earnings (loss) per common share from:
     Continuing operations.......................  $   0.27 $   0.28  $   0.29
     Net extraordinary loss on early
      extinguishment of debt.....................       --     (0.01)    (0.02)
     Discontinued operations.....................       --       --        --
                                                   -------- --------  --------
     Net income..................................  $   0.27 $   0.27  $   0.27
                                                   ======== ========  ========

---------------------
(1) Gross profit is revenues less cost of sales and operating expenses.

   Certain amounts have been reclassified to conform with the current year presentation. Earnings per share information has been restated to reflect the effect of the reverse stock split (See Note 23).

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

22.Early Extinguishment of Debt (unaudited)

   During fiscal years 1999 and 2000 the Company repurchased $8,020,000 and $16,980,000, respectively, of Senior Subordinated Notes primarily at a discount. During the forty-weeks ended October 7, 2001, the Company repurchased $23,115,000 of Senior Subordinated Notes primarily at a premium. The Company funded the repurchases during the forty-weeks ended October 7, 2001 using proceeds from the sale of company-operated units to franchisees, cash from operations and the Company's bank credit facility. The repurchases in fiscal years 1999 and 2000 were financed with cash from operations.

                                             For Year Ended    40 Weeks Ended
                                            ----------------- -----------------
                                            12/26/99 12/31/00 10/01/00 10/07/01
                                            -------- -------- -------- --------
                                             (in thousands)    (in thousands)
   Unamortized debt (cost)................   $(242)   $(486)   $(486)  $  (517)
   Net Discount (Premium).................      30      130      130    (1,140)
                                             -----    -----    -----   -------
   Extraordinary (loss), before income tax
    effect................................    (212)    (356)    (356)   (1,657)
   Income tax benefit.....................      86      149      152       657
                                             -----    -----    -----   -------
   Extraordinary (loss), net of income tax
    effect................................   $(126)   $(207)   $(204)  $(1,000)
                                             =====    =====    =====   =======

23.Subsequent Event

   On February 7, 2001, the Company effected a two-for-three reverse stock split. As such, the financial statements for fiscal year 2000 reflect the effect of the reverse stock split on shares of common stock, earnings per share and stock option data. Prior year financial statements were also restated for the reverse stock split for comparable presentation.

24.Common Stock (unaudited)

   On March 2, 2001, the Company sold, pursuant to an underwritten public offering, 3,136,328 shares (including 11,328 in over-allotment shares) of its common stock at a price of $17.00 per share and received approximately $46,186,000 in net cash proceeds after deducting underwriting commissions, offering expenses and other associated miscellaneous costs. Following the public offering, the net proceeds were used to repay a portion of the Company's acquisition facility.

                             [AFC Enterprises Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee and NASD filing fee.


                                                                      Amount to
                                                                     be Paid by
                                                                         AFC
   Item                                                              Enterprises
   ----                                                              -----------
   SEC registration fee.............................................  $ 51,641
   NASD filing fee..................................................    21,157
   Blue sky fees and expenses.......................................     5,000
   Printing and engraving expenses..................................   150,000
   Legal fees and expenses..........................................    50,000
   Accounting fees and expenses.....................................   150,000
   Custodian and selling shareholder expenses.......................    10,000
   Transfer agent and registrar fees................................     3,000
   Miscellaneous....................................................   109,202
                                                                      --------
     Total..........................................................  $550,000
                                                                      ========


Item 14. Indemnification of Directors and Officers

   The Registrant's articles of incorporation provide that each of its directors shall not be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 or 80A.23 of the Minnesota Business Corporation Act; (iv) for any transaction from which the director derived an improper personal benefit; or
(v) for any act or omission occurring prior to the date when the articles of incorporation became effective.

   The Registrant's articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize any further limitation of the liability of a director, then the liability of a director is eliminated or limited to the fullest extent permitted by the amended act. Further, the Registrant's bylaws provide that it shall indemnify its directors and officers to the maximum extent permitted by law.

   Section 302A.521 of the Minnesota Business Corporation Act requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Registrant against judgment, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and
(5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Registrant, or in the case of performance by a director, officer, employee or agent of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3 requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

   The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements may require it, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   Reference is also made to Section 7 of the underwriting agreement filed as
Exhibit 1.1 hereto, which indemnifies the Registrant's directors and officers against certain liabilities.

   The Registrant carries directors' and officers' liability insurance covering its directors and officers.

   Insofar as indemnification for liabilities under the Securities Act may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, it has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

   The following is a summary of the transactions engaged in by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act of 1933:

     From January 1, 1998 through December 31, 1998, the Registrant issued and sold 6,850 shares of common stock to nine former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.12 to $7.43 per share for an aggregate purchase price of approximately $27,003.

     On March 18, 1998, in connection with an Agreement and Plan of Reorganization, dated January 23, 1998, among the Registrant, Seattle Coffee Company, AFC Acquisition Corp., and the other signatories thereto (the "SCC Agreement"), the Registrant issued and sold 1,318,499 shares of common stock in exchange for all of the common stock of Seattle Coffee Company to the former shareholders of Seattle Coffee Company (the "SCC Shareholders"), warrants to purchase a total of 110,804 shares of common stock in exchange for warrants to purchase shares of Seattle Coffee Company to the former warrant holders of Seattle Coffee Company (the "SCC Warrant Holders"), and options to purchase a total of 316,070 shares of common stock in exchange for options to purchase shares of Seattle Coffee Company to the former option holders of Seattle Coffee Company (the "SCC Option Holders").

     On October 14, 1998, the Registrant issued and sold 1,863,802 shares of common stock for an aggregate purchase price of $21,666,698 to employees and directors of the Registrant, PENMAN Private Equity and Mezzanine Fund, L.P., FS Equity Partners IV, L.P. and Frederick Paulsell, Jr. In connection with this common stock offering, the Registrant paid Freeman Spogli & Co. a fee of $1,000,000, $100,000 of which was paid to PENMAN Partners.

     From January 1, 1999 through December 31, 1999, the Registrant issued and sold 87,046 shares of common stock to 15 former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.12 to $11.25 per share for an aggregate purchase price of approximately $177,386. From January 1, 1999 through December 31, 1999, the Registrant issued and sold 6,146 shares of common stock to two former employees upon net exercises of options to purchase common stock for exercise prices of $5.87 per share for an aggregate purchase price of approximately $109,941.

     On March 18, 1999, pursuant to the SCC Agreement, the Registrant issued and sold an additional 46,761 shares of common stock to the SCC
  Shareholders, warrants to purchase 3,912 shares of common stock to the SCC Warrant Holders and options to purchase 11,192 shares of common stock to the SCC Option Holders, in each case, as contingent consideration.

     On May 3, 1999, the Registrant issued and sold 966 shares of common stock for an aggregate purchase price of $5,662 upon the exercises of warrants to purchase common stock to the SCC Warrant Holders.

     From January 1, 2000 through December 19, 2000, the Registrant issued and sold 11,086 shares of common stock to 19 former employees upon the exercises of options to purchase shares of common stock for exercise prices ranging from $0.12 to $11.63 per share for an aggregate purchase price of approximately $59,604. From January 1, 2000 through December 19, 2000, the Registrant issued and sold 45,110 shares of common stock to 70 former employees upon net exercises of options to purchase shares of common stock for exercise prices ranging from $4.98 to $12.38 per share for an aggregate purchase price of $510,352.

     On October 23, 2000, the Registrant issued and sold 522 shares of common stock for an aggregate purchase price of $3,062 upon the exercises of warrants to purchase common stock by the SCC Warrant Holders.

   A number of the issuances described above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, where each purchaser was either an accredited investor or a non- accredited investor (where the aggregate number of such investors did not exceed 35), with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks (either alone or with a purchaser representative), each of which represented its intention to acquire the securities for investment only and not with a view to distribution, and received or had access to adequate information about the Registrant. Appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

   As of March 2, 2001, the Registrant had granted options to purchase an aggregate of 5,648,533 shares of common stock to its directors, officers and employees, of which 4,703,528 options were outstanding with a weighted average exercise price of $3.30. At the time these options were issued under the Registrant's various stock option plans, the Registrant believed that each of the issuances were exempt from the registration requirements of the Securities Act either by virtue of (i) an exemption provided by Rule 701 promulgated under the Securities Act for securities offered under compensatory benefit plans and contracts, or (ii) a "no-sale" theory under Section 5 of the Securities Act of 1933, since none of the optionees provided any consideration for the grants (the sale of the underlying option shares occurs only when the option is exercised and the purchase price for the shares is paid to the Registrant).

   As of December 31, 1996, the Registrant had granted options to purchase 2,757,608 shares of common stock to 1,086 persons. As a result, the Registrant may have been required to register as a reporting company under the Securities Exchange Act of 1934. Since Rule 701 is not available to reporting companies, the Registrant believes that the Rule 701 exemption may not have been available for options to purchase shares of common stock that it granted, or the exercise of such options, subsequent to June 30, 1997, the latest date upon which the Registrant would have become a reporting company. The Registrant has issued and sold 32,297 shares of common stock as a result of the exercise of such options for an aggregate purchase price of $240,042 since June 30, 1997.

   No underwriter was employed with respect to any sales of securities of the Registrant in the transactions described above. Except as set forth above, no commissions or fees were paid with respect to any such sales.

Item 16. Exhibits and Financial Statement Schedules

(a)Exhibits


 Ehibit Numberx                                           Description
--------------                                            -----------
   1.1            Form of Underwriting Agreement.
   3.1(a)         Articles of Incorporation of Registrant, as amended.
   3.2(a)         Amended and Restated Bylaws of Registrant.
   4.1(a)         Indenture dated as of May 21, 1997 between AFC Enterprises, Inc. ("AFC") and
                  United States Trust of New York, as Trustee, with respect to the 10% Senior Subordinated
                  Notes due 2007.
   4.2(a)         Exchange and Registration Rights Agreement, dated as of May 21, 1997, by and among
                  AFC, Goldman, Sachs & Co., CIBC Wood Gundy Securities Corp. and Donaldson,
                  Lufkin & Jenrette Securities Corporation.
   4.3(c)         Amended and Restated Credit Agreement, dated as of October 15, 1998 (the "Amended and
                  Restated Credit Agreement"), among AFC and Goldman Sachs Credit Partners L.P., as
                  Syndication Agent and Lead Arranger (the "Syndication Agent") and the financial institutions listed therein (the "Lenders") and Canadian Imperial Bank of Commerce ("CIBC"),
                  as Administrative Agent.
   4.4(a)         Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as
                  Administrative Agent.
   4.5(a)         Pledge Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as
                  Administrative Agent.
   4.6(a)         Trademark Collateral Security Agreement, dated as of May 21, 1997, by and between
                  AFC and CIBC, as Administrative Agent.
   4.7(a)         Collateral Account Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as
                  Administrative Agent.
   4.8(a)         Form of Mortgage, Assignment of Rents, Security Agreement and Fixture Filing, dated as of
                  May 21, 1997, between AFC and CIBC, as Administrative Agent.
   4.9(h)         Form of Registrant's common stock certificate.
   5.1            Opinion of Riordan & McKinzie.
   5.2            Opinion of Dorsey & Whitney.
  10.1(a)         Stock Purchase Agreement dated February 23, 1996 among AFC, FS Equity Partners,
                  L.P. III, and FS Equity Partners International, L.P.
  10.2(a)         Stockholders Agreement dated April 11, 1996 (the "1996 Stockholders Agreement") among
                  FS Equity Partners III, L.P. and FS Equity Partners International, L.P., CIBC, Pilgrim Prime
                  Rate Trust, Van Kampen American Capital Prime Rate Income Trust, Senior Debt Portfolio,
                  ML IBK Positions, Inc., Frank J. Belatti, Dick R. Holbrook, Samuel N. Frankel (collectively, the "Shareholders") and AFC, as amended.

 Ehibit Numberx                                          Description
--------------                                           -----------
  10.3(h)         Form of Popeyes Development Agreement, as amended.
  10.4(h)         Form of Popeyes Franchise Agreement.
  10.5(h)         Form of Church's Development Agreement, as amended.
  10.6(h)         Form of Church's Franchise Agreement.
  10.7(a)         Formula Agreement dated July 2, 1979 among Alvin C. Copeland, Gilbert E. Copeland,
                  Mary L. Copeland, Catherine Copeland, Russell J. Jones, A. Copeland Enterprises, Inc. and
                  Popeyes Famous Fried Chicken, Inc., as amended on March 21, 1989.
  10.8(a)         Supply Agreement dated March 21, 1989 between New Orleans Spice Company, Inc. and
                  Biscuit Investments, Inc.
  10.9(a)         Recipe Royalty Agreement dated March 21, 1989 by and among Alvin C. Copeland,
                  New Orleans Spice Company, Inc. and Biscuit Investments, Inc.
  10.10(a)        Licensing Agreement dated March 11, 1976 between King Features Syndicate Division of
                  The Hearst Corporation and A. Copeland Enterprises, Inc.
  10.11(a)        Assignment and Amendment dated January 1, 1981 between A. Copeland Enterprises, Inc.,
                  Popeyes Famous Fried Chicken, Inc. and King Features Syndicate Division of The
                  Hearst Corporation.
  10.12(a)        Popeye License Agreement dated January 1, 1981 between King Features Syndicate Division of The Hearst Corporation and Popeyes Famous Fried Chicken, Inc.
  10.13(a)        Letter Agreement dated September 17, 1981 between King Features Syndicate Division of
                  The Hearst Corporation, A. Copeland Enterprises, Inc. and Popeyes Famous Fried
                  Chicken, Inc.
  10.14(a)        License Agreement dated December 19, 1985 by and between King Features Syndicate, Inc.,
                  The Hearst Corporation, Popeyes, Inc. and A. Copeland Enterprises, Inc.
  10.15(a)        Letter Agreement dated July 20, 1987 by and between King Features Syndicate, Division of
                  The Hearst Corporation, Popeyes, Inc. and A. Copeland Enterprises, Inc.
  10.16(a)        Employment Agreement dated as of December 4, 1995 between AFC and Samuel N. Frankel, as amended.
  10.17(a)        1992 Stock Option Plan of AFC, effective as of November 5, 1992, as amended to date.
  10.18(a)        1996 Nonqualified Performance Stock Option Plan--Executive of AFC, effective as of
                  April 11, 1996.
  10.19(a)        1996 Nonqualified Performance Stock Option Plan--General of AFC, effective as of
                  April 11, 1996.
  10.20(a)        1996 Nonqualified Stock Option Plan of AFC, effective as of April 11, 1996.
  10.21(a)        Form of Nonqualified Stock Option Agreement--General between AFC and stock option participants.
  10.22(a)        Form of Nonqualified Stock Option Agreement--Executive between AFC and certain key executives.
  10.23(a)        1996 Employee Stock Bonus Plan--Executive of AFC effective as of April 11, 1996.
  10.24(a)        1996 Employee Stock Bonus Plan--General of AFC effective as of April 11, 1996.
  10.25(a)        Form of Stock Bonus Agreement--Executive between AFC and certain executive officers.
  10.26(a)        Form of Stock Bonus Agreement--General between AFC and certain executive officers.


 Ehibit Numberx                                         Description
--------------                                          -----------
  10.27(a)        Form of Secured Promissory Note issued by certain members of management.
  10.28(a)        Form of Stock Pledge Agreement between AFC and certain members of management.
  10.29(a)        AFC 1994 Supplemental Benefit Plan for Executive Officers dated May 9, 1994.
  10.30(a)        AFC 1994 Supplemental Benefit Plan for Senior and Executive Staff Officer dated
                  April 19, 1994.
  10.31(a)        AFC 1994 Supplemental Benefit Plan for Senior Officers/General Manager dated
                  May 9, 1994.
  10.32(a)        AFC 1994 Supplemental Benefit Plan for Designated Officers dated May 9, 1994.
  10.33(a)        Settlement Agreement between Alvin C. Copeland, Diversified Foods and Seasonings, Inc.,
                  Flavorite Laboratories, Inc. and AFC dated May 29, 1997.
  10.34(b)        Credit Agreement dated August 12, 1997, between AFC and Banco Popular De Puerto
                  Rico for Turnkey Development program financing.
  10.35(d)        Agreement and Plan of Merger among AFC and Seattle Coffee Company, all of the Principal
                  Shareholders of Seattle Coffee Company and AFC Acquisition Corp. dated February 1998, as amended.
  10.36(e),(f)    Agreement and Plan of Merger by and among Cinnabon International, Inc., AFC and AFC
                  Franchise Acquisition Corp., effective August 13, 1998, as amended on October 14, 1998.
  10.37(f)        Shareholder Agreement by and among AFC Franchise Acquisition Corp. and other signatories dated as of August 13, 1998.
  10.38(c)        AFC Deferred Compensation Plan dated as of January 1, 1998 and First Amendment to
                  Deferred Compensation Plan dated as of December 31, 1998.
  10.39(g)        AFC Enterprises, Inc. 1999-2003 Long-Term Employee Success Plan, effective
                  January 1, 1999.
  10.40(h)+       Supply Agreement dated October 5, 1998 between Church's Operators Purchasing
                  Association, Inc. and Cagle's, Inc. ("Cagle's "92"), as amended.
  10.41(h)+       Supply Agreement dated October 5, 1998 ("Second Cagle's Agreement") between AFC d/b/a
                  Popeyes Chicken and Biscuits and Cagle's, as amended.
  10.42(h)+       Supply Agreement dated April 1, 1999 between Church's Operators Purchasing Association,
                  Inc. and Tyson Foods, Inc, as amended.
  10.43(h)        Stockholders Agreement dated as of March 18, 1998 among FS Equity Partners III, L.P., FS
                  Equity Partners International, L.P., the new shareholders identified therein and AFC.
  10.44(h)        Form of Cinnabon Development Agreement.
  10.45(h)        Form of Cinnabon Franchise Agreement.
  10.46(h)        Form of Seattle's Best Coffee Development Agreement, as amended.
  10.47(h)        Form of Seattle's Best Coffee Franchise Agreement.
  10.48(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and
                  William M. Wardlaw.
  10.49(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and Ronald P. Spogli.
  10.50(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and John M. Roth.

 Ehibit Numberx                                         Description
--------------                                          -----------
10.51(a)        Indemnification Agreement dated May 1, 1996 by and between AFC and
                Kelvin J. Pennington.
10.52(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and Dick R. Holbrook.
10.53(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and
                Samuel N. Frankel.
10.54(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and Matt L. Figel.
10.55(a)        Indemnification Agreement dated July 2, 1996 by and between AFC and Paul H. Farrar.
10.56(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and Frank J. Belatti.
10.57(a)        Indemnification Agreement dated April 11, 1996 by and between AFC and Mark J. Doran.
10.58(h)        First Amendment to the Amended and Restated Credit Agreement dated as of October 1,
                1999 by and among AFC, the Syndication Agent, the Lenders, CIBC and the Subsidiary
                Guarantors listed thereto.
10.59(h)        Employment Agreement dated as of December 8, 2000 between AFC and Frank J. Belatti.
10.60(h)        Employment Agreement dated as of December 8, 2000 between AFC and Dick R. Holbrook.
10.61(h)        Employment Agreement dated as of December 8, 2000 between AFC and Gerald J. Wilkins.
10.62(h)        Employment Agreement dated as of December 8, 2000 between AFC and
                Hala G. Moddelmog.
10.63(h)        Employment Agreement dated as of December 8, 2000 between AFC and Jon Luther, as amended.
10.64(h)        Amendment No. 3 to the 1996 Stockholders Agreement dated as of February 8, 2001 by and among AFC and the other signatories thereto.
10.65(h)        Second Amendment to Deferred Compensation Plan dated as of July 24, 2000.
10.66(h)        Substitute Nonqualified Stock Option Plan, effective March 17, 1998.
10.67(h)        Second Amendment to Amended and Restated Credit Agreement dated as of February 6,
                2001 by and among AFC, the Syndication Agent, the Lenders, CIBC, the Subsidiary
                Guarantors listed thereto, and the other signatories thereto.
10.68(h)        Fourth Amendment to Employment Agreement dated as of February 9, 2001 between
                AFC and Samuel N. Frankel.
10.69(h)        First Amendment to Employment Agreement dated February 8, 2001 between AFC and
                Frank J. Belatti.
10.70(h)        First Amendment to Employment Agreement dated February 8, 2001 between AFC and
                Dick R. Holbrook.
10.71(h)        First Amendment to Employment Agreement dated February 8, 2001 between AFC and
                Gerald J. Wilkins.
10.72(h)        First Amendment to Employment Agreement dated February 8, 2001 between AFC and
                Hala G. Moddelmog.
10.73(h)        Amendment to Second Cagle's Agreement dated February 23, 2001 between Supply
                Management Services, Inc. and Cagle's.

 Ehibit Numberx                                          Description
--------------                                           -----------
  10.74*          Second Amendment to Employment Agreement between AFC and Frank J. Belatti, dated
                  August 31, 2001.
  10.75*          Second Amendment to Employment Agreement between AFC and Dick R. Holbrook, dated
                  August 31, 2001.
  10.76*          Second Amendment to Employment Agreement between AFC and Gerald J. Wilkins, dated
                  August 31, 2001.
  10.77*          Second Amendment to Employment Agreement between AFC and Hala G. Moddelmog, dated August 31, 2001.
  10.78*          Second Amendment to Employment Agreement between AFC and Jon Luther, dated
                  August 31, 2001.

  10.79*          Indemnification Agreement dated May 16, 2001 by and between AFC and Gerald J. Wilkins.
  10.80*          Indemnification Agreement dated May 16, 2001 by and between AFC and Victor Arias, Jr.
  10.81*          Indemnification Agreement dated May 16, 2001 by and between AFC and Carolyn Hogan Byrd.
  10.82*          Indemnification Agreement dated August 9, 2001 by and between AFC and R. William Ide, III.
  21.1*           Subsidiaries of AFC.
  23.1            Consent of Riordan & McKinzie (included in Exhibit 5.1).
  23.2            Consent of Dorsey & Whitney (included in Exhibit 5.2).
  23.3            Consent of Arthur Andersen LLP.
  24.1*           Power of Attorney (contained in signature page).

---------------------

*  Previously filed.


** To be filed by amendment.

+ Certain portions of this exhibit have been omitted pursuant to an order by the SEC granting confidential treatment.
(a) Filed as an exhibit to the Registration Statement of AFC on Form S-4 (Registration No. 333-29731) on June 20, 1997 and incorporated by reference herein.
(b) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended September 7, 1997 on October 21, 1997 and incorporated by reference herein.
(c) Filed as an exhibit to the Form 10-K of AFC for the year ended December 27, 1998 on March 29, 1999 and incorporated by reference herein.
(d) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended March 22, 1998 on May 6, 1998 and incorporated by reference herein.
(e) Filed as an exhibit to the Current Report on Form 8-K of AFC on August 28, 1998 and incorporated by reference herein.
(f) Filed as an exhibit to the Current Report on Form 8-K of AFC on October 29, 1998 and incorporated by reference herein.
(g) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended June 13, 1999 on July 28, 1999 and incorporated by reference herein.
(h) Filed as an exhibit to the Registration Statement of AFC on Form S-1 (Registration No. 333-52608) on December 22, 2000 and incorporated by reference herein.

(b)Financial Statement Schedules

   We have omitted all other schedules because the conditions requiring their filing do not exist or because the required information appears in the Company's consolidated financial statements, including the notes to those statements.

Item 17. Undertakings

   1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   2. The undersigned Registrant hereby undertakes that:

   (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (b) For the purpose of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 19th day of November 2001.


                                        AFC ENTERPRISES, INC.

                                                  /s/ Frank J. Belatti
                                        By: ____________________________________
                                                    Frank J. Belatti
                                               Chairman of the Board and
                                                Chief Executive Officer



   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



        Signature                              Title(s)                            Date
        ---------                              --------                            ----

   /s/ Frank J. Belatti    Chairman of the Board and Chief Executive Officer November 19, 2001
 ------------------------   (Principal Executive Officer)
     Frank J. Belatti

  /s/ Gerald J. Wilkins    Executive Vice President, Chief Financial Officer November 19, 2001
 ------------------------   and Director (Principal Financial and
    Gerald J. Wilkins
                            Accounting Officer)

   /s/ Dick R. Holbrook    President, Chief Operating Officer and Director   November 19, 2001
 ------------------------
     Dick R. Holbrook

  /s/ Victor Arias, Jr.*   Director                                          November 19, 2001
 ------------------------
    Victor Arias, Jr.

 /s/ Carolyn Hogan Byrd*   Director                                          November 19, 2001
 ------------------------
    Carolyn Hogan Byrd

    /s/ Matt L. Figel*     Director                                          November 19, 2001
 ------------------------
      Matt L. Figel

 /s/ R. William Ide, III*  Director                                          November 19, 2001
 ------------------------
     William Ide, III


        Signature                     Title(s)                  Date
        ---------                     --------                  ----

/s/ Kelvin J. Pennington*             Director            November 19, 2001
-------------------------
  Kelvin J. Pennington

    /s/ John M. Roth*                 Director            November 19, 2001
-------------------------
      John M. Roth

  /s/ Ronald P. Spogli*               Director            November 19, 2001
-------------------------
    Ronald P. Spogli

   /s/ Peter Starrett*                Director            November 19, 2001
-------------------------
     Peter Starrett



*By: /s/ Gerald J. Wilkins
     ---------------------
    Gerald J. Wilkins
    Attorney-in-Fact

                                 EXHIBIT INDEX
    (a) Exhibits


 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement.
  3.1(a) Articles of Incorporation of Registrant, as amended.
  3.2(a) Amended and Restated Bylaws of Registrant.
  4.1(a) Indenture dated as of May 21, 1997 between AFC Enterprises, Inc.
         ("AFC") and United States Trust of New York, as Trustee, with respect to the 10% Senior Subordinated Notes due 2007.
  4.2(a) Exchange and Registration Rights Agreement, dated as of May 21, 1997, by and among AFC, Goldman, Sachs & Co., CIBC Wood Gundy Securities
         Corp. and Donaldson, Lufkin & Jenrette Securities Corporation.
  4.3(c) Amended and Restated Credit Agreement, dated as of October 15, 1998
         (the "Amended and Restated Credit Agreement"), among AFC and Goldman
         Sachs Credit Partners L.P., as Syndication Agent and Lead Arranger
         (the "Syndication Agent") and the financial institutions listed therein (the "Lenders") and Canadian Imperial Bank of Commerce
         ("CIBC"), as Administrative Agent.
  4.4(a) Security Agreement, dated as of May 21, 1997, by and between AFC and
         CIBC, as Administrative Agent.
  4.5(a) Pledge Agreement, dated as of May 21, 1997, by and between AFC and
         CIBC, as Administrative Agent.
  4.6(a) Trademark Collateral Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.
  4.7(a) Collateral Account Agreement, dated as of May 21, 1997, by and between
         AFC and CIBC, as Administrative Agent.
  4.8(a) Form of Mortgage, Assignment of Rents, Security Agreement and Fixture
         Filing, dated as of May 21, 1997, between AFC and CIBC, as
         Administrative Agent.
  4.9(h) Form of Registrant's common stock certificate.
  5.1    Opinion of Riordan & McKinzie.
  5.2    Opinion of Dorsey & Whitney.
 10.1(a) Stock Purchase Agreement dated February 23, 1996 among AFC, FS Equity
         Partners, L.P. III, and FS Equity Partners International, L.P.
 10.2(a) Stockholders Agreement dated April 11, 1996 (the "1996 Stockholders
         Agreement") among FS Equity Partners III, L.P. and FS Equity Partners
         International, L.P., CIBC, Pilgrim Prime Rate Trust, Van Kampen
         American Capital Prime Rate Income Trust, Senior Debt Portfolio, ML
         IBK Positions, Inc., Frank J. Belatti, Dick R. Holbrook, Samuel N.
         Frankel (collectively, the "Shareholders") and AFC, as amended to date.
 10.3(h) Form of Popeyes Development Agreement, as amended.
 10.4(h) Form of Popeyes Franchise Agreement.
 10.5(h) Form of Church's Development Agreement, as amended.
 10.6(h) Form of Church's Franchise Agreement.

 Exhibit
  Number                               Description
 -------                               -----------
 10.7(a)  Formula Agreement dated July 2, 1979 among Alvin C. Copeland, Gilbert
          E. Copeland, Mary L. Copeland, Catherine Copeland, Russell J. Jones,
          A. Copeland Enterprises, Inc. and Popeyes Famous Fried Chicken, Inc.,
          as amended on March 21, 1989.
 10.8(a)  Supply Agreement dated March 21, 1989 between New Orleans Spice
          Company, Inc. and Biscuit Investments, Inc.
 10.9(a)  Recipe Royalty Agreement dated March 21, 1989 by and among Alvin C.
          Copeland, New Orleans Spice Company, Inc. and Biscuit Investments,
          Inc.
 10.10(a) Licensing Agreement dated March 11, 1976 between King Features
          Syndicate Division of The Hearst Corporation and A. Copeland
          Enterprises, Inc.
 10.11(a) Assignment and Amendment dated January 1, 1981 between A. Copeland
          Enterprises, Inc., Popeyes Famous Fried Chicken, Inc. and King
          Features Syndicate Division of The Hearst Corporation.
 10.12(a) Popeye License Agreement dated January 1, 1981 between King Features
          Syndicate Division of The Hearst Corporation and Popeyes Famous Fried
          Chicken, Inc.
 10.13(a) Letter Agreement dated September 17, 1981 between King Features
          Syndicate Division of The Hearst Corporation, A. Copeland
          Enterprises, Inc. and Popeyes Famous Fried Chicken, Inc.
 10.14(a) License Agreement dated December 19, 1985 by and between King
          Features Syndicate, Inc., The Hearst Corporation, Popeyes, Inc. and
          A. Copeland Enterprises, Inc.
 10.15(a) Letter Agreement dated July 20, 1987 by and between King Features
          Syndicate, Division of The Hearst Corporation, Popeyes, Inc. and A.
          Copeland Enterprises, Inc.
 10.16(a) Employment Agreement dated as of December 4, 1995 between AFC and
          Samuel N. Frankel, as amended.
 10.17(a) 1992 Stock Option Plan of AFC, effective as of November 5, 1992, as amended to date.
 10.18(a) 1996 Nonqualified Performance Stock Option Plan--Executive of AFC,
          effective as of April 11, 1996.
 10.19(a) 1996 Nonqualified Performance Stock Option Plan--General of AFC,
          effective as of April 11, 1996.
 10.20(a) 1996 Nonqualified Stock Option Plan of AFC, effective as of April 11,
          1996.
 10.21(a) Form of Nonqualified Stock Option Agreement--General between AFC and stock option participants.
 10.22(a) Form of Nonqualified Stock Option Agreement--Executive between AFC and certain key executives.
 10.23(a) 1996 Employee Stock Bonus Plan--Executive of AFC effective as of
          April 11, 1996.
 10.24(a) 1996 Employee Stock Bonus Plan--General of AFC effective as of April
          11, 1996.
 10.25(a) Form of Stock Bonus Agreement--Executive between AFC and certain executive officers.
 10.26(a) Form of Stock Bonus Agreement--General between AFC and certain executive officers.
 10.27(a) Form of Secured Promissory Note issued by certain members of management.
 10.28(a) Form of Stock Pledge Agreement between AFC and certain members of management.
 10.29(a) AFC 1994 Supplemental Benefit Plan for Executive Officers dated May
          9, 1994.

   Exhibit
    Number                               Description
   -------                               -----------
 10.30(a)     AFC 1994 Supplemental Benefit Plan for Senior and Executive Staff
              Officer dated April 19, 1994.
 10.31(a)     AFC 1994 Supplemental Benefit Plan for Senior Officers/General
              Manager dated May 9, 1994.
 10.32(a)     AFC 1994 Supplemental Benefit Plan for Designated Officers dated
              May 9, 1994.
 10.33(a)     Settlement Agreement between Alvin C. Copeland, Diversified Foods and Seasonings, Inc., Flavorite Laboratories, Inc. and AFC dated
              May 29, 1997.
 10.34(b)     Credit Agreement dated August 12, 1997, between AFC and Banco
              Popular De Puerto Rico for Turnkey Development program financing.
 10.35(d)     Agreement and Plan of Merger among AFC and Seattle Coffee
              Company, all of the Principal Shareholders of Seattle Coffee
              Company and AFC Acquisition Corp. dated February 1998, as
              amended.
 10.36(e),(f) Agreement and Plan of Merger by and among Cinnabon International,
              Inc., AFC and AFC Franchise Acquisition Corp., effective August
              13, 1998, as amended on October 14, 1998.
 10.37(f)     Shareholder Agreement by and among AFC Franchise Acquisition
              Corp. and other signatories dated as of August 13, 1998.
 10.38(c)     AFC Deferred Compensation Plan dated as of January 1, 1998 and
              First Amendment to Deferred Compensation Plan dated as of
              December 31, 1998.
 10.39(g)     AFC Enterprises, Inc. 1999-2003 Long-Term Employee Success Plan,
              effective January 1, 1999.
 10.40(h)+    Supply Agreement dated October 5, 1998 between Church's Operators
              Purchasing Association, Inc. and Cagle's, Inc. ("Cagle's "92' "),
              as amended.
 10.41(h)+    Supply Agreement dated October 5, 1998 ("Second Cagle's
              Agreement") between AFC d/b/a Popeyes Chicken and Biscuits and
              Cagle's, as amended.
 10.42(h)+    Supply Agreement dated April 1, 1999 between Church's Operators
              Purchasing Association, Inc. and Tyson Foods, Inc, as amended.
 10.43(h)     Stockholders Agreement dated as of March 18, 1998 among FS Equity
              Partners III, L.P., FS Equity Partners International, L.P., the
              new shareholders identified therein and AFC.
 10.44(h)     Form of Cinnabon Development Agreement.
 10.45(h)     Form of Cinnabon Franchise Agreement.
 10.46(h)     Form of Seattle's Best Coffee Development Agreement, as amended.
 10.47(h)     Form of Seattle's Best Coffee Franchise Agreement.
 10.48(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and William M. Wardlaw.
 10.49(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and Ronald P. Spogli.
 10.50(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and John M. Roth.
 10.51(a)     Indemnification Agreement dated May 1, 1996 by and between AFC and Kelvin J. Pennington.
 10.52(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and Dick R. Holbrook.
 10.53(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and Samuel N. Frankel.
 10.54(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and Matt L. Figel.
 10.55(a)     Indemnification Agreement dated July 2, 1996 by and between AFC and Paul H. Farrar.

 Exhibit
  Number                               Description
 -------                               -----------
 10.56(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
          Frank J. Belatti.
 10.57(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
          Mark J. Doran.
 10.58(h) First Amendment to the Amended and Restated Credit Agreement dated as of October 1, 1999 by and among AFC, the Syndication Agent, the
          Lenders, CIBC and the Subsidiary Guarantors listed thereto.
 10.59(h) Employment Agreement dated as of December 8, 2000 between AFC and
          Frank J. Belatti.
 10.60(h) Employment Agreement dated as of December 8, 2000 between AFC and
          Dick R. Holbrook.
 10.61(h) Employment Agreement dated as of December 8, 2000 between AFC and
          Gerald J. Wilkins.
 10.62(h) Employment Agreement dated as of December 8, 2000 between AFC and
          Hala G. Moddelmog.
 10.63(h) Employment Agreement dated as of December 8, 2000 between AFC and Jon
          Luther, as amended.
 10.64(h) Amendment No. 3 to the 1996 Stockholders Agreement dated as of
          February 8, 2001 by and among AFC and the other signatories thereto.
 10.65(h) Second Amendment to Deferred Compensation Plan dated as of July 24,
          2000.
 10.66(h) Substitute Nonqualified Stock Option Plan, effective March 17, 1998.
 10.67(h) Second Amendment to Amended and Restated Credit Agreement dated as of
          February 6,2001 by and among AFC, the Syndication Agent, the Lenders,
          CIBC, the Subsidiary Guarantors listed thereto, and the other signatories thereto.
 10.68(h) Fourth Amendment to Employment Agreement dated as of February 9, 2001 between AFC and Samuel N. Frankel.
 10.69(h) First Amendment to Employment Agreement dated February 8, 2001 between AFC and Frank J. Belatti.
 10.70(h) First Amendment to Employment Agreement dated February 8, 2001 between AFC and Dick R. Holbrook.
 10.71(h) First Amendment to Employment Agreement dated February 8, 2001 between AFC and Gerald J. Wilkins.
 10.72(h) First Amendment to Employment Agreement dated February 8, 2001 between AFC and Hala G. Moddelmog.
 10.73(h) Amendment to Second Cagle's Agreement dated February 23, 2001 between
          Supply Management Services, Inc. and Cagle's.
 10.74*   Second Amendment to Employment Agreement between AFC and Frank J.
          Belatti, dated August 31, 2001.
 10.75*   Second Amendment to Employment Agreement between AFC and Dick R.
          Holbrook, dated August 31, 2001.
 10.76*   Second Amendment to Employment Agreement between AFC and Gerald J.
          Wilkins, dated August 31, 2001.
 10.77*   Second Amendment to Employment Agreement between AFC and Hala G.
          Moddelmog, dated August 31, 2001.
 10.78*   Second Amendment to Employment Agreement between AFC and Jon Luther, dated August 31, 2001.

 Exhibit
 Number                               Description
 -------                              -----------
 10.79*  Indemnification Agreement dated May 16, 2001 by and between AFC and
         Gerald J. Wilkins.
 10.80*  Indemnification Agreement dated May 16, 2001 by and between AFC and
         Victor Arias, Jr.
 10.81*  Indemnification Agreement dated May 16, 2001 by and between AFC and
         Carolyn Hogan Byrd.
 10.82*  Indemnification Agreement dated August 9, 2001 by and between AFC and
         R. William Ide, III.
 21.1*   Subsidiaries of AFC.
 23.1    Consent of Riordan & McKinzie (included in Exhibit 5.1).
 23.2    Consent of Dorsey & Whitney (included in Exhibit 5.2).
 23.3    Consent of Arthur Andersen LLP.
 24.1*   Power of Attorney (contained in signature page).

---------------------

*  Previously filed.


** To be filed by amendment.

+ Certain portions of this exhibit have been omitted pursuant to an order by the SEC granting confidential treatment.
(a) Filed as an exhibit to the Registration Statement of AFC on Form S-4 (Registration No. 333-29731) on June 20, 1997 and incorporated by reference herein.
(b) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended September 7, 1997 on October 21, 1997 and incorporated by reference herein.
(c) Filed as an exhibit to the Form 10-K of AFC for the year ended December 27, 1998 on March 29, 1999 and incorporated by reference herein.
(d) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended March 22, 1998 on May 6, 1998 and incorporated by reference herein.
(e) Filed as an exhibit to the Current Report on Form 8-K of AFC on August 28, 1998 and incorporated by reference herein.
(f) Filed as an exhibit to the Current Report on Form 8-K of AFC on October 29, 1998 and incorporated by reference herein.
(g) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended June 13, 1999 on July 28, 1999 and incorporated by reference herein.
(h) Filed as an exhibit to the Registration Statement of AFC on Form S-1 (Registration No. 333-52608) on December 22, 2000 and incorporated by reference herein.